UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form ARS



(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT of 1934**

for the fiscal year ended December 31, 2004

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT of 1934**

Commission file number 001-16857

Horizon Offshore, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**76-0487309**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
2500 City West Boulevard Suite 2200 Houston, Texas	**77042**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(713) 361-2600



Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $1.00 par value per share
Preferred Stock Purchase Rights

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☑ No ☐

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2004), was approximately $21.7 million.

The number of shares of the registrant's common stock, $1.00 par value per share, outstanding as of August 1, 2005 was 92,323,139.

DOCUMENTS INCORPORATED BY REFERENCE

None.

HORIZON OFFSHORE, INC.

ANNUAL REPORT ON FORM 10-K/A
Amendment No. 2

For the Year Ended December 31, 2004

TABLE OF CONTENTS

EXPLANATORY NOTE

This Amendment No. 2 on Form 10-K/A (the 2004 Form 10-K/A) to our Annual Report on Form 10-K for the year ended December 31, 2004 (the 2004 Form 10-K), which was originally filed on March 31, 2005, is being filed to address comments that we received from the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the SEC) in connection with the Staff's normal periodic review of our filings. In our 2004 Form 10-K, we recorded insurance recoveries on a policy of mortgagee's interest insurance expected to be realized for the fire sustained on the *Gulf Horizon* as a long-term asset under the caption "Insurance Receivable." Based upon our evaluation and response to the Staff's comments, we concluded that recording the insurance recovery as a long-term asset has the accounting effect of derecognizing a liability, because the insurance proceeds from the mortgagee's interest insurance policy would be paid directly to one of our lenders, as named beneficiary on the policy, and then used to reduce our existing debt that the *Gulf Horizon* secures and the claim has not been filed. Our debt obligation was reflected as a liability on our balance sheet at December 31, 2004. We were advised by our independent registered public accounting firm of a potential error and made the determination to restate our 2004 consolidated financial statements to record an additional loss in the quarter ended September 30, 2004 related to the expected benefit, if any, from the indirect cash flows under the mortgagee's interest insurance policy for the *Gulf Horizon* and the recognition of this benefit as a long-term asset. Also, we are restating our earnings (loss) per share — basic and diluted for 2004 (including the interim periods therein) to include 5,283,300 shares of common stock issuable in connection with warrants issued on March 11, 2004 to holders of our 16% Subordinated Notes, each with a remaining exercise price of $0.01, in the calculation of weighted average shares used in computing earnings (loss) per share. The 5,283,300 warrants are considered outstanding common shares for computing earnings (loss) per share — basic and diluted at March 11, 2004 in accordance with SFAS No. 128, "Earnings Per Share" because these shares were issuable for little cash consideration and there was no contingency for the issuance of these shares. The restatement of our 2004 consolidated financial statements increased the operating loss of $(25.1) million to $(34.2) million and increased the net loss of $(54.5) million, or $(2.00) per share — basic and diluted, to $(63.6) million, or $(2.06) per share — basic and diluted, for the year ended December 31, 2004, increased the weighted average shares used in computing earnings (loss) per share — basic and diluted from 27,233,280 to 30,889,021, and reduced assets by $(9.1) million and increased our accumulated deficit by $(9.1) million at December 31, 2004.

Our independent registered public accounting firm has also reissued their two reports in connection with our restated consolidated financial statements and management's evaluation and assessment of the effectiveness of our internal control over financial reporting, which are included under the headings "Report of Independent Registered Public Accounting Firm" with the accompanying consolidated financial statements. We have also reissued our report under the heading "Management's Report on Internal Control over Financial Reporting" included with the accompanying consolidated financial statements. For the convenience of the reader, this 2004 Form 10-K/A sets forth the complete text of our originally filed 2004 Form 10-K in its entirety rather than just the amended portions thereof. No attempt has been made in this 2004 Form 10-K/A to modify or update other disclosures presented in the 2004 Form 10-K, other than to correct typographical and other immaterial errors or to include amended information set forth in prior amendments thereto. Except for the adjustment described above, this 2004 Form 10-K/A does not reflect events occurring after March 31, 2005, the date of the original filing of our 2004 Form 10-K, or modify or update those disclosures that may have been affected by subsequent events. Accordingly, this 2004 Form 10-K/A should be read in conjunction with our filings made with the SEC subsequent to the filing of the 2004 Form 10-K, and any amendments thereto.

The following items have been amended as a result of the restatement described above:

Part I — Items 1. and 2. — Business and Properties

Part II — Item 6. — Selected Financial Data

Part II — Item 7. — Management's Discussion and Analysis of Financial Condition and Results of Operations

Part II — Item 8. — Financial Statements and Supplementary Data

Part II — Item 9A. — Controls and Procedures

Part III — Item 13. — Certain Relationships and Related Transactions

Part IV — Item 15. — Exhibits, Financial Statement Schedules

PART I

Items 1. and 2. *Business and Properties*

General

Horizon Offshore, Inc. (a Delaware corporation) was incorporated on December 20, 1995 and commenced operations in March 1996. Horizon Offshore, Inc. and its subsidiaries (references to Horizon, company, we or us are intended to refer to Horizon Offshore, Inc. and its subsidiaries) provide marine construction services for the offshore oil and gas and other energy related industries in the U.S. Gulf of Mexico, Latin America, Southeast Asia, West Africa and the Mediterranean.

Our primary services include:

- installing pipelines;
- providing pipebury, hook-up and commissioning services;
- installing production platforms and other structures; and
- disassembling and salvaging production platforms and other structures.

Developments

During the past three years, we have experienced operating and net losses. Our liquidity has been negatively impacted by our inability to collect outstanding claims and receivables from Petróleos Mexicanos (Pemex) and Williams Oil Gathering LLC (Williams), and the delays in collecting the claims and receivables from Iroquois Gas Transmission LP (Iroquois) that were settled in March 2005. Also during 2004, our liquidity has been impacted by low utilization of vessels, a fire on the *Gulf Horizon* in May 2004 and our inability to secure performance bonds and letters of credit on large international contracts without utilizing cash collateral. We have closely managed cash due to our lack of liquidity and negotiated extended payment terms with our large trade payable creditors and subcontractors. In order to meet our liquidity needs during the past three years, we have incurred a substantial amount of debt. During 2004, we issued an aggregate of $113.7 million, including paid in-kind interest, face value of 16% subordinated secured notes (the 16% Subordinated Notes) and 18% subordinated secured notes (the 18% Subordinated Notes) in order to meet our immediate liquidity needs. At December 31, 2004, we had approximately $232.8 million face value of total outstanding debt, which was secured by all of our assets.

In light of our substantial debt and inability to generate sufficient cash flows from operations to service it; since the second quarter of 2004, our management has explored a significant number of financing alternatives designed to refinance and restructure our debt maturing in 2005 and provide us with additional working capital to support our operations. While management was in the process of negotiating a financing proposal, we were required to repay all of our outstanding indebtedness under our revolving credit facilities with Southwest Bank of Texas, N.A. (Southwest Bank) that matured in February 2005, which further impacted our liquidity. In March 2005, our negotiations to obtain additional financing and to refinance our indebtedness maturing in 2005 failed. As a result, our only alternative to commencing bankruptcy proceedings was to proceed to implement our previously announced recapitalization plan with the holders of our 16% and 18% Subordinated Notes (collectively, the Subordinated Notes) in two steps. The first step consisted of closing two senior secured term loans (the Senior Credit Facilities) of $30 million and $40 million, respectively, with holders and affiliates of holders of our Subordinated Notes on March 31, 2005.

We will use the proceeds of the Senior Credit Facilities to repay the $25.6 million outstanding under our revolving credit facility with The CIT Group/Equipment Financing, Inc. (CIT Group) maturing in May 2005, make a $2.0 million prepayment on our CIT Group term loan and pay an estimated $3.0 million of closing costs and fees. We will use the balance of the proceeds from this financing transaction to provide working capital to support our operations and for other general corporate purposes. The second step of our recapitalization plan consists of a debt for equity exchange. In order to implement this exchange, we entered into a letter agreement dated March 31, 2005 (the Recapitalization Agreement) with the holders of all of our

Subordinated Notes that terminated the October 29, 2004 recapitalization letter agreement. The Recapitalization Agreement contemplates that we will use our best efforts to close a series of recapitalization transactions pursuant to which the holders of our Subordinated Notes will exchange approximately $85 million of Subordinated Notes and 1,400 shares of our Series A Redeemable Participating Preferred Stock (Series A Preferred Stock) for one million shares of a new series of Series B Mandatorily Convertible Preferred Stock (Series B Preferred Stock) and 60 million shares of our common stock. The common stock and Series B Preferred Stock issued in the debt for equity exchange on an "as converted" basis will be equivalent to 95% of our aggregate outstanding common stock after giving effect to the recapitalization transactions. This equity will also be issued in consideration of the Subordinated Note holders consenting to the financing transaction and release of all of the collateral securing the Subordinated Notes, amending the terms of the $25 million of Subordinated Notes that are expected to remain outstanding following the closing of the recapitalization transactions to extend their maturity to March 2010 and reduce their interest rate to 8% per annum payable in-kind, and, if applicable, participating in the financing transaction as a lender.

In order to be able to issue common stock and the Series B Preferred Stock as required by the Recapitalization Agreement without the lengthy delay associated with obtaining stockholder approval required under the Nasdaq Marketplace Rules, we decided to delist our shares of common stock from the Nasdaq National Market, effective as of the close of business on April 1, 2005. In connection with the financing transaction, we also amended our CIT Group term loan to, among other things, extend the $15 million payment due in December 2005 until March 2006 and accelerate the maturity date from June 2006 to March 2006. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for further details of this financing transaction and the Recapitalization Agreement.

Scope of Operations

Our operating results are directly tied to industry demand for our services, and, to a lesser degree, seasonal impact. The demand for our services depends on the level of capital expenditures by oil and gas companies for developmental construction. Due to the time required to drill a well and fabricate a production platform, demand for our services usually lags exploratory drilling by nine to eighteen months and sometimes longer.

Our fleet consists of thirteen vessels, including nine vessels which are currently operational and two pipelay/pipebury barges, one derrick barge and one diving support vessel that are not currently operational. The following table describes our marine vessels.

Vessel	Vessel Type	Length (feet)	Maximum Derrick Lift (tons)	Maximum Pipelay Diameter (inches)
American Horizon	Pipelay/Pipebury	180	—	18
Lone Star Horizon	Pipelay/Pipebury	320	—	39
Brazos Horizon	Pipelay/Pipebury	210	—	18
Pecos Horizon	Pipelay/Pipebury	250	—	24
Cajun Horizon(1)	Pipelay/Pipebury	140	—	12
Gulf Horizon(1)	Pipelay/Pipebury	350	—	36
Canyon Horizon	Pipebury	330	—	—
Pearl Horizon(2)	Diving Support Vessel	184	—	—
Stephaniturm(1)(2)	Diving Support Vessel	230	—	—
Atlantic Horizon	Derrick Barge	420	550	—
Pacific Horizon	Derrick Barge	350	1,000	—
Phoenix Horizon(1)(2)	Derrick Barge	300	250	—
Sea Horizon	Derrick/Pipelay	360	1,200	36

(1) These vessels are not currently operational.

(2) These vessels are classified as assets held for sale.

Included in our fleet of nine operational vessels are four pipelay and pipebury vessels and one combination pipelay and derrick vessel that install and bury pipelines with an outside diameter (including concrete coating) of up to 39 inches. Our pipelay vessels employ conventional S-lay technology that is appropriate for operating on the U.S. continental shelf and the international areas where we currently operate. Conventional pipeline installation involves the sequential assembly of pieces of pipe through an assembly line of welding stations that run the length of the pipelay vessel. Welds are then inspected and coated on the deck of the pipelay barge. The pipe is then supported off the stern and into the water via a ramp that is referred to as a "pontoon" or "stinger." The ramp supports the pipe to some distance under the water and prevents over-stressing as it curves into a horizontal position toward the sea floor. The barge is then moved forward by its anchor winches and the pipeline is laid on the sea floor. The suspended pipe forms an elongated "S" shape as it undergoes a second bend above the contact point. During the pipelay process, divers regularly inspect the pipeline to ensure that the ramp is providing proper support and that the pipeline is settling correctly.

Pipelines installed on the U.S. continental shelf or located in water depths of 200 feet or less are required by the regulations of the United States Department of Interior's Minerals Management Service to be buried at least three feet below the sea floor. Jet sleds towed behind pipelay/pipebury barges are used to bury pipelines on smaller pipe installation projects. Towed jet sleds are less likely to damage the pipeline being laid or any existing pipelines that the pipeline may cross. Towed jet sleds use a high-pressure stream of air and water that is pumped from the barge to create a trench into which the pipe settles. For larger pipe burying projects, or where deeper trenching is required, we use the *Canyon Horizon,* our dedicated bury barge. The *Canyon Horizon* is currently located in the Mediterranean. We match our burying approach to the requirements of each specific contract by using the *Canyon Horizon* for larger projects and our towed jet sleds behind pipelay barges for smaller projects.

We also install and remove or salvage offshore fixed platforms. We currently operate two derrick barges equipped with cranes designed to lift and place platforms, structures or equipment into position for installation. In addition, they are used to disassemble and remove platforms and prepare them for salvage or refurbishment. The *Pacific Horizon* has a lift capacity of 1,000 tons, and the *Atlantic Horizon* has a 550-ton lift capacity. Our fleet also includes the *Sea Horizon,* which is our 360-foot long and 100-foot wide combination vessel that has both pipelay and derrick capabilities. The *Sea Horizon* is utilized to install and remove offshore fixed platforms and has a lift capacity of 1,200 tons. Inventory consists of production platforms and other marine structures received from time to time as partial consideration from salvage projects performed in the U.S. Gulf of Mexico. These structures are held for resale. There have been no significant sales of inventory since 2002.

During 2004, we laid 230 miles of pipe of various diameters in various depths pursuant to a total of 31 pipeline construction contracts. Also in 2004, we installed or removed 48 offshore platforms. We are currently performing marine construction projects in the U.S. Gulf of Mexico and a project for the Israel Electric Corporation (IEC) in the Mediterranean. In addition, we were recently awarded a contract for the installation of the West Africa Gas Pipeline.

Our customers award contracts by means of a highly competitive bidding process. In preparing a bid, we must consider a variety of factors, including estimated time necessary to complete the project, the recovery of equipment costs and the location and duration of current and future projects. We have placed a strong emphasis on attempting to sequentially structure scheduled work in adjacent areas. Sequential scheduling reduces mobilization and demobilization time and costs associated with each project and increases profitability. We employ core groups of experienced offshore personnel that work together on particular types of projects to increase our bidding accuracy. We often obtain the services of workers outside of our core employee groups by subcontracting with other parties. Our management examines the results of each bid submitted, reevaluates bids, and implements a system of controls to maintain and improve the accuracy of the bidding process. The accuracy of the various estimates in preparing a bid is critical to our profitability.

Our contracts are typically of short duration in the U.S. Gulf of Mexico, being completed in periods as short as several days to periods of up to several months for projects involving our larger pipelay vessels. International construction projects typically have longer lead times and extended job durations. Substantially all of our projects are performed on a fixed-price or a combination of a fixed-price and day-rate basis in the case of extra work to be performed under the contract. From time to time, we perform projects on a day-rate or cost-reimbursement basis. Under a fixed-price contract, the price stated in the contract is subject to adjustment only for change orders approved by the customer. As a result, we are responsible for all cost overruns. Furthermore, our profitability under a fixed-price contract is reduced when the contract takes longer to complete than estimated. Similarly, our profitability will be increased if we can perform the contract ahead of schedule. Under cost-reimbursement arrangements, we receive a specified fee in excess of direct labor and material cost and are protected against cost overruns, but unless cost savings incentives are provided, we generally do not benefit directly from improved performance.

Marine Equipment

We own all of our marine vessels and have placed mortgages on them to collateralize our debt. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources." Under governmental regulations and our insurance policies, we are required to maintain the vessels in accordance with standards of seaworthiness, safety and health prescribed by governmental regulations and applicable vessel classification societies. We believe that we are in compliance with all governmental regulations and insurance policies regarding the operation and maintenance of our nine operational vessels.

In the normal course of our operations, we also lease or charter other vessels, such as diving support vessels, tugboats, cargo barges, utility boats and support vessels.

Safety and Quality Assurance

We believe that the safety and health of our employees, the protection of the environment and our assets, while consistently providing products and services to our customers' satisfaction and within regulatory guidelines is a key component of our operations. We maintain stringent safety assurance programs to reduce the possibility of costly incidents and to attract and retain new employees and customers. Our Health, Safety, Environmental and Quality Department establishes and regularly updates these programs to ensure compliance with all applicable state, federal, foreign and customer safety regulations as well as the quality requirements for providing an end product that satisfies client and regulatory specifications.

We believe that our response to the fire aboard the *Gulf Horizon* in May 2004 exemplified the quality and effectiveness of our safety assurance and employee training programs. The crew's reaction allowed all of the personnel on board to be safely evacuated and the barge to be recovered afloat. A damage assessment and employee interviews were conducted promptly upon the barge's arrival to port, and opportunities for improvement to our safety procedures have been implemented.

In 2004, our worldwide Health, Safety and Environmental Management System maintained OH SAS-18001 certification with the Norwegian classification society Det Norske Veritas (DNV), which certifies that our health and safety processes meet or exceed international standards. Additionally in 2004, DNV granted our marine operations in North America ISO 9001:2000 accreditation, which is an internationally recognized accreditation. We achieved this accreditation by demonstrating that our Quality Management System consistently provides products and services that meet customer and applicable regulatory requirements. Our Houston support department and Southeast Asia operations have already achieved ISO 9001:2000 accreditation.

Seasonality, Cyclicality and Factors Affecting Demand

The marine construction industry in the U.S. Gulf of Mexico and Latin America historically has been highly seasonal with contracts typically awarded in the spring and early summer and performed before the onset of adverse weather conditions in the winter. The scheduling of much of our work is affected by weather conditions and other factors, and many projects are performed within a relatively short period of time. We have attempted to offset the seasonality of our core operations in the U.S. Gulf of Mexico and offshore Mexico by performing marine construction projects in international areas offshore Southeast Asia, West Africa and the Mediterranean. We believe that these regions and the timing of customers' awards will provide some measure of counter-seasonal balance to our operations in the U.S. Gulf of Mexico and offshore Mexico, but we cannot ensure that performing jobs in these areas will offset the seasonality of the work in the U.S. Gulf of Mexico and offshore Mexico. Our contracts are typically of short duration in the U.S. Gulf of Mexico, being completed in periods as short as several days to periods of up to several months for projects involving our larger pipelay vessels. International construction projects typically have longer lead times and extended job durations.

The demand for offshore construction services depends largely on the condition of the oil and gas industry and, in particular, the level of capital expenditures by oil and gas companies for developmental construction. These expenditures are influenced by:

- the price of oil and gas and industry perception of future prices;
- the ability of the oil and gas industry to access capital;
- expectations about future demand and prices;
- the cost of exploring for, producing and developing oil and gas reserves;
- sale and expiration dates of offshore leases in the United States and abroad;
- discovery rates of new oil and gas reserves in offshore areas;
- local and international political and economic conditions;
- governmental regulations; and
- the availability and cost of capital.

Working Capital Requirements for Project Start-up Costs

Our cash requirements are greatest at the start-up of a new project since we are required to incur mobilization expenses and complete all or a substantial portion of the majority of our projects before receiving payment from the customer. We may also be required to incur substantial costs to procure pipe and other materials prior to beginning construction. The timing of start-up costs incurred and progress billings on large contracts in accordance with contract terms and milestones and the collections of the related contract receivables may increase our working capital requirements. In addition, we may be required to use working capital to provide collateral to secure future performance bonds and letters of credit on large international contracts. These working capital requirements for project start-up costs may prohibit us from pursuing construction projects because we do not have enough working capital to support the project.

Customers and Geographic Information

We have domestic and international operations in one industry, the marine construction service industry for offshore oil and gas companies and energy companies. During 2004, we provided marine construction services for domestic customers in the U.S. Gulf of Mexico and foreign customers in Latin America, Southeast Asia, West Africa and the Mediterranean. See Note 14 of our notes to consolidated financial statements for financial information on our geographic segments. The percentages of consolidated revenues from domestic and foreign customers for each of the last three years are as follows:

	2004	2003	2002
Domestic	29%	75%	55%
Foreign	71%	25%	45%

In 2004, we provided offshore marine construction services to approximately 46 customers. Our customers consist of national oil companies, major and independent oil and gas companies, energy companies and their affiliates. Customers accounting for more than 10% of consolidated revenues for each of the last three years are as follows:

	2004	2003	2002
Israel Electric Corporation	36%	—	—
Petróleos Mexicanos	23%	1%	31%
Iroquois Gas Transmission LP	—	25%	20%
Algonquin Gas Transmission Company	—	15%	—
Brunei Shell Petroleum Company	—	10%	—

The amount of revenue accounted for by a customer depends on the level of construction services required by the customer based on the size of its capital expenditure budget and our ability to bid for and obtain its work. Consequently, customers that account for a significant portion of contract revenues in one year may represent an immaterial portion of contract revenues in subsequent years.

Backlog

As of March 28, 2005, our backlog supported by written agreements totaled approximately $170 million. We were awarded a contract for the installation of the West Africa Gas Pipeline during December 2004, which is included in our backlog. As of March 12, 2004, our backlog totaled approximately $203 million. Of the total backlog as of March 28, 2005, approximately $58 million is expected to be earned after 2005. As of December 31, 2004, our backlog supported by written agreements totaled approximately $166 million, compared to our backlog at December 31, 2003 of approximately $42 million. Our backlog has typically been lower in the fourth and first quarters of the year due to the seasonality and weather conditions in the U.S. Gulf of Mexico during the winter months. As we secure additional international projects, which tend to have longer lead times and result in earlier awards, our backlog may increase. Because of contract lead times, durations and seasonal issues, we do not consider backlog amounts to be a reliable indicator of annual revenues.

Insurance

Our operations are subject to the inherent risks of offshore marine activity, including accidents resulting in injuries, the loss of life or property, damage to property, environmental mishaps, mechanical failures and collisions. We insure against these risks at levels we believe are consistent with industry standards. Our insurance premiums required to cover these risks significantly increased during the past three years due to losses in the insurance industry as a whole and specifically the energy and marine market, as well as our recent claims and loss experience. Insurance premiums may increase in the future.

Builder's Risk insurance is required to provide coverage for property while under construction. Builder's Risk covers the contractor's interest in materials at the job site before they are installed, materials in transit intended for the job and the value of the property being constructed until it is completed and accepted by the owner. Builder's Risk deductibles and premiums have significantly increased during the past several years, and coverage is not available for all types of damage that may occur. In some cases, we may be responsible for part or all of the deductible. We may be required pursuant to contract terms to obtain and carry Builder's Risk insurance, which will be factored into our contract bid pricing.

Offshore employees, including marine crews, are covered by an insurance policy, which covers Jones Act exposures. Our self-insured retention on the Jones Act program for employees is currently $100,000 per claim.

We purchase marine hull insurance to cover physical damage to our vessels, as well as carry protection and indemnity insurance for our employees. In August 2004, the underwriters on the policy of marine hull insurance purchased to cover physical damage to the *Gulf Horizon* during the tow to Israel to perform the IEC project filed an action for declaratory judgment in the English High Court seeking a declaration that the policy is void due to a misrepresentation of the risk. See Item 3. "Legal Proceedings" for a discussion of this litigation.

We believe that our insurance is adequate to cover the fair market value of our vessels and to cover the cost of repairs for damage to our vessels as a result of offshore risks. However, certain risks are either not insurable or insurance is available only at rates that are not economical. We cannot assure that any such insurance will be sufficient or effective under all circumstances or against all hazards to which we may be subject.

Competition

The marine construction industry is highly competitive. Competition is influenced by such factors as price, availability and capability of equipment and personnel, and reputation and experience of management. Contracts for work in the U.S. Gulf of Mexico are typically awarded on a competitive bid basis one to three months prior to commencement of operations. Customers usually request bids from companies they believe are technically qualified to perform the project. Our marketing staff contacts offshore operators known to have projects scheduled to ensure an opportunity to bid for these projects. Although we believe customers consider, among other things, the availability and technical capabilities of equipment and personnel, the condition of equipment and the efficiency and safety record of the contractor, price is the primary factor in determining which qualified contractor is awarded the contract. Because of the lower degree of complexity and capital costs involved in shallow water marine construction activities, there are a number of companies with one or more pipelay barges capable of installing pipelines in shallow water.

We currently compete in the Gulf in water depths of 200 feet or less primarily with Global Industries, Ltd., Torch Offshore, Inc. and Chet Morrison Contractors, Inc. Torch Offshore, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 2005 and several of its vessels are currently stacked and temporarily removed from the market. In projects in water depths of 200 feet or more or where a higher degree of complexity is involved, competition generally is limited to Global Industries, Ltd. and from time to time other international companies that may have vessels operating in the U.S. Gulf of Mexico. We compete primarily with Offshore Specialty Fabricators, Inc., Manson Gulf L.L.C., Bisso Marine Co., Inc. and Diamond Services Corporation for the installation and removal of production platforms.

Internationally, the marine construction industry is dominated by a small number of major international construction companies and government owned or controlled companies that operate in specific areas or on a joint venture basis with one or more of the major international construction companies. International contracts are typically awarded on a competitive bid basis and generally have longer lead times than those in the U.S. Gulf of Mexico. Our major competitors internationally are Global Industries, Ltd., J. Ray McDermott, S.A. and Hyundai Heavy Industries Company Ltd.

Regulation

Many aspects of the offshore marine construction industry are subject to extensive governmental regulation. Our United States operations are subject to the jurisdiction of the United States Coast Guard, the National Transportation Safety Board and the Customs Service, as well as private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, and the Customs Service is authorized to inspect vessels at will.

We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates in connection with our operations. We believe that we have obtained or will be able to obtain, when required, all permits, licenses and certificates necessary to conduct our business.

In addition, we depend on the demand for our services from the oil and gas industry and, therefore, our business is affected by laws and regulations, as well as changing taxes and policies relating to the oil and gas industry. In particular, the exploration and development of oil and gas properties located on the continental shelf of the United States is regulated primarily by the Minerals Management Service. The Minerals

Management Service must approve and grant permits in connection with drilling and development plans submitted by oil and gas companies. Delays in the approval of plans and issuance of permits by the Minerals Management Service because of staffing, economic, environmental or other reasons could adversely affect our operations by limiting demand for services.

Complying with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and changes to the NASDAQ rules, has required us to expend significant resources. As a result, we will continue to invest necessary resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses.

Certain of our employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws make liability limits under state workers' compensation laws inapplicable and permit these employees to bring suit for job related injuries with generally no limits on our potential liability. See "Insurance" under this Item for a discussion of insurance coverage.

Environmental Regulation

Our operations are affected by numerous federal, state and local laws and regulations relating to protection of the environment, including the Outer Continental Shelf Lands Act, the Federal Water Pollution Control Act of 1972 and the Oil Pollution Act of 1990. The technical requirements of these laws and regulations are becoming increasingly complex and stringent, and compliance is becoming increasingly difficult and expensive. Certain environmental laws provide for "strict liability" for remediation of spills and releases of hazardous substances and some provide liability for damages to natural resources or threats to public health and safety. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. It is possible that changes in the environmental laws and enforcement policies, or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities. Our insurance policies provide liability coverage for sudden and accidental occurrences of pollution and/or clean up and containment of the foregoing in amounts that are in accordance with customary industry practices.

Employees

As of January 31, 2005, we had approximately 585 employees, including 465 operating personnel and 120 corporate, administrative and management personnel. Of our total employees, approximately 496 are employed domestically and approximately 89 are employed internationally. As of January 31, 2005, we had no employees that were unionized or employed subject to any collective bargaining or similar agreements. However, we may, in the future, employ union laborers if required by project specific labor agreements. We believe our relationship with our employees is good.

Our ability to further expand our operations internationally and meet any increased demand for our services depends on our ability to increase our workforce. A significant increase in the wages paid by competing employers could result in a reduction in the skilled labor force and/or increases in the wage rates paid. If either of these circumstances takes place to the extent that such wage increases could not be passed on to our customers, our profitability could be impaired.

Company Information and Website

Our principal executive offices are located at 2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042. Our telephone number is (713) 361-2600. Our Internet address is www.horizonoffshore.com. Copies of the annual, quarterly and current reports that we file with the SEC, and any amendments to those reports, are available on our web site free of charge. The information posted on our web site is not incorporated into this Annual Report.

Properties

Our corporate headquarters is located in Houston, Texas, in approximately 94,000 square feet of leased space under leases expiring from 2006 to 2008. In addition, we lease approximately 40,500 square feet of office space in various international locations under leases expiring from 2005 to 2008. These offices support our marine construction activities. We are seeking to consolidate the office space in our corporate headquarters in an effort to reduce our leased space by approximately 26,000 square feet.

We own and operate a marine support base located on 26 acres of waterfront property in Sabine, Texas. This marine base includes 1,700 feet of bulkhead, 59,000 square feet of office and warehouse space, and two heliports. We also own a marine support and spool base and storage facility (for marine structures that may be salvaged by our marine fleet) on approximately 23 acres with approximately 6,000 feet of waterfront on a peninsula in Sabine Lake near Port Arthur, Texas with direct access to the Gulf. The facility has more than 3,000 feet of deepwater access for docking barges and vessels. We also lease approximately 19,250 square feet of land in Morgan City, Louisiana for inventory storage on a month-to-month basis.

Cautionary Statements

Certain statements made in this Annual Report that are not historical facts are intended to be "forward-looking statements." Such forward-looking statements may include statements that relate to:

- our business plans or strategies, and projected or anticipated benefits or other consequences of such plans or strategies;
- our objectives;
- projected or anticipated benefits from future or past acquisitions;
- projections involving anticipated capital expenditures or revenues, earnings or other aspects of capital projects or operating results; and
- financing.

Also, you can generally identify forward-looking statements by such terminology as "may," "will," "expect," "believe," "anticipate," "project," "estimate" or similar expressions. We caution you that such statements are only predictions and not guarantees of future performance or events. In evaluating these statements, you should consider various risk factors, including but not limited to the risks listed below. These risk factors may affect the accuracy of the forward-looking statements and the projections on which the statements are based.

All phases of our operations are subject to a number of uncertainties, risks and other influences, many of which are beyond our control. Any one of such influences, or a combination, could materially affect the results of our operations and the accuracy of forward-looking statements made by us. Some important factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements include the following:

- our ability to complete the recapitalization transactions contemplated by the Recapitalization Agreement;
- our substantial current indebtedness continues to adversely affect our financial condition and the availability of cash to fund our working capital needs;
- our ability to comply with our financial covenants in the future;
- our ability to meet our obligations under the terms of our indebtedness;
- we will need additional financing in the future;
- the potential receipt of an audit opinion with a "going concern" explanatory paragraph from our independent registered public accounting firm would likely adversely affect our operations;

- we have had operating losses for 2002, 2003 and 2004, and there can be no assurance that we will generate operating income in the future;
- the outcome of the anticipated arbitration of our claims against Pemex;
- the outcome of litigation with Williams;
- the outcome of litigation with the underwriter of the insurance coverage on the *Gulf Horizon;*
- our common stock will be delisted from the NASDAQ National Market, effective as of the close of business on April 1, 2005;
- industry volatility, including the level of capital expenditures by oil and gas companies due to fluctuations in the price, and perceptions of the future price of oil and gas;
- contract bidding risks, including those involved in performing projects on a fixed-price basis and extra work outside the original scope of work, and the successful negotiation and collection of such contract claims;
- our ability to obtain performance bonds and letters of credit if required to secure our performance under new international contracts;
- the highly competitive nature of the marine construction business;
- operating hazards, including the unpredictable effect of natural occurrences on operations and the significant possibility of accidents resulting in personal injury and property damage;
- the seasonality of the offshore construction industry in the U.S. Gulf of Mexico;
- the risks involved in the expansion of our operations into international offshore oil and gas producing areas, where we have previously not been operating;
- our dependence on the continued strong working relationships with significant customers operating in the U.S. Gulf of Mexico;
- percentage-of-completion accounting;
- the continued active participation of our executive officers and key operating personnel;
- the effect on our performance of regulatory programs and environmental matters;
- the risks involved in joint venture operations required from time to time on major international projects;
- our compliance with the Sarbanes-Oxley Act of 2002 and the significant expansion of securities law regulation of corporate governance, accounting practices, reporting and disclosure that affects publicly traded companies, particularly related to Section 404 dealing with our system of internal controls; and
- a possible terrorist attack or armed conflict could harm our business.

Many of these factors are beyond our ability to control or predict. We caution investors not to place undue reliance on forward-looking statements. We disclaim any intent or obligation to update the forward-looking statements contained in this report, whether as a result of receiving new information, the occurrence of future events or otherwise.

A more detailed discussion of the foregoing factors follows:

We will need to consummate the recapitalization transactions contemplated by the Recapitalization Agreement

In light of our substantial debt and inability to generate sufficient cash flows from operations necessary to service it, we need to consummate the recapitalization transactions contemplated by the Recapitalization Agreement to exchange approximately $85 million of Subordinated Notes for equity. There can be no assurance regarding our ability to complete these recapitalization transactions. If we are unable to complete these recapitalization transactions, we may have to consider alternatives to settle our existing liabilities with our limited resources, including seeking protection from creditors through bankruptcy proceedings.

Our substantial indebtedness could adversely affect our financial health

We currently have a significant amount of indebtedness. Subsequent to closing the financing transaction on March 31, 2004 and after repaying the CIT Group debt, we will have total indebtedness with a face value of approximately $246.3 million outstanding. In addition, we will continue to have a significant amount of indebtedness if we are able to close the recapitalization transactions.

Our high level of debt could have important consequences, including the following:

- inability of our current cash generation level to support future interest and principal payments on this high level of debt;
- inadequate cash for other purposes, such as capital expenditures and other business activities, since we will need to use a significant portion of our operating cash flow to pay principal and interest on our outstanding debt;
- increase our vulnerability to general adverse economic and industry conditions, including the continued difficult economic environment and depressed market in the marine construction industry on the U.S. continental shelf in the Gulf of Mexico;
- limit our flexibility in planning for, or reacting to, changes in demand for our services in international areas, including mobilizing vessels between market areas;
- place us at a greater competitive disadvantage compared to our competitors that have less debt; and
- limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds, refinance debt maturing in 2006, or dispose of assets.

Our ability to service our existing debt, provide working capital and fund our capital expenditure requirements will depend on our ability to generate cash in the future. Our ability to generate cash in the future is subject to demand for construction services by the oil and gas industry as a result of increased levels of capital expenditures by oil and gas companies, the resolution of collection issues on various receivables, claims and the outcome of litigation, and to competitive, general economic, financial, and many other factors that may be beyond our control.

We may not be able to obtain additional financing, if necessary

It is of critical importance that we successfully perform our existing marine construction projects and continue to obtain additional projects that provide us with the cash flow necessary to support our operations. Depending on our success in obtaining and performing construction projects, we expect to continue to experience periodic cash demands that exceed our cash flow. We require substantial working capital to fund our business and meet debt service and other obligations. Adequate financing is of critical importance to provide us with the working capital required to support our operations. In the event we need to obtain any additional financing in the future, we will evaluate all available financing sources, including, but not limited to, the issuance of equity or debt securities, and in the case of international projects, corporate alliances and joint ventures. Funds raised through the issuance of additional equity may have negative effects on our stockholders, such as a dilution in percentage of ownership, and the rights, preferences or privileges of the new security holders may be senior to those of the common stockholders. If we need and are unable to obtain additional financing, management may be required to explore alternatives to reduce cash used by operating activities, including not pursuing construction projects that may otherwise appear to be promising to us due to the amount of working capital required to support the project. Failure to generate sufficient revenues, obtain additional financing or reduce cash used by operating activities would have a material adverse effect on our business, results of operations and financial condition.

We may not be in compliance with our financial covenants in the future

In the event that we do not meet our financial covenants, and we are unsuccessful in obtaining waivers of non-compliance, our lenders would have the right to accelerate our debt with them, and cross-default provisions could result in acceleration of other indebtedness. If this occurs, we will have to consider alternatives to settle our existing liabilities with our limited resources, including seeking protection from creditors through bankruptcy proceedings.

Receiving a "going concern" explanatory paragraph to our audit opinion would adversely affect our operations

Receiving an audit opinion with a "going concern" explanatory paragraph from our independent registered public accounting firm would adversely affect our operations, including our ability to obtain additional projects and generate sufficient cash flow from operations to meet our obligations. Concerns regarding our ability to continue operations as a result of receiving an audit opinion with an explanatory paragraph about our ability to continue as a going concern may cause our customers to decide not to conduct business with us or conduct business with us on terms that are less favorable than those customarily extended by them. In addition, our vendors, suppliers and subcontractors may determine to further reduce any trade credit they extend to us. Any of these factors could have a further material adverse affect on our business, financial condition, results of operations and cash flows. If we are unable to continue as a going concern, we will have to consider alternatives to settle our existing liabilities with our limited resources, including seeking protection from creditors through bankruptcy proceedings. As a result, investments in our securities may be highly speculative.

A "going concern" opinion indicates that the financial statements have been prepared assuming we will continue as a going concern and do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. We must successfully perform our existing marine construction projects and continue to obtain additional projects that provide us with the cash flow necessary to meet our existing obligations. Our failure to generate positive cash flow from performing marine construction projects would materially and adversely affect our ability to continue as a going concern.

We have had three consecutive years of operating losses and may incur additional operating losses in the future

We reported operating losses of $(34.2) million, $(69.7) million and $(1.3) million for the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004, we had an accumulated deficit of $(117.7) million. We expect to continue to incur net losses during 2005. We may not be profitable in the future. If we do achieve profitability in any period, we may not be able to sustain or increase such profitability on a quarterly or annual basis. We had cash flows provided by (used in) operations of $2.1 million for 2004, $(53.1) million in 2003 and $48.5 million in 2002. Insufficient cash flows may adversely affect our ability to fund capital expenditures and pay debt service and other contractual obligations. If revenue generated from our existing backlog or any new projects awarded is less than estimated, we experience difficulty in collecting contractual amounts, or operating expenses exceed our expectations, our business, results of operations and financial condition will be materially and adversely affected.

The outcome of our anticipated arbitration with Pemex, litigation with Williams, litigation with the underwriter of the insurance coverage on the Gulf Horizon, and any future arbitration and litigation proceedings may adversely affect our liquidity

During the second quarter of 2005, we intend to submit our remaining Pemex EPC 64 contract claim to arbitration in Mexico in accordance with the Rules of Arbitration of the International Chamber of Commerce. A failure to recover any amounts from Pemex in arbitration or our lawsuits against Williams and the underwriters on the policy for marine hull insurance covering physical damage to the *Gulf Horizon* during the tow to Israel to perform the IEC project will place additional pressure on and adversely affect our liquidity.

See the risk factor above under the caption "Our substantial indebtedness could adversely affect our financial health" for a discussion concerning liquidity and Item 3. "Legal Proceedings" for a discussion of these receivables and claims in litigation.

Our common stock will be delisted from the NASDAQ National Market which could make it more difficult to sell our common stock

In order to be able to issue common stock and the Series B Preferred Stock as required by the Recapitalization Agreement without the lengthy delay associated with obtaining stockholder approval required under the Nasdaq Marketplace Rules, we decided to delist our common stock from the NASDAQ National Market, effective as of the close of business on April 1, 2005. We expect that our common stock will begin trading on the NASD OTC Bulletin Board when the market opens on April 4, 2005. As a result, an investor may find it difficult to sell or obtain quotations as to the price of our common stock. Delisting could also adversely affect investors' perception, which could lead to further declines in the market price of our common stock. Delisting will also make it more difficult and expensive for us to raise capital through sales of our common stock or securities convertible into our common stock.

Industry volatility may adversely affect results of operations

The demand for our services remained at low levels in the U.S. Gulf of Mexico during 2004 and depends on the level of capital expenditures by oil and gas companies for developmental construction on the U.S. continental shelf in the Gulf of Mexico. As a result, the cyclical nature of the oil and gas industry has a significant effect on our revenues and profitability. Historically, prices of oil and gas, as well as the level of exploration and developmental activity, have fluctuated substantially. Despite the increasing energy prices over the last several years, capital expenditures by oil and gas companies operating on the U.S. continental shelf in the Gulf of Mexico remained at reduced levels during 2004 due to the higher costs and economics of drilling new wells in a mature area. Oil and gas companies are looking to new prospects in international areas where the return on capital expenditures is potentially greater due to the larger, long-lived reservoirs and lower operating costs. The low levels of activity in drilling and exploration on the U.S. continental shelf in the Gulf of Mexico during 2004 caused our vessel utilization and profit margins to decrease and adversely affected our revenues and profitability. Any continued low level of activity in offshore drilling and exploration on the U.S. continental shelf in the Gulf of Mexico will further adversely affect our revenues and profitability. Any significant decline in the worldwide demand for oil and gas, or prolonged low oil or gas prices in the future, will likely depress development activity. We are unable to predict future oil and gas prices or the level of oil and gas industry activity.

We incur risks associated with contract bidding and the performance of extra work outside the original scope of work

Substantially all of our projects are performed on a fixed-price basis or a combination of a fixed-price and day-rate basis in the case of extra work to be performed under the contract. From time to time, we also perform projects on a day-rate or cost-reimbursement basis. Changes in offshore job conditions and variations in labor and equipment productivity may affect the revenue and costs on a contract. These variations may affect our gross profits. In addition, typically during the summer construction season, and occasionally during the winter season, we bear the risk of interruptions, interferences and other delays caused by adverse weather conditions and other factors beyond our control. If the customer substantially increases the scope of our operations under the contract, we are subjected to greater risk of interruptions, interferences and other delays as was the case with the EPC 64 contract. When we perform extra work outside of the scope of the contract, we negotiate change orders and unapproved claims with our customers. In particular, unsuccessful negotiations of unapproved claims could result in decreases in estimated contract profit or additional contract losses and adversely affect our financial position, results of operations and our overall liquidity, as is the case with respect to our current claims against Pemex and Williams.

Our ability to obtain performance bonds and letters of credit required to secure our performance under contracts may affect our ability to bid and obtain contract awards

We may be required to provide cash collateral to secure future performance bonds and letters of credit on large international contracts, as was the case with respect to the Pemex and IEC projects during 2004. If we are unable to secure performance bonds and letters of credit with cash collateral when and if they are required, we may not be able to bid on or obtain contracts requiring performance bonds or letters of credit, which could adversely affect our results of operations and financial condition.

We operate in a highly competitive industry

Our business is highly competitive because construction companies operating offshore compete vigorously for available projects, which are typically awarded on a competitive bid basis. Several of our competitors and potential competitors are larger and have greater financial and other resources than us that may provide them with an advantage in the bid award process in light of our current financial position. In addition, competitors with greater financial resources may be willing to sustain losses on certain projects to prevent further market entry by other competitors. Marine construction vessels have few alternative uses and high maintenance costs, whether they are operating or not. As a result, some companies may bid contracts at rates below our rates. These factors may adversely affect the number of contracts that are awarded to us and the profit margins on those contracts. Additionally, as a result of the competitive bidding process, our significant customers vary over time.

Operating hazards may increase our operating costs; we have limited insurance coverage

Offshore construction involves a high degree of operational risk. Risks of vessels capsizing, sinking, grounding, colliding, burning and sustaining damage from severe weather conditions are inherent in offshore operations. These hazards may cause significant personal injury or property damage, environmental damage, and suspension of operations. In addition, we may be named as a defendant in lawsuits involving potentially large claims as a result of such occurrences. Our insurance premiums required to cover these risks have significantly increased during the past three years due to losses in the insurance industry and the recent increase in our loss experience. We believe that we maintain prudent insurance protection. However, there is no assurance that our insurance will be sufficient or effective under all circumstances. A successful claim for which we are not fully insured may have a material adverse effect on our revenues and profitability.

The fire aboard the *Gulf Horizon* in May 2004 has negatively impacted revenues, profitability and liquidity, and we recorded an impairment loss of $20.3 million on the *Gulf Horizon* and related assets. The underwriters on the insurance policy covering the *Gulf Horizon* while on tow have filed an action seeking to avoid coverage. The process of collecting any insurance proceeds has continued to impact our liquidity. Proceeds received from the insurance company will be used either to repair the vessel, or if the vessel ultimately is determined to be beyond repair, to reduce debt collateralized by the vessel. We have not reflected any recoveries of insurance proceeds from the hull insurance policy in our consolidated financial statements and will recognize a gain in the period of collection.

The seasonality of the marine construction industry may adversely affect our operations

Historically, the greatest demand for marine construction services in the U.S. Gulf of Mexico and offshore Mexico has been during the period from May to September. This seasonality of the construction industry in the U.S. Gulf of Mexico and offshore Mexico is caused both by weather conditions and by the historical timing of capital expenditures by oil and gas companies which accompanies this. As a result, revenues are typically higher in the summer months and lower in the winter months. Although we are pursuing business opportunities in international areas that we believe will offset the seasonality of our core operations in the U.S. Gulf of Mexico and offshore Mexico, there can be no assurance that obtaining projects in these areas will offset the seasonality of these operations. We have attempted to offset the seasonality of these operations by performing projects in international areas offshore Southeast Asia, West Africa and the Mediterranean.

Our international operations are subject to significant risks

A key element of our strategy has been to expand our operations into selected international oil and gas producing areas, which we will continue to do. These international operations are subject to a number of risks inherent in any business operating in foreign countries including, but not limited to:

- political, social, and economic instability;
- potential seizure or nationalization of assets;
- increased operating costs;
- modification or renegotiating of contracts;
- import-export quotas;
- other forms of government regulation which are beyond our control; and
- war or terrorist activity.

As our international operations expand, the exposure to the above mentioned risks will increase. As a result, we could, at any one time, have a significant amount of our revenues generated by operating activity in a particular country. Therefore, our results of operations could be susceptible to adverse events beyond our control that could occur in the particular country in which we are conducting such operations.

Additionally, our competitiveness in international areas may be adversely affected by regulations, including but not limited to regulations requiring:

- the awarding of contracts to local contractors;
- the employment of local citizens; and
- the establishment of foreign subsidiaries with significant ownership positions reserved by the foreign government for local citizens.

We cannot predict what types of the above events, if any, may occur.

We are dependent upon continued working relationships with significant customers in the U.S. Gulf of Mexico

Our customers' contract awards are subject to the size of their capital expenditure budget for construction for the year and a highly competitive bidding process. We believe that price is one of the primary factors in determining which qualified contractor is awarded the contract; therefore, we must maintain a strong working relationship with our customers. Our quality of customer service is dependent upon the availability and technical capabilities of our equipment and personnel, the condition of our equipment and our safety record. In addition, our project and marketing personnel maintain contact with customers to ensure customer satisfaction.

We utilize percentage-of-completion accounting

Since our contract revenues are recognized on a percentage-of-completion basis, we periodically review contract revenue and cost estimates as the work progresses. Accordingly, adjustments are reflected in income in the period when such revisions are determined. These adjustments could result in a revision of previously reported profits, which may be significant.

We are dependent on key personnel

Our success depends on, among other things, the continued active participation of our executive officers and certain of our other key operating personnel. Our officers and personnel have extensive experience in the marine construction industry, both domestic and international. The loss of the services of any one of these persons could adversely impact our operations. During December 2004, our former President and Chief

Executive Officer terminated his employment pursuant to his employment agreement. Our principal executive officer is currently our Chief Restructuring Officer, and we are conducting an executive search for a Chief Executive Officer.

We may incur additional expenditures to comply with governmental regulations

Our operations are subject to various governmental regulations, violations of which may result in civil and criminal penalties, injunctions, and cease and desist orders. In addition, some environmental statutes may impose liability without regard to negligence or fault. Although our cost of compliance with these laws has to date been immaterial, the laws are changed frequently. Accordingly, it is impossible to predict the cost or impact of these laws on our future operations.

We depend on demand for our services from the oil and gas industry, and this demand may be affected by changing tax laws and oil and gas regulations. As a result, the adoption of laws that curtail oil and gas production in our areas of operation may adversely affect us. We cannot determine to what extent our operations may be affected by any new regulations or changes in existing regulations.

Recently enacted and proposed regulatory changes may cause us to incur increased costs

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, has increased our expenses as we evaluate the implications of new rules and devote resources to respond to the new requirements. In particular, we have incurred and expect to continue to incur additional general and administrative expense as we implement and report under Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our independent auditors to attest to, our internal controls. The compliance requirements of these new rules could also result in continued diversion of management's time and attention, which could prove to be disruptive to normal business operations. Further, the impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers, which could harm our business.

We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result.

A possible terrorist attack or armed conflict could harm our business

Terrorist activities, anti-terrorist efforts and other armed conflict involving the U.S. may adversely affect the U.S. and global economies and could prevent us from meeting our debt service, financial and other contractual obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for marine construction services. Oil and gas related facilities and assets, including our marine equipment, could be direct targets for terrorists attacks, and our operations could be adversely impacted if infrastructure integral to our customers' operations is damaged or destroyed. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all. Our efforts to expand internationally may increase these risks.

Item 3. *Legal Proceedings*

In July 2003, we formally submitted total claims to Pemex of approximately $78 million that included unapproved claims for extra work related to interferences, interruptions and other delays, as well as claims for additional scope of work performed. Since that time, our negotiations with Pemex have resulted in us settling the non-weather claims for $9.1 million. We intend to submit the remaining claim related to interruptions due to adverse weather conditions to arbitration in Mexico in accordance with the Rules of Arbitration of the International Chamber of Commerce during the second quarter of 2005. As of December 31, 2004, the carrying value of this claim included in costs in excess of billings totaled $18.5 million, net of the $33.1 million allowance for doubtful costs in excess of billings. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Accounts Receivable."

On September 12, 2003, we filed a lawsuit in the 295th Judicial District of the District Court for Harris County, Texas against Williams for whom we provided marine construction services. The lawsuit asserts a claim for damages for breach of contract and wrongful withholding of amounts due to us for services provided under the contract and a claim related to Williams' portion of the insurance deductible under the Builder's Risk insurance policy for the contract totaling $12.3 million. The lawsuit seeks specific compensatory damages and fees and costs. Williams has filed a counter-claim against us for alleged breach of contract. We have not been able to resolve our dispute with Williams through mediation, and the court has reset the trial for October 2005.

On May 18, 2004, our pipelay barge, the *Gulf Horizon*, caught fire while on tow from the U.S. Gulf of Mexico to Israel to perform the IEC project. A damage assessment was performed, and based on such assessment, we expect that the repair costs will equal or exceed the $28.0 million insured value of the vessel and it may ultimately be declared a constructive total loss. However, in August 2004, the underwriters on the policy for hull insurance purchased to cover physical damage to the *Gulf Horizon* during the tow filed an action for declaratory judgment in the English High Court seeking a declaration that the policy is void from its inception due to a misrepresentation of the risk. We initially filed suit in Harris County, Texas seeking recovery of the full amount of the policy, $28.0 million, plus sue and labor expenses, and damages for wrongful denial of the claim. Since then, the English High Court has ruled that it has exclusive jurisdiction over the matter, and our action in Texas has been dismissed without prejudice. We have now filed a counter claim against the underwriters for $31.0 million, and we expect a trial to be set for a date in late 2005.

In March 2005, we settled our lawsuit against Iroquois for breach of contract and withholding of amounts due to us for services performed under the contract for $21.5 million. In conjunction with this settlement, we also reached agreement with several of our large subcontractors on this project to reduce the amounts owed to them by $1.5 million. After providing for payments of $16.7 million to subcontractors, we collected $4.8 million.

We are involved in various routine legal proceedings primarily involving claims for personal injury under the Jones Act and general maritime laws which we believe are incidental to the conduct of our business. We believe that none of these proceedings, if adversely determined, would have a material adverse effect on our business or financial condition.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock will trade on the NASDAQ National Market under the symbol "HOFF" until the close of business on April 1, 2005. We have requested that our common stock be delisted from the NASDAQ National Market at that time. We expect that our common stock will begin trading on the NASD OTC Bulletin Board on April 4, 2005.

The following table sets forth the high and low closing bid prices per share of our common stock, as reported by the NASDAQ National Market, for the periods indicated.

	2004		2003	
Fiscal Quarter	**High**	**Low**	**High**	**Low**
First	$4.80	$2.55	$5.05	$2.88
Second	$3.00	$0.79	$5.71	$3.31
Third	$1.10	$0.50	$5.03	$3.37
Fourth	$2.87	$0.21	$5.00	$3.50

At February 28, 2005, we had approximately 41 holders of record of our common stock.

We intend to retain all of the cash our business generates to meet our working capital requirements, fund operations and reduce our substantial indebtedness. We do not plan to pay cash dividends on our common stock in the foreseeable future. In addition, our debt agreements prevent us from paying dividends or making other distributions to our stockholders.

Equity Compensation Plan Information

The following table provides information regarding common stock authorized for issuance under our equity compensation plans as of December 31, 2004:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c) (2)
Equity compensation plans approved by security holders	3,261,230	$7.04	1,775,990
Equity compensation plans not approved by security holders (1)	—	—	—
Total	3,261,230	$7.04	1,775,990

(1) Our equity compensation program does not include any equity compensation plans (including individual compensation arrangements) under which common stock is authorized for issuance that was adopted without the approval of stockholders.

(2) Of the shares remaining for issuance under our equity compensation plans, no more than 200,000 shares may be issued as restricted stock or other stock based awards (which awards are valued in whole or in part on the value of the shares of common stock under each plan).

Issuer Purchases Of Equity Securities

None.

Item 6. *Selected Financial Data*

The selected financial data for the five-year period ended December 31, 2004 is derived from our audited financial statements. You should read the information below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included in this Annual Report.

	Year Ended December 31,				
	Restated 2004(1)	2003	2002	2001	2000
	(In thousands, except per share data)				
INCOME STATEMENT DATA(2):					
Contract revenues	$254,209	$270,313	$283,410	$272,208	$160,532
Cost of contract revenues	226,391	263,812	253,016	237,175	136,146
Gross profit	27,818	6,501	30,394	35,033	24,386
Selling, general and administrative expenses	30,687	21,749	21,845	13,771	9,401
Reserve for claims and receivables	5,692	33,092	—	—	—
Impairment of property, equipment and intangibles	22,361	21,332	9,852	—	—
Impairment loss on assets held for sale	3,268	—	—	—	—
Operating income (loss)	(34,190)	(69,672)	(1,303)	21,262	14,985
Other:					
Interest expense, net of amount capitalized	(25,995)	(9,542)	(4,585)	(5,381)	(7,730)
Interest income	286	67	91	403	718
Loss on debt extinguishment	(1,719)	(868)	—	(874)	—
Gain (loss) on sale of assets	—	—	—	(22)	6
Other income (expense), net	152	(88)	(2,831)	(184)	(84)
Net income (loss) before income taxes and cumulative effect of accounting change	(61,466)	(80,103)	(8,628)	15,204	7,895
Income tax provision (benefit)	2,103	(7,599)	(3,079)	4,511	2,902
Net income (loss) before cumulative effect of accounting change	(63,569)	(72,504)	(5,549)	10,693	4,993
Cumulative effect of accounting change, net of taxes of $743	—	—	—	—	1,381
Net income (loss)	$(63,569)	$(72,504)	$ (5,549)	$ 10,693	$ 6,374
Earnings per share — basic:					
Net income (loss) before cumulative effect of accounting change	$ (2.06)	$ (2.74)	$ (0.22)	$ 0.48	$ 0.27
Cumulative effect of accounting change	—	—	—	—	0.07
Net income (loss) — basic	$ (2.06)	$ (2.74)	$ (0.22)	$ 0.48	$ 0.34
Earnings per share — diluted:					
Net income (loss) before cumulative effect of accounting change	$ (2.06)	$ (2.74)	$ (0.22)	$ 0.46	$ 0.26
Cumulative effect of accounting change	—	—	—	—	0.07
Net income (loss) — diluted	$ (2.06)	$ (2.74)	$ (0.22)	$ 0.46	$ 0.33

	Year Ended December 31,				
	Restated 2004(1)	2003	2002	2001	2000
	(In thousands, except per share data)				
STATEMENT OF CASH FLOW DATA:					
Net cash provided by (used in) operating activities	$ 2,095	$(53,065)	$ 48,487	$(43,994)	$ 8,723
Net cash used in investing activities	(4,776)	(14,683)	(59,752)	(53,223)	(18,178)
Net cash provided by financing activities	30,541	71,790	9,474	95,838	10,581
OTHER FINANCIAL DATA:					
Depreciation and amortization	$ 19,702	$ 19,718	$ 15,959	$ 12,935	$ 9,591
Capital expenditures	5,579	17,797	58,752	54,828	19,268

	December 31,				
	Restated 2004(1)	2003	2002	2001	2000
BALANCE SHEET DATA:					
Working capital	$ 29,022	$ 26,107	$ 30,385	$ 78,055	$ 9,952
Property and equipment, net	198,804	239,411	257,847	221,446	176,895
Total assets	394,277	409,541	420,533	393,584	239,425
Long-term debt, net of current maturities	170,347	146,886	90,062	111,414	78,415
Preferred stock subject to mandatory redemption	416	—	—	—	—
Stockholders' equity	93,274	139,811	211,675	185,690	104,035
NON-GAAP FINANCIAL DATA:					
Adjusted EBITDA(3)	$ 17,672	$(28,710)	$ 21,677	$ 33,117	$ 24,498
Adjusted EBITDA calculation is as follows:					
Net income (loss)	$(63,569)	$(72,504)	$ (5,549)	$ 10,693	$ 6,374
Cumulative effect of accounting change	—	—	—	—	(1,381)
Income tax provision (benefit)	2,103	(7,599)	(3,079)	4,511	2,902
Net interest expense	25,709	9,475	4,494	4,978	7,012
Depreciation and amortization	19,702	19,718	15,959	12,935	9,591
Loss on debt extinguishment	1,719	868	—	—	—
Non-cash impairments	32,008	21,332	9,852	—	—
Adjusted EBITDA	$ 17,672	$(28,710)	$ 21,677	$ 33,117	$ 24,498

(1) We have restated our 2004 consolidated financial statements to record an additional loss of $9.1 million in the quarter ended September 30, 2004 related to the expected benefit, if any, from the indirect cash flows under the mortgagee's interest insurance policy for the *Gulf Horizon* and the recognition of this benefit as a long-term asset. Also, we have restated our earnings (loss) per share — basic and diluted for 2004 (including the interim periods therein) to include 5,283,300 shares of common stock issuable in connection with warrants issued on March 11, 2004 to holders of our 16% Subordinated Notes in the calculation of weighted average shares used in computing earnings (loss) per share — basic and diluted.

The effect of the restatement on the amounts previously reported in our 2004 Form 10-K is as follows (in thousands):

	2004	
	As Previously Reported	As Restated
INCOME STATEMENT DATA:		
Impairment of property, equipment and intangibles	$ 13,295	$ 22,361
Operating loss	(25,124)	(34,190)
Net loss before income taxes	(52,400)	(61,466)
Net loss	(54,503)	(63,569)
Net loss per share — basic and diluted computed based upon the previously reported weighted average shares used in computing earnings per share of 27,233,280	$ (2.00)	
Net loss per share — basic and diluted computed based upon the restated weighted average shares used in computing earnings per share of 30,889,021		$ (2.06)
Weighted average shares used in computing earnings per share — basic and diluted	27,233	30,889
BALANCE SHEET DATA:		
Insurance receivable	$ 9,255	$ —
Other assets	26,671	26,860
Total assets	403,343	394,277
Accumulated deficit	(108,654)	(117,720)
Total stockholders' equity	102,340	93,274

(2) We have recorded reserves for claims and receivables and impairment losses on vessels and related equipment, inventory and goodwill during 2004, 2003, and 2002, which are included in the following

financial statement captions in our consolidated statements of operations (in thousands). No reserves or impairments were recorded in 2001 and 2000.

	Year Ended December 31,				
	Restated 2004	2003	2002	2001	2000
INCOME STATEMENT CAPTION:					
Cost of contract revenues:					
Impairment of inventory	$ 6,379	$ —	$ —	$—	$—
Reserve for claims and receivables:					
Pemex EPC 64	$ —	$33,092	$ —	$—	$—
Iroquois	5,692	—	—	—	—
	$ 5,692	$33,092	$ —	$—	$—
Impairment of property, equipment and intangibles:					
Impairment losses on vessels and related equipment	$ 1,059	$21,332	$9,852	$—	$—
Impairment loss on the *Gulf Horizon*	20,302	—	—	—	—
Impairment of goodwill	1,000	—	—	—	—
	$22,361	$21,332	$9,852	$—	$—
Impairment loss on assets held for sale:					
Impairment losses on vessels held for sale	$ 3,268	$ —	$ —	$—	$—
Total reserves for claims and receivables and impairments	$37,700	$54,424	$9,852	$—	$—

(3) Horizon calculates Adjusted EBITDA (adjusted earnings before interest, income taxes, depreciation and amortization) as net income or loss excluding income taxes, net interest expense, depreciation and amortization, cumulative effect of accounting change, loss on debt extinguishment and non-cash impairments. Net income or loss includes revenues for services for which non-cash consideration is received. Horizon has separately identified non-cash charges which are non-recurring, infrequent, unusual, or isolated or the result of special circumstances and has excluded these non-cash charges from the calculation of Adjusted EBITDA. Horizon has aligned the disclosure of Adjusted EBITDA with the financial covenants in our material credit agreements with various lenders, including maintaining a required positive EBITDA, as defined. Horizon believes that Adjusted EBITDA is a material component of the financial covenants in our credit agreements and non-compliance with the covenants could result in the acceleration of indebtedness. Adjusted EBITDA is not calculated in accordance with Generally Accepted Accounting Principles (GAAP), but is a non-GAAP measure that is derived from items in Horizon's GAAP financials and is used as a measure of operational performance. A reconciliation of the non-GAAP measure to Horizon's income statement is included. Horizon believes Adjusted EBITDA is a commonly applied measurement of financial performance by investors. Horizon believes Adjusted EBITDA is useful to investors because it gives a measure of operational performance without taking into account items that Horizon does not believe relate directly to operations or that are subject to variations that are not caused by operational performance. This non-GAAP measure is not intended to be a substitute for GAAP measures, and investors are advised to review this non-GAAP measure in conjunction with GAAP information provided by Horizon. Adjusted EBITDA should not be construed as a substitute for income from operations, net income (loss) or cash flows from operating activities (all determined in accordance with GAAP) for the purpose of analyzing Horizon's operating performance, financial position and cash flows. Horizon's computation of Adjusted EBITDA may not be comparable to similar titled measures of other companies.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion and analysis together with our consolidated financial statements and notes thereto included in this Annual Report. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ from those expressed or implied by the forward-looking statements. See "Cautionary Statements."

General

We provide marine construction services for the offshore oil and gas and other energy related industries in the U.S. Gulf of Mexico, Latin America, Southeast Asia, West Africa and the Mediterranean.

Our primary services include:

- installing pipelines;
- providing pipebury, hook-up and commissioning services;
- installing production platforms and other structures; and
- disassembling and salvaging production platforms and other structures.

The demand for offshore construction services depends largely on the condition of the oil and gas industry and, in particular, the level of capital expenditures by oil and gas companies for developmental construction. These expenditures are influenced by:

- the price of oil and gas and industry perception of future prices;
- the ability of the oil and gas industry to access capital;
- expectations about future demand and prices;
- the cost of exploring for, producing and developing oil and gas reserves;
- sale and expiration dates of offshore leases in the United States and abroad;
- discovery rates of new oil and gas reserves in offshore areas;
- local and international political and economic conditions;
- governmental regulations; and
- the availability and cost of capital.

Historically, oil and gas prices and the level of exploration and development activity have fluctuated substantially, impacting the demand for pipeline and marine construction services. Factors affecting our profitability include competition, equipment and labor productivity, contract estimating, weather conditions and other risks inherent in marine construction. The marine construction industry in the U.S. Gulf of Mexico and offshore Mexico is highly seasonal as a result of weather conditions with the greatest demand for these services occurring during the second and third calendar quarters of the year. International shallow water areas offshore Southeast Asia and the Mediterranean are less cyclical and are not impacted seasonally to the degree the U.S. Gulf of Mexico and offshore Mexico is impacted. The West Africa work season helps to offset the decreased demand during the winter months in the U.S. Gulf of Mexico and offshore Mexico.

Restatement of Previously Issued 2004 Consolidated Financial Statements

We have restated our 2004 consolidated financial statements to record an additional loss of $9.1 million in the quarter ended September 30, 2004 related to the expected benefit, if any, from the indirect cash flows under the mortgagee's interest insurance policy for the *Gulf Horizon* and the recognition of this benefit as a long-term asset. Also, we have restated our earnings (loss) per share — basic and diluted for 2004 (including the interim periods therein) to include 5,283,300 shares of common stock issuable in connection with warrants issued on March 11, 2004 to holders of our 16% Subordinated Notes in the calculation of weighted average shares used in computing earnings (loss) per share — basic and diluted. The restatement of our 2004 consolidated financial statements increased the operating loss of $(25.1) million to $(34.2) million, increased the net loss of $(54.5) million, or $(2.00) per share — basic and diluted, to $(63.6) million, or $(2.06) per share — basic and diluted for the year ended December 31, 2004, increased the weighted average shares used in computing earnings (loss) per share — basic and diluted from 27,233,280 to 30,889,021, and reduced assets by $(9.1) million and increased our accumulated deficit by $(9.1) million at December 31, 2004. We expect to record a gain in a future period when the insurance proceeds, if any, are collected and our debt obligation is reduced. See Notes 1 and 10 in the accompanying notes to consolidated financial statements. Certain information below has been amended to reflect the restatement made to the consolidated financial statements.

Overview

During the past three years, we have experienced operating and net losses. Our liquidity has been negatively impacted by our inability to collect outstanding receivables and claims from Pemex and Williams, and the delays in collecting the receivables and claims from Iroquois that were settled in March 2005. Also during 2004, our liquidity has been impacted by low utilization of vessels, a fire on the *Gulf Horizon* in May 2004 and our inability to secure performance bonds and letters of credit on large international contracts without utilizing cash collateral. We have closely managed cash due to our lack of liquidity and negotiated extended payment schedules with our large trade payable creditors and subcontractors. In order to meet our liquidity needs during the past three years, we have incurred a substantial amount of debt. During 2004, we issued an aggregate of $113.7 million, including paid in-kind interest, face value of Subordinated Notes in order to meet our immediate liquidity needs. At December 31, 2004, we had approximately $232.8 million face amount of total outstanding debt.

In light of our inability to repay our substantial debt maturing in 2005 and immediate need for working capital financing necessary to continue our operations, our only alternative to commencing bankruptcy proceedings was to proceed to implement our previously announced recapitalization plan with the holders of our Subordinated Notes in two steps. The first step consisted of closing the Senior Credit Facilities, and the second step consists of a debt for equity exchange. See "Liquidity and Capital Resources — Recent Events" under this item for detailed discussion of this financing transaction and the Recapitalization Agreement.

At December 31, 2004, $42.2 million of our debt is classified as current because it matures within the next twelve months or because the asset securing the debt is classified as current. Included in current maturities of long-term debt is an aggregate of $29.9 million of outstanding indebtedness under our two revolving credit facilities with Southwest Bank, which matured and were repaid in February 2005, and under our revolving credit facility with CIT Group, which will be repaid with proceeds from the Senior Credit Facilities.

We had an operating loss for 2004 of $(34.2) million. Gross profit was $27.8 million (10.9% on revenues of $254.2 million) for the year ended December 31, 2004. Gross profit improved for 2004 due to revenues and gross profits related to our IEC and Pemex contracts, which accounted for 36% and 23% of consolidated revenues for the year ended December 31, 2004, respectively. Offsetting the improvement in gross profit is a $6.4 million impairment loss on the carrying value of our inventory of production platforms and other structures, which is included in cost of contract revenues of our domestic operations for the fourth quarter of 2004. In addition, our domestic operations generated operating losses, as the level of contract activity and associated revenues were not sufficient to support our operating cost structure in this geographic area. The continuing low levels of vessel utilization due to competitive market conditions, a decrease in demand for our services and unusually adverse weather in the U.S. Gulf of Mexico during the second quarter of 2004 were contributing factors to the loss from our domestic operations. Approximately 60% of our work in the U.S. Gulf of Mexico during the fourth quarter of 2004 is attributable to repair work on pipelines and structures that were damaged by Hurricane Ivan in September 2004.

The demand for offshore construction services depends largely on the condition of the oil and gas industry and, in particular, the level of capital expenditures by oil and gas companies for developmental construction.

Despite the increasing energy prices over the last several years, capital expenditures by oil and gas companies operating on the U.S. continental shelf in the Gulf of Mexico remained at reduced levels during 2004 due to the higher costs and economics of drilling new wells in a mature area. Oil and gas companies are looking to new prospects in international areas where the return on capital expenditures is potentially greater due to the larger, long-lived reservoirs and lower operating costs. The resulting competitive market conditions in response to lower levels of developmental construction have decreased our vessel utilization and profit margins in the U.S. Gulf of Mexico and offshore Mexico and adversely affected our revenues and profitability. In general, our profit margins for marine construction have declined over the past five years.

The *Sea Horizon* and the *Canyon Horizon* mobilized to Israel and arrived at the end of July 2004 to begin work on the installation of a 30" diameter natural gas transmission pipeline for IEC. The project included the transportation, installation, burial and precommissioning of approximately 56 miles of 30" diameter pipeline with landfalls at three locations, along with a lateral 3 miles of 12" diameter pipeline. We recognized $91.2 million in revenues on the IEC project during 2004. This project was substantially completed in January 2005. We expect to complete the testing and commissioning phase of this project during the third quarter of 2005. The *Sea Horizon* will mobilize in March 2005 and is expected to begin work on the West Africa Gas Pipeline in August 2005.

Our Latin American operations improved during 2004 related to work on a contract for the engineering and procurement of 24" diameter pipe and the construction and installation of several pipelines in the Bay of Campeche for Pemex. The *Lone Star Horizon* mobilized and began work in late July 2004 to lay and trench pipelines ranging in size from 10" diameter to 24" diameter and perform one shore approach. The *Atlantic Horizon* mobilized in mid August 2004 to complete minor trenching and perform tie-ins on the Pemex project. We recognized $58.2 million in contract revenues related to this project during 2004. The *Lone Star Horizon* and the *Atlantic Horizon* completed their work on the Pemex project and mobilized back to the U.S. Gulf of Mexico in October 2004. The remaining work, primarily hook-ups, was completed with a chartered dive support vessel during the fourth quarter of 2004.

Construction activities related to the two-year pipeline and structural installation program offshore Nigeria were completed in the second quarter of 2004. Our customer in Nigeria did not exercise their option, which expired in September 2004 pursuant to the contract, for a third year of work. During the third quarter of 2004, we completed a contract in West Africa for the repair of a 26" diameter export pipeline. Revenues from our West Africa operations of $17.4 million accounted for 6.8% of our consolidated revenues for 2004. In December 2004, we signed a contract with West Africa Gas Pipeline Company Limited (WAPCo) for the installation of the West Africa Gas Pipeline. WAPCo is a consortium of Chevron Texaco, Shell Overseas Holding, Ltd., Nigerian National Petroleum Corporation and Takoradi Power Company Limited of Ghana. The *Sea Horizon* will mobilize and is expected to begin work on this project in August 2005 to install approximately 360 miles of 20" diameter pipeline and 10 miles of 18" diameter pipeline. The *Brazos Horizon* is expected to begin work on this project in October 2005 to install four near shore sections of pipeline ranging from 8" diameter to 20" diameter and to complete approximately 22 miles of 8"diameter to 10" diameter lateral pipeline. The contract is expected to be substantially complete in October 2006.

We recorded a $6.4 million impairment charge to cost of contract revenues related to our inventory of production platforms and other structures during the fourth quarter of 2004, which reduced our gross profit by 2.5% of contract revenues. There have been no significant sales of inventory since 2002. The carrying value of our inventory of production platforms and other structures was impaired as a result of the competitive market for the fabrication of new structures and the availability of salvaged structures combined with the continued lack of demand for production platforms and other structures in the U.S.

In addition to the impairment loss on inventory, we recorded impairments and reserves totaling $31.3 million, which also increased the operating loss for 2004. During the fourth quarter of 2004, we recorded a $5.7 million reserve on the Iroquois receivable due to the settlement of our litigation with Iroquois for less than the carrying value of the claims and receivables. The $22.4 million impairment of property, equipment and intangibles includes an impairment loss of $20.3 million on the *Gulf Horizon* due to a fire in May 2004 while on tow from the U.S. Gulf of Mexico to Israel, a $1.1 million impairment loss on the *Cajun Horizon* resulting from the removal of this vessel from service and a $1.0 million impairment of goodwill. During the third quarter of 2004, the underwriters on the policy of marine hull insurance purchased to cover physical damage to the *Gulf Horizon* during the tow filed a declaratory judgment action in England seeking a declaration that the policy was void from its inception. The underwriters claim that we did not adequately describe the work to be performed by the riding crew of the barge while on tow. As a result of the litigation of this claim, we have not recognized the recovery of losses under this policy, and we have recorded an impairment loss of $20.3 million on the *Gulf Horizon* to reflect its current market value of $2.0 million as of December 31, 2004. Due to the low utilization of our vessels servicing the U.S. Gulf of Mexico, we removed the *Cajun Horizon* from service. During the fourth quarter, we determined that we will cease operations of one of our Mexican subsidiaries and recognized impairment of the remaining goodwill associated with that entity. We recorded a charge of $3.3 million as impairment loss on assets held for sale during 2004 to reduce the net carrying value of these assets to their fair value, less the estimated cost to sell the assets. During the second quarter of 2004, we implemented a plan to sell the *Phoenix Horizon* (a marine construction vessel), two dive support vessels and a cargo barge due to the sustained difficult economic environment and depressed market for the marine construction industry throughout 2003 and 2004. Based upon our marketing of these assets for sale, discussions with potential buyers have indicated a decline in market value of two of the assets held for sale. During the fourth quarter of 2004, we completed the sale of the cargo barge and received net proceeds of approximately $745,000 which was used to repay a portion of our CIT Group revolving credit facility and resulted in a $7,000 gain on the sale.

The timing and collection of progress payments, our ability to negotiate payment terms with our trade payable creditors and large subcontractors, our ability to secure additional projects and our ability to stay on budget and meet our cash flows for our projects is of critical importance to provide sufficient liquidity for operations. As of March 28, 2005, our backlog totaled approximately $170 million compared to our backlog at March 12, 2004 of approximately $203 million. Of the total backlog as of March 28, 2005, approximately $58 million is not expected to be earned until after 2005.

Critical Accounting Policies And Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We must apply significant, subjective and complex estimates and judgments in this process. Among the factors, but not fully inclusive of all factors, that may be considered by management in these processes are: the range of accounting policies permitted by accounting principles generally accepted in the United States; management's understanding of our business; expected rates of business and operational change; sensitivity and volatility associated with the assumptions used in developing estimates; and whether historical trends are expected to be representative of future trends. Among the most subjective judgments employed in the preparation of these financial statements are estimates of expected costs to complete construction projects, the collectibility of contract receivables and claims, the fair value of salvage inventory, the depreciable lives of and future cash flows to be provided by our equipment and long-lived assets, the expected timing of the sale of assets, the amortization period of maintenance and repairs for dry-docking activity, estimates for the number and related costs of insurance claims for medical care and Jones Act obligations, judgments regarding the outcomes of pending and potential litigation and certain judgments regarding the nature of income and expenditures for tax purposes. We review all significant estimates on a recurring basis and record the effect of any necessary adjustments prior to publication of our financial statements. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Because of the inherent uncertainties in this process, actual future results could differ from those expected at the reporting date.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, assuming Horizon continues as a going concern, which contemplates the realization of the assets and the satisfaction of liabilities in the normal course of business.

Our significant accounting policies are described in Note 1 of our notes to consolidated financial statements. We consider certain accounting policies to be critical policies due to the significant judgments, subjective and complex estimation processes and uncertainties involved for each in the preparation of our consolidated financial statements. We believe the following represent our critical accounting policies.

We have discussed our critical accounting policies and estimates, together with any changes therein, with the audit committee of our board of directors.

Revenue Recognition

Contract revenues for construction contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to the total estimated costs at completion for each contract. This percentage is applied to the estimated revenue at completion to calculate revenues earned to date. We consider the percentage-of-completion method to be the best available measure of progress on these contracts. We follow the guidance of AICPA Statement of Position (SOP) 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" relating to the use of the percentage-of-completion method, estimating costs and claim recognition for construction contracts. Estimating costs to complete each contract pursuant to SOP 81-1 is a significant variable in determining the amount of revenues earned to date. We continually analyze the costs to complete each contract and recognize the cumulative impact of revisions in total cost estimates in the period in which the changes become known. In determining total costs to complete each contract, we apply judgment in the estimating process. Contract revenue reflects the original contract price adjusted for agreed upon change orders and unapproved claims. For contract change orders, claims or similar items, we apply judgment in estimating the amounts and assessing the potential for realization. We recognize unapproved claims only when the collection is deemed probable and if the amount can be reasonably estimated for purposes of calculating total profit or loss on long-term contracts. We record revenue and the unbilled receivable for claims to the extent of costs incurred and to the extent we believe related collection is probable and include no profit on claims recorded. Changes in job performance, job conditions and estimated profitability, including those arising from claims and final contract settlements, may result in revisions to estimated costs and revenues and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The asset "Costs in excess of billings" represents the costs and estimated earnings recognized as revenue in excess of amounts billed as determined on an individual contract basis. The liability "Billings in excess of costs" represents amounts billed in excess of costs and estimated earnings recognized as revenue on an individual contract basis.

For some service contracts related to the salvage of production platforms, revenues are recognized under SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," and No. 104, "Revenue Recognition," when all of the following criteria are met; persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price is fixed or determinable; and collectibility is reasonably assured. Revenues from salvage projects sometimes include non-cash values assigned to structures that are received from time to time as partial consideration for services performed. In assigning values to structures received, we apply judgment in estimating the fair value of salvage inventory.

The complexity of the estimation process and all issues related to the assumptions, risks and uncertainties inherent with the application of the percentage of completion methodologies affect the amounts reported in our consolidated financial statements. If our business conditions were different, or if we used different assumptions in the application of this accounting policy, it is likely that materially different amounts could be reported in our financial statements. If we used the completed contract method to account for our revenues, our results of operations would reflect greater variability in quarterly revenues and profits as no revenues or costs would be recognized on projects until the projects were substantially complete, which for larger contracts may involve deferrals for several quarters.

Accounts Receivable

We have significant investments in billed and unbilled receivables as of December 31, 2004. Billed receivables represent amounts billed upon the completion of small contracts and progress billings on large contracts in accordance with contract terms and milestones. Unbilled receivables on fixed-price contracts, which are included in costs in excess of billings, arise as revenues are recognized under the percentage-of-completion method. Unbilled amounts on cost-reimbursement contracts represent recoverable costs and accrued profits not yet billed. Allowances for doubtful accounts and estimated nonrecoverable costs primarily provide for losses that may be sustained on unapproved change orders and claims. In estimating the allowance for doubtful accounts, we evaluate our contract receivables and costs in excess of billings and thoroughly review historical collection experience, the financial condition of our customers, billing disputes and other factors. When we ultimately conclude that a receivable is uncollectible, the balance is charged against the allowance for doubtful accounts. As of December 31, 2004 and 2003, the allowance for doubtful contract receivables was $5.7 million and $0, respectively, and the allowance for doubtful costs in excess of billings was $33.1 million and $33.1 million, respectively. Reserve for claims and receivables for the years ended December 31, 2004, 2003 and 2002 was $5.7 million, $33.1 million and $0, respectively. There were no receivables charged against the allowances for doubtful accounts for the years ended December 31, 2004, 2003 or 2002.

In July 2003, we formally submitted claims to Pemex of approximately $78 million with a carrying value of $60.7 million. During the fourth quarter of 2003, we reserved $33.1 million related to these outstanding claims. During 2004, we collected $9.1 million for a portion of the non-weather related claims. At December 31, 2004, the carrying value of the remaining claim, included in costs in excess of billings, totaled $18.5 million.

In March 2005, we reached a settlement with Iroquois and collected $21.5 million. In connection with this settlement, we reserved $5.7 million at December 31, 2004 to reflect the amount of the claim we expected to collect.

We negotiate change orders and unapproved claims with our customers. In particular, unsuccessful negotiations of unapproved claims could result in decreases in estimated contract profit or additional contract losses, while successful claims negotiations could result in increases in estimated contract profit or recovery of previously recorded contract losses. Any future significant losses on receivables would further adversely affect our financial position, results of operations and our overall liquidity.

Other Assets

Other assets consist principally of capitalized dry-dock costs, prepaid loan fees, goodwill and deposits. Deposits consist of security deposits on office leases as of December 31, 2004 and 2003.

Dry-dock costs are direct costs associated with scheduled major maintenance on our marine vessels and are capitalized and amortized over a five-year cycle. We incurred and capitalized dry-dock costs of $11.9 million in 2004, $4.9 million in 2003 and $5.8 million in 2002. The significant dry-dock costs capitalized for 2004 relate primarily to the vessels utilized to perform the work awarded under the IEC and Pemex contracts. Major dry-dock costs on the *Canyon Horizon* prior to its mobilization to Israel, as well as regulatory dry-dockings for the *American Horizon* and the *Pecos Horizon* required by the U.S. Coast Guard and the American Bureau of Shipping, were completed during 2004. As of December 31, 2004, capitalized dry-dock costs totaled $17.0 million.

Loan fees paid in connection with new loan facilities are deferred and amortized over the term of the respective loans. The amortization of the deferred loan fees is recorded as interest expense in the accompanying consolidated statements of operations. In connection with the issuance of the 16% Subordinated Notes, we incurred and capitalized loan fees of $6.3 million. Additionally, we incurred and capitalized loan fees of $4.4 million in connection with the issuances of the 18% Subordinated Notes in May, September and November 2004. We wrote-off $800,000 of the unamortized portion of deferred loan fees for the 18% Subordinated Notes related to the prepayment of these notes with the proceeds of $4.5 million collected from Pemex, which is included as loss on debt extinguishment in the accompanying consolidated statements of operations for the year ended December 31, 2004.

In August 2002, we acquired the remaining 51% equity interest in an entity in Mexico for $1.0 million cash. We previously had a 49% equity interest in this entity and included its accounts in our consolidated financial statements as we exercised effective control over the entity's operations. This acquisition qualified us to bid on and perform projects reserved for national companies in Mexico without a locally domiciled partner. We recorded $1.0 million of goodwill in connection with acquiring the equity interest, which is nondeductible for tax purposes, and is included in other long-term assets at December 31, 2003. During the fourth quarter of 2004, we determined that we will cease operations of this entity, as we have established a new entity in Mexico to secure and perform current projects in Mexico. During the fourth quarter of 2004, we recognized a $1.0 million impairment charge for the remaining book value of goodwill related to this acquisition. The impairment charge is presented under impairment of property, equipment and intangibles on our consolidated statements of operations and is included in our Latin American operations.

Property and Equipment

We use the units-of-production method to calculate depreciation on our major barges and vessels to approximate the wear and tear of normal use. The annual depreciation based on utilization of each vessel will not be less than 25% of annual straight-line depreciation, and the cumulative depreciation based on utilization of each vessel will not be less than 50% of cumulative straight-line depreciation. Accelerated depreciation methods are used for tax purposes. The useful lives of our major barges and vessels range from 15 years to 18 years. Upon sale or retirement, the cost of the equipment and accumulated depreciation are removed from the accounts and any gain or loss is recognized. If we alternatively applied only a straight-line depreciation method, less depreciation expense would be recorded in periods of high vessel utilization and more depreciation expense would be recorded in periods of low vessel utilization. We believe the method we use better matches costs with the physical use of the equipment.

When events or changes in circumstances indicate that assets may be impaired, we review long-lived assets for impairment and evaluate whether the carrying value of the asset may not be recoverable according to Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Changes in our business plans, a significant decrease in the market value of a long-lived asset, a change in the physical condition of a long-lived asset or the extent or manner in which it is being used, or a severe or sustained downturn in the oil and gas industry, among other factors, are considered triggering events. The carrying value of each asset is compared to the estimated undiscounted future net cash flows for each asset or asset group. If the carrying value of any asset is more than the estimated undiscounted future net cash flows expected to result from the use of the asset, a write-down of the asset to estimated fair market value must be made. When quoted market prices are not available, fair value must be determined based upon other valuation techniques. This could include appraisals or present value calculations of estimated future cash flows. In the calculation of fair market value, including the discount rate used and the timing of the related cash flows, as well as undiscounted future net cash flows, we apply judgment in our estimates and projections, which could result in varying levels of impairment recognition.

During 2004, we recorded an impairment loss of $20.3 million on the *Gulf Horizon* and related assets as a result of a fire it sustained while on tow to Israel and because the insurance claim is in litigation, a $1.1 million impairment loss on the *Cajun Horizon* as a result of our decision to remove this vessel from service and a $3.3 million impairment loss on assets held for sale as discussions with potential buyers have indicated a decline in market value of these assets.

Stock-Based Compensation

At December 31, 2004, we had two stock-based compensation plans. Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123", we have elected to account for stock-based employee compensation under the recognition and measurement principles of Accounting

Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In January 2003, we granted options to three former directors to purchase 15,320 shares of common stock at an exercise price equal to the market price of the common stock on the date of grant. These options vested immediately, and $56,000 was recorded as compensation expense in the statements of operations during the first quarter of 2003. Also, we recorded an additional $156,000 as compensation expense in the statements of operations during the second quarter of 2003 related to the remeasurement of options in connection with the resignation of a key employee. Except for the compensation expense recorded above, no stock-based employee compensation cost is reflected in net loss, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. For stock-based compensation grants to non-employees, we recognize as compensation expense the fair market value of such grants as calculated pursuant to SFAS No. 123, amortized ratably over the lesser of the vesting period of the respective option or the individual's expected service period. In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment," (SFAS No. 123(R)), which mandates expense recognition for stock options and other types of equity-based compensation based on the fair value of the options at the grant date. We will begin to recognize compensation expense for stock options in the third quarter of 2005, as discussed below under "Recent Accounting Pronouncements."

Federal Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of income tax expense for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. We must make significant assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against our net deferred tax asset. The current provision for income tax is based upon the current tax laws and our interpretation of these laws, as well as the probable outcomes of any foreign or domestic tax audits. The value of our net deferred tax asset is dependent upon our estimates of the amount and category of future taxable income and is reduced by the amount of any tax benefits that are not expected to be realized. In September 2004, we received a $784,000 refund of alternative minimum tax paid in prior years due to the enactment of the Job Creation and Worker Assistance Act of 2002, which changed the calculation of the alternative minimum tax net operating loss deduction and allowed us to use a portion of our alternative minimum tax net operating loss to be deducted from alternative minimum taxable income generated in prior years. We reduced our deferred tax asset related to alternative minimum tax and accordingly reduced the valuation allowance associated with the realization of this deferred tax asset. For the years ended December 31, 2004, 2003 and 2002, a valuation allowance of $22.3 million, $23.1 million and $0 was charged as income tax expense against the net deferred tax assets that are not expected to be realized due to the uncertainty of future taxable income, respectively. Our valuation allowance as of December 31, 2004 is approximately $45.5 million. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate, thus materially impacting our financial position and results of operations. Certain past and anticipated future changes in ownership could limit our ability to realize portions of the loss carryforwards.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), which amends SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires compensation expense to be recognized for all share-based payments made to employees based on the fair value of the award at the date of grant, eliminating the intrinsic value alternative allowed by SFAS No. 123. Generally, the approach to determining fair value under the original pronouncement has not changed. However, there are revisions to the accounting guidelines established, such as accounting for forfeitures that will change our accounting for stock-based awards in the future.

SFAS No. 123(R) must be adopted in the first interim or annual period beginning after June 15, 2005. The statement allows companies to adopt its provisions using either of the following transition alternatives:

- The modified prospective method, which results in the recognition of compensation expense using SFAS 123(R) for all share-based awards granted after the effective date and the recognition of compensation expense using SFAS 123 for all previously granted share-based awards that remain unvested at the effective date; or

- The modified retrospective method, which results in applying the modified prospective method and restating prior periods by recognizing the financial statement impact of share-based payments in a manner consistent with the pro forma disclosure requirements of SFAS No. 123. The modified retrospective method may be applied to all prior periods presented or previously reported interim periods of the year of adoption.

We currently plan to adopt SFAS No. 123(R) on July 1, 2005 using the modified prospective method. This change in accounting is not expected to materially impact our financial position. However, because we currently account for share-based payments to our employees using the intrinsic value method, our results of operations have not included the recognition of compensation expense for the issuance of stock option awards. Had we applied the fair-value criteria established by SFAS No. 123(R) to previous stock option grants, the impact to our results of operations would have approximated the impact of applying SFAS No. 123, which was an increase to net loss of approximately $1.0 million in 2004, $2.4 million in 2003 and $3.1 million in 2002. The impact of applying SFAS No. 123 to previous stock option grants is further summarized in Note 1 of the notes to consolidated financial statements. We currently expect the recognition of compensation expense for stock options issued and outstanding at December 31, 2004 to reduce our 2005 net income by approximately $0.4 million.

We will be required to recognize expense related to stock options and other types of equity-based compensation beginning in 2005 and such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The requisite service period is usually the vesting period. The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur. Additionally, we may be required to change our method for determining the fair value of stock options.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," an amendment of APB No. 29. This amendment eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary exchanges occurring in fiscal periods beginning after the date of this statement is issued. Retroactive application is not permitted. We are analyzing the requirements of this new statement and believe that its adoption will not have a significant impact on our financial position, results of operations or cash flows.

During December 2004, the FASB issued Staff Position FSP No. 109-2 "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP 109-2), which provides guidance on accounting for the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the Jobs Act) on enterprises' income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS 109. Based on our analysis to date, we are not yet in a position to decide on whether, or to what extent, we might repatriate foreign earnings under the Jobs Act.

Results of Operations

Information relating to Horizon's operations follows (in millions):

	Year Ended December 31,		
	2004	2003	2002
Revenues:			
Domestic — U.S. Gulf of Mexico	$ 69.7	$ 94.1	$100.7
Domestic — Other	3.3	107.6	55.9
Latin America	58.2	3.9	106.3
West Africa	17.4	16.2	1.4
Southeast Asia/Mediterranean	105.6	48.1	17.3
Other	—	0.4	1.8
Total	$254.2	$270.3	$283.4
Gross Profit:			
Domestic — U.S. Gulf of Mexico	$ (8.4)	$ (8.4)	$ 7.9
Domestic — Other	1.8	9.2	4.5
Latin America	11.5	(0.7)	18.4
West Africa	0.9	(1.4)	(2.8)
Southeast Asia/Mediterranean	22.0	8.1	1.6
Other	—	(0.3)	0.8
Total	$ 27.8	$ 6.5	$ 30.4

Year Ended December 31, 2004 Compared To The Year Ended December 31, 2003

Contract Revenues.

Contract revenues were $254.2 million for 2004, compared to $270.3 million for 2003. Revenues decreased 6.0% compared with last year. The decline in revenues is primarily attributable to a decrease in pricing of services for marine construction in the U.S. Gulf of Mexico due to a highly competitive market during 2004, the sustained difficult economic environment and the depressed market in the marine construction industry for the U.S. Gulf of Mexico. Our customer mix in 2004 changed significantly compared to the mix of customers in 2003. The decline in domestic — other revenues reflects our lack of work in the Northeastern U.S. during 2004 compared to 2003. For 2003, revenues generated in the Northeastern U.S. accounted for 40% of consolidated revenues. Our domestic — U.S. Gulf of Mexico revenues and gross profits were further reduced by unusually adverse weather conditions during the second quarter of 2004; however, the named storms and hurricanes in the U.S. Gulf of Mexico during the third quarter of 2004 did not significantly impact vessel utilization and profit margins because we were paid contract rates for weather and were subsequently able to complete our projects under construction. The award and execution of our first project in the Mediterranean for IEC during 2004 accounted for a significant portion of our consolidated revenues for 2004. Also, revenues from our Latin American operations increased significantly for 2004 compared to 2003. Revenues related to the IEC contract accounted for 36% and the Pemex contract accounted for 23% of consolidated revenues for 2004. Construction activities related to our project in Southeast Asia accounted for 5.7% of our consolidated revenues for 2004. The diversion of the *Sea Horizon* from its scheduled work in Southeast Asia to work on the IEC project due to the loss of the *Gulf Horizon* as a result of a fire adversely impacted revenues and gross profit. Construction activities related to the two-year pipeline and structural installation program in Nigeria were completed during the second quarter of 2004; however, we completed a contract for the repair of a 26" diameter export pipeline in Nigeria for the same customer during the third quarter of 2004. Revenues from our West Africa operations accounted for 6.8% of our consolidated revenues for 2004.

Gross Profit.

Gross profit was $27.8 million (10.9% of contract revenues) for 2004 compared with a gross profit of $6.5 million (2.4% of contract revenues) for 2003. The improvement in gross profit for 2004 is attributable to our operations in the Mediterranean and Latin American areas. We recorded a $6.4 million impairment charge to cost of contract revenues of our domestic operations related to our inventory of production platforms and other structures during the fourth quarter of 2004, which reduced our gross profit by 2.5% of contract revenues. Our domestic operations generated losses, as we did not have a sufficient level of contract activity and associated revenues to support our operating cost structure. In addition, domestic gross profit was negative as a result of the continuing low levels of vessel utilization due to competitive market conditions in the U.S. Gulf of Mexico. Also, we were unable to stay on budget for two projects in the U.S. Gulf of Mexico during the first and second quarters of 2004 as we were not as productive in executing the projects as originally estimated when the work was bid, resulting in lower gross profit. The construction activities related to the two-year pipeline and structural installation program in Nigeria and the repair work on a 26" diameter pipeline resulted in a gross profit for this region for 2004. Our Southeast Asia operations generated a loss as the *Sea Horizon* was mobilized to work on the IEC contract offshore Israel in July 2004.

Selling, General and Administrative Expenses.

Selling, general and administrative expenses were $30.7 million (12.1% of contract revenues) for 2004, compared with $21.7 million (8.0% of contract revenues) for 2003. Selling, general and administrative expenses increased for 2004 compared to 2003 primarily due to additional legal costs of $1.7 million associated with our ongoing contract disputes and related litigation, $2.0 million of costs incurred to recover the *Gulf Horizon* subsequent to a fire sustained while on tow to Israel and to obtain repair estimates, and $0.5 million of costs incurred as we implement Section 404 of the Sarbanes-Oxley Act. During 2004, we have also incurred $0.6 million in legal costs associated with restructuring our existing debt and $1.8 million related to professional advisor and consulting fees associated with the restructuring of our existing debt. We recorded net severance and restructuring costs of $2.1 million primarily related to the severance benefit of our former president under his amended employment agreement and another senior employee termination during 2004. During 2003, we recorded charges of $680,000 related to severance and other costs in connection with the resignation of a key employee and additional costs related to a consulting firm in Mexico assisting us in the administration of our Pemex claims.

Reserve for Claims and Receivables.

During the fourth quarter of 2004, we recorded a reserve of $5.7 million related to the pending settlement of our litigation with Iroquois for less than the carrying value of the claims and receivables of $27.2 million. In March 2005, we reached a settlement with Iroquois and collected gross proceeds of $21.5 million. See Item 3. "Legal Proceedings" for a discussion of the Iroquois settlement.

During the fourth quarter of 2003, we recorded a reserve of $33.1 million related to our outstanding EPC 64 contract claims against Pemex since we have been unsuccessful in resolving such claims. Since the ultimate amount and timing of payment of these claims is uncertain, we recorded this reserve for the outstanding receivable to reflect our best estimate of the amount that we believe we will collect. We did not record any additional reserves related to this Pemex receivable during 2004.

Impairment of Property, Equipment and Intangibles.

During 2004, we recorded an impairment loss of $20.3 million on the *Gulf Horizon* and related assets as a result of a fire it sustained while on tow to Israel, a $1.1 million impairment charge resulting from the removal from service of the *Cajun Horizon* and a $1.0 million impairment charge for the remaining book value of goodwill related to one of our inactive Mexican subsidiaries. In 2003, we recognized a $21.3 million impairment loss on the value of the *Phoenix Horizon*, two diving support vessels, one small construction vessel, a cargo barge and related marine equipment due to lower expected utilization levels. The sustained difficult economic environment and depressed market for the marine construction industry throughout 2003 and 2004 has resulted in a decline in the utilization of our vessels, triggering the impairment of the vessels, the cargo barge and related marine equipment.

The impairment losses on several of our marine construction vessels were recognized under SFAS No. 144 during 2004 and 2003. The impairment losses were based upon the cost of the vessels in excess of their estimated fair value based upon expected sales prices as determined by broker quotations or orderly liquidation value appraisals from third parties. The sustained difficult economic environment, depressed market for the marine construction industry and increased competition for construction projects throughout 2003 and 2004 has resulted in a decline in the utilization of our vessels, triggering the impairment of the vessels.

Impairment Loss on Assets Held for Sale.

During the second quarter of 2004, we implemented a plan to sell the *Phoenix Horizon* (a marine construction vessel), two dive support vessels and a cargo barge, and we recorded a charge of $3.3 million as an impairment loss on these assets held for sale during 2004 to reduce the net carrying value of these assets to the fair value, less the estimated cost to sell the assets. There were no assets held for sale or impairment losses on assets held for sale during 2003.

Interest Expense.

Interest expense for 2004 was $26.0 million, with no interest capitalized for the year. Interest expense for 2003 was $9.5 million, net of $0.1 million of capitalized interest. The face value of our total outstanding debt was $232.8 million excluding debt discount of $20.2 million at December 31, 2004, compared to $171.5 million at December 31, 2003. Interest expense increased due to higher average outstanding debt balances, higher interest rates and other financing costs. Interest expense also increased due to the amortization of the debt discount associated with the Subordinated Notes, amortization of deferred loan fees over the term of the respective debt and paid in-kind interest on the Subordinated Notes. Cash paid for interest was $8.0 million, interest paid in-kind was $11.2 million and amortization of debt discounts and deferred loan fees was $8.4 million for 2004, less a $1.6 million decrease in the fair value of the liability related to the Series A Preferred Stock.

Interest Income.

Interest income includes interest from cash investments for the years ended December 31, 2004 and 2003 of $286,000 and $67,000, respectively. Cash investments consist of interest bearing demand deposits. Interest income for 2004 primarily relates to interest earned on our escrow accounts securing performance bonds and letters of credit recorded as restricted cash.

Loss on Debt Extinguishment.

Loss on extinguishment of debt includes the write-off of deferred loan fees of $800,000 and debt discount of $754,000 related to the $4.5 million collected from Pemex used to prepay a portion of the 18% Subordinated Notes during the third quarter of 2004. Also included in the loss on debt extinguishment is the write-off of deferred loan fees of $165,000 for the early payment of our $15.0 million term loan with Elliott Associates, L.P. during the first quarter of 2004 in connection with the issuance of the 16% Subordinated Notes. In March 2004, we issued $65.4 million of 16% Subordinated Notes and used a portion of the proceeds to repay our outstanding loan with Elliott Associates, L.P.

Loss on debt extinguishment relates to a prepayment penalty of $569,000 and the write-off of deferred loan fees of $299,000 for the early retirement of debt during the second quarter of 2003. In June 2003, we refinanced the *Sea Horizon* with another lender and used a portion of the proceeds to repay and extinguish our previous lender's debt resulting in the loss on debt extinguishment. This refinancing secured in 2003 provided additional liquidity and working capital to fund operations due to our inability to collect our Pemex receivables and claims.

Other Income (Expense).

Other income (expense) for 2004 primarily consisted of $85,000 of net foreign currency gain due to activity in Mexico denominated in Mexican pesos and an increase in the U.S. dollar compared to the Mexican peso and $31,000 of net gain on sale of assets. Included in other income (expense) for 2003 is a $115,000 of net foreign currency loss due to activity in Mexico denominated in Mexican pesos and a weakening of the Mexican peso compared to the U.S. dollar.

Income Taxes (Benefit).

We use the liability method of accounting for income taxes. We recorded a federal income tax provision of $2.1 million on a pre-tax loss of $(61.5) million for 2004. We recorded a federal income tax benefit of $(7.6) million, at a net effective rate of 9.5% on a pre-tax loss of $(80.1) million for 2003. The provision for 2004 relates to foreign taxes on income generated from international operations, which was reduced by the refund we received of $784,000 for the deduction of alternative minimum tax net operating losses from prior years against alternative minimum taxable income generated in prior years allowed by the Job Creation and Worker Assistance Act of 2002. For 2003, the difference in the effective tax rate and the statutory tax rate is primarily due to the tax benefit recognized in 2003 attributable to a research and development credit of $(3.4) million. There was no tax benefit recorded on pre-tax losses due to the recording of additional valuation allowance of $22.3 million for the year ended December 31, 2004 to fully offset our net deferred tax assets that are not expected to be realized due to the uncertainty of future taxable income. The utilization of any net operating loss carryforwards is dependent on the future profitability of the company. Accordingly, no assurance can be given regarding the ultimate realization of such loss carryforwards.

Net Loss.

Net loss was $(63.6) million, or $(2.06) per share-diluted, for 2004, compared to a net loss for 2003 of $(72.5) million, or $(2.74) per share-diluted.

Year Ended December 31, 2003 Compared To The Year Ended December 31, 2002

Contract Revenues.

Contract revenues were $270.3 million for 2003, compared to $283.4 million for 2002. Revenues decreased 4.6% compared with 2002. The decline in revenues is attributable to a decrease in pricing of services for marine construction in the U.S. Gulf of Mexico due to a highly competitive market during 2003. Our customer mix in 2003 changed significantly compared to the mix of customers in 2002. The significant decline in revenues from Pemex from 52% of our total revenues in 2001 to 31% in 2002 to 1% in 2003 have impacted our total revenues, gross profit and the change in customer mix. In 2003, we completed the remainder of a contract for Pemex and recognized $3.9 million of revenues. This reduction in revenues in 2003 for Latin America was offset by our expansion into other international areas. We completed two large projects in Southeast Asia, offshore Brunei and Malaysia, as well as began work on a major project in West Africa, offshore Nigeria. We also completed two large projects in the Northeastern U.S. during 2003, further offsetting the decrease in revenue in Latin America. Work performed in the Northeastern U.S. is included in our Domestic operations.

Gross Profit.

Gross profit was $6.5 million (2.4% of contract revenues) for 2003 compared with a gross profit of $30.4 million (10.7% of contract revenues) for 2002. In general, our gross profits for marine construction have declined over the past five years. Lower gross profits on projects in the Northeastern U.S., reduced vessel utilization and unusually adverse weather conditions during 2003, and resulting downtime and revenues recorded for such events, lowered gross profit. Our various projects in the Northeastern U.S., which in total accounted for approximately 40% of revenues, were primarily performed by subcontracted vessels rather than our own vessels, and as such, lower gross profits were recorded. The gross profits on the Pemex projects, which accounted for a greater percentage of revenues in 2002, were higher than gross profits on other contracts in 2003.

Selling, General and Administrative Expenses.

Selling, general and administrative expenses were $21.7 million (8.0% of contract revenues) for 2003, compared with $21.8 million (7.7% of contract revenues) for 2002. The slight decrease primarily relates to the reversal of accrued costs associated with our Pemex claims, offset by increases in costs associated with international operations, additional depreciation expense for corporate fixed assets placed into service during the second half of 2002 and first quarter of 2003, and severance and other charges due to the resignation of a key employee in 2003.

Reserve for Claims and Receivables.

During the fourth quarter of 2003, we recorded a reserve of $33.1 million related to our outstanding EPC 64 contract claims against Pemex since we have been unsuccessful in resolving such claims. Since the ultimate amount and timing of payment of these claims is uncertain, we recorded this reserve for the outstanding receivable to reflect our best estimate of the amount that we believe we will collect. We did not record any reserve for claims and receivables during 2002.

Impairment of Property and Equipment.

A $21.3 million impairment loss was recognized under SFAS No. 144 during 2003 on several of our marine construction vessels. Due to lower expected utilization levels, the value of the *Phoenix Horizon*, two diving support vessels, one small construction vessel, a cargo barge and related marine equipment has been impaired. We previously recognized a $9.9 million impairment loss related to the *Phoenix Horizon* for the year ended December 31, 2002. The impairment of the *Phoenix Horizon* in 2003 is a result of a further decline in its fair market value and management's determination not to make capital improvements required to place the vessel into service due to the availability of other operational assets. The sustained difficult economic environment, depressed market for the marine construction industry and increased competition for construction projects throughout 2003 has resulted in a decline in the utilization of our vessels, triggering the impairment of the other vessels and the cargo barge. The impairment losses were based upon the cost of the vessels in excess of their estimated fair value based upon expected sales prices as determined by broker quotations or orderly liquidation value appraisals from third parties.

Interest Expense.

Interest expense for 2003 was $9.5 million, net of $0.1 million of capitalized interest. Interest expense for 2002 was $4.6 million, net of $1.6 million of capitalized interest. Total outstanding debt was $171.5 million at December 31, 2003 compared with $98.3 million at December 31, 2002. Interest expense increased due to higher average outstanding debt balances, higher interest rates and other costs associated with the additional financing secured during the second quarter of 2003.

Interest Income.

Interest income includes interest from cash investments for the years ended December 31, 2003 and 2002 of $67,000 and $91,000, respectively. Interest income declined as we have closely managed our cash position during 2003, and we were required to borrow funds to meet working capital requirements.

Loss on Debt Extinguishment.

Loss on debt extinguishment relates to a prepayment penalty of $569,000 and the write-off of deferred loan fees of $299,000 for the early retirement of debt during the second quarter of 2003. In June 2003, we refinanced the *Sea Horizon* with another lender and used a portion of the proceeds to repay and extinguish our previous lender's debt resulting in the loss on debt extinguishment. This refinancing secured in 2003 provided additional liquidity and working capital to fund operations due to our inability to collect our Pemex receivables and claims. There were no losses on debt extinguishment during 2002.

Other Income (Expense).

Other income (expense) for 2003 primarily consisted of $115,000 of net foreign currency loss due to activity in Mexico denominated in Mexican pesos and a weakening of the Mexican peso compared to the U.S. dollar.

Included in other income (expense) for 2002 is a $2.0 million loss related to a fire on the *Lone Star Horizon*, and $0.8 million of foreign currency loss due to activity denominated in Mexican pesos and a weakening of the Mexican peso compared to the U.S. dollar.

Income Taxes (Benefit).

We use the liability method of accounting for income taxes. We recorded a federal income tax benefit of $(7.6) million, at a net effective rate of 9.5% on a pre-tax loss of $(80.1) million for 2003. We recorded a federal income tax benefit of $(3.1) million, at a net effective rate of 35.7% on a pre-tax loss of $(8.6) million for 2002. The difference in the effective tax rate and the statutory tax rate for 2003 is primarily due to the valuation allowance of $23.1 million recorded during the fourth quarter of 2003 to fully offset the net deferred tax asset. The utilization of any net operating loss carryforwards is dependent on the future profitability of the company. Accordingly, no assurance can be given regarding the ultimate realization of such loss carryforwards. The difference from the statutory tax rate for 2002 is due to the application of the extraterritorial income exclusion for income earned primarily in Mexico from January 1, 2002 to December 31, 2002. The exclusion allows us to exclude a portion of income earned outside the United States for tax purposes. The impact of this exclusion on future periods will vary depending upon the amount of income earned outside the United States. Changes in our ownership levels, future, current and past, may result in limitations on our annual and aggregate ability to utilize net operating losses.

Net Income.

Net loss was $(72.5) million, or $(2.74) per share-diluted, for 2003, compared to a net loss for 2002 of $(5.5) million, or $(0.22) per share-diluted.

Liquidity and Capital Resources

General

During the past three years, we have experienced operating and net losses. Our liquidity has been negatively impacted by our inability to collect outstanding receivables and claims from Pemex and Williams and the delays in collecting the claims and receivables from Iroquois that were settled in March 2005. Also during 2004, our liquidity has been impacted by low utilization of vessels, a fire on the *Gulf Horizon* in May 2004 and our inability to secure performance bonds and letters of credit on large international contracts without utilizing cash collateral. We have closely managed cash as a result of our lack of liquidity and negotiated extended payment schedules with our large trade payable creditors and subcontractors. In order to meet our liquidity needs during the past three years, we have incurred a substantial amount of debt. During 2004, we issued an aggregate of $113.7 million, including paid in-kind interest, face value of Subordinated Notes in order to meet our liquidity needs. We had substantial debt obligations of approximately $232.8 million face value outstanding at December 31, 2004, including the Subordinated Notes, an aggregate of $27.3 million of outstanding indebtedness under our two revolving credit facilities with Southwest Bank, which matured and were repaid in February 2005, and $25.6 million of outstanding indebtedness under our revolving credit facility with CIT Group, which will be repaid with the proceeds from the Senior Credit Facilities.

Recent Events

In light of our substantial debt and inability to generate sufficient cash flows from operations to service it; since the second quarter of 2004, our management has explored a significant number of financing alternatives designed to refinance and restructure our debt maturing in 2005 and provide us with additional working capital to support our operations. While management was in the process of negotiating a financing proposal, we were required to repay all of our outstanding indebtedness under our revolving credit facilities with Southwest Bank that matured in February 2005, which further impacted our liquidity. In March 2005, our negotiations to obtain additional financing and to refinance our indebtedness maturing in 2005 failed. As a result, our only alternative to commencing bankruptcy proceedings was to proceed to implement our previously announced recapitalization plan with the holders of our Subordinated Notes in two steps. The first step consisted of closing the Senior Credit Facilities of $30 million and $40 million, respectively, with holders and affiliates of holders of our Subordinated Notes on March 31, 2005. In addition to being a lender, Manchester Securities Corp., an affiliate of Elliott Associates, L.P. and an entity under common management with Elliott International, L.P., each of which are holders of our Subordinated Notes and shares of our Series A Preferred Stock, serves as agent for the other lenders under the Senior Credit Facilities.

The $30 million senior secured term loan bears interest at 15% per annum, payable monthly 10% in cash and 5% paid in-kind, requires a monthly principal payment of $500,000 beginning July 2005 and matures on March 31, 2007. The $40 million senior secured term loan bears interest at 10% per annum, payable monthly 8% in cash and 2% paid in-kind, and matures on March 31, 2007. Upon an event of default under the Senior Credit Facilities, the interest rate on each loan increases 2%, payable in cash on demand. In addition to interest, a loan servicing fee of 0.5% based upon the aggregate unpaid principal balance of the Senior Credit Facilities is payable quarterly in cash. The Senior Credit Facilities are collateralized by the cash collateral used to secure the letter of credit under the IEC contract, the outstanding claims and receivables from Pemex and Williams, accounts receivable, and first or second liens on all of our vessels and existing and future assets. The Senior Credit Facilities have covenants that restrict us from creating additional liens, incurring additional indebtedness, entering into certain affiliate transactions, disposing of assets other than in the ordinary course of business, and prohibit us from making certain payments. The Senior Credit Facilities also have the same financial covenants as our existing credit facilities, which were amended in connection with the financing transaction. In addition, any events of default as specified in the documents governing the Senior Credit Facilities could result in acceleration of our indebtedness.

The second step of our recapitalization plan consists of a debt for equity exchange. In order to implement this exchange, we entered into the Recapitalization Agreement with the holders of all of our Subordinated Notes that terminated the October 29, 2004 recapitalization letter agreement. The Recapitalization Agreement contemplates that we will use our best efforts to close a series of recapitalization transactions pursuant to which the holders of our Subordinated Notes will exchange approximately $85 million of Subordinated Notes and 1,400 shares of our Series A Preferred Stock for one million shares of Series B Preferred Stock and 60 million shares of our common stock. The common stock and Series B Preferred Stock issued in the debt for equity exchange on an "as converted" basis will be equivalent to 95% of our aggregate outstanding common stock after giving effect to the recapitalization transactions. This equity will also be issued in consideration of the Subordinated Note holders consenting to the financing transaction and release of all of the collateral securing the Subordinated Notes, amending the terms of the $25 million of Subordinated Notes that are expected to remain outstanding following the closing of the recapitalization transactions and, if applicable, participating in the financing transaction as a lender. In addition, in order to be able to issue common stock and the Series B Preferred Stock as required by the Recapitalization Agreement without the lengthy delay associated with obtaining stockholder approval required under the Nasdaq Marketplace Rules, we decided to delist our shares of common stock from the Nasdaq National Market, effective as of the close of business on April 1, 2005.

The $25 million of Subordinated Notes that we expect to remain outstanding after the recapitalization transactions will accrue interest annually at 8% payable in-kind and mature on March 31, 2010. In addition, the documents governing the Subordinated Notes will be amended to delete certain covenants and events of default.

The Series B Preferred Stock will automatically convert into common stock upon an amendment to our certificate of incorporation to increase our authorized number of shares of common stock. In the Recapitalization Agreement, we have agreed to call a stockholders' meeting for this purpose not earlier than September 15, 2005 nor later than October 31, 2005. Prior to such mandatory conversion, the Series B Preferred Stock will have a liquidation preference equal to the greater of $40 million or the value of the shares of our common stock into which the preferred stock is convertible immediately prior to liquidation. In addition, if the Series B Preferred Stock is not automatically converted into common stock by March 31, 2011, we will be required to redeem the preferred stock for cash equal to $40 million increased at a rate of 10% per year, compounded quarterly, commencing June 30, 2005.

We will use the proceeds of the Senior Credit Facilities to repay $25.6 million outstanding under our revolving credit facility with CIT Group maturing in May 2005, make a $2.0 million prepayment on our CIT Group term loan and pay an estimated $3.0 million for closing costs and fees. We will use the balance of the proceeds from the financing transaction to provide working capital to support operations and for other general corporate purposes. In connection with obtaining this financing, we restructured our term loan with CIT Group due June 2006 to extend the $15 million payment due in December 2005 until March 2006 and accelerate the maturity date from June 2006 to March 2006. In addition, we restructured the collateral securing the CIT Group term loan, increased its interest rate to LIBOR plus 6%, and are required to make monthly principal payments of $500,000 beginning in April 2005 with the remaining principal balance due on March 31, 2006 and pay a closing fee equal to 1.5% of the outstanding principal term loan balance. The restructured collateral on the CIT Group term loan includes all existing security, second or third liens on all assets collateralizing the Senior Credit Facilities and all proceeds received from any loss or insurance recovery on the *Gulf Horizon*. This term loan requires us to maintain a ratio of collateral to the principal balance of at least 1.25 to 1.

We received consents from our existing lenders to enter into this financing transaction and amended our financial covenants in these existing credit facilities. As a result of consummating the financing transaction, based on management's protections, we expect to be in compliance with our amended debt covenants until at least December 31, 2005.

Cash Flows

Cash provided by operations was $2.1 million for 2004 compared to cash used in operations of $(53.1) million for 2003 and cash provided by operations of $48.5 million for 2002. Cash provided by operations is primarily attributable to the billing and subsequent collection on the IEC and current Pemex projects and the requirement that we pay interest on the Subordinated Notes in-kind with additional Subordinated Notes. For 2003, funds used in operating activities is primarily attributable to the pretax loss of $(80.1) million and an increase in contract receivables associated with 2003 revenues and delays in collections of these revenues. Cash provided by operations of $48.5 for 2002 was primarily attributable to the billing and subsequent collection of projects in Latin America and the Northeastern U.S. as well as the increases in accounts payable related to the extension of the timing of vendor payments by us.

Cash used in investing activities was $(4.8) million for 2004 compared to cash used in investing activities of $(14.7) million for 2003 and $(59.8) million for 2002. The decrease in cash used in investing activities is attributable to a reduction in our capital expenditures during 2004 as compared to the substantial completion of major upgrades on the *Sea Horizon* during 2003. During 2002, we made significant upgrades to the *Sea Horizon*, our largest vessel, and other vessels in our fleet to prepare them for major projects in Southeast Asia, West Africa and the Northeastern U.S.

Cash provided by financing activities was $30.5 million for 2004 compared to $71.8 million for 2003 and $9.5 million for 2002. Funds provided by financing activities for 2004 included $71.8 million proceeds from the issuance of our Subordinated Notes and associated warrants, offset by net $23.3 million used to reduce our indebtedness under our three revolving credit facilities. The increase in funds provided by financing activities for 2003 is primarily attributable to the additional $55.0 million in secured asset based financing obtained during the second quarter. Also, in 2003, we borrowed additional funds under our revolving credit facilities to meet our short-term operating needs. For the year ended December 31, 2002, we recorded $30.8 million from our public stock offering which was offset by the funds used to reduce indebtedness under our revolving credit facilities.

Working Capital

As of December 31, 2004, we had working capital of $29.0 million compared to $26.1 million of working capital at December 31, 2003. The increase in working capital was primarily attributable to a decrease in accrued job costs offset by an increase in the current maturities of our long-term debt. We have closely managed cash due to our lack of liquidity and negotiated extended payment schedules with our large trade payable creditors and subcontractors. In addition, we repaid our revolving credit facilities with Southwest Bank that matured in February 2005. On March 31, 2005, we refinanced our debt maturing in 2005 to provide additional financing necessary to meet our working capital needs. As a result of the refinancing of the debt maturing in 2005, we have classified $23.0 million of our three revolving credit facilities as long-term debt at December 31, 2004. We have classified all of our Subordinated Notes as long-term debt at December 31, 2004 as the Subordinated Note holders have released all of the collateral securing the Subordinated Note in favor of the Senior Credit Facilities.

Indebtedness

At December 31, 2004, we had approximately $232.8 million face value of total outstanding debt excluding debt discount of $20.2 million. Of the $212.6 million of outstanding net debt reflected in the accompanying consolidated balance sheet at December 31, 2004, $52.9 million represents borrowings on our three revolving credit facilities with Southwest Bank and CIT Group, $70.7 million represents outstanding balances on seven term-debt facilities and $89.0 million represents the outstanding balance on our Subordinated Notes, net of $20.2 million debt discount. The total face value of outstanding debt at December 31, 2004 represents an approximate increase of $61.3 million from December 31, 2003. This increase in debt is primarily due to the issuance of the 16% Subordinated Notes in March 2004 and 18% Subordinated Notes in May, September and November 2004 to meet our working capital needs. Interest rates vary from the one-month commercial paper rate plus 2.45% to 18%, and our average interest rate at December 31, 2004, including amortization of the debt discount on our Subordinated Notes, was 14.7%. Our term-debt borrowings currently require approximately $800,000 in total monthly principal payments. At December 31, 2004, we had no available borrowing capacity under our revolving credit facilities with Southwest Bank and CIT Group. All of our assets are pledged to secure our debt obligations and our recent operating results will not support any additional indebtedness.

At December 31, 2004, $42.2 million of our debt is classified as current because it matures within the next twelve months or the asset securing the indebtedness is classified as current. Included in current maturities of long-term debt is an aggregate of $29.9 million of outstanding indebtedness under our two revolving credit facilities with Southwest Bank, which matured and were repaid in February 2005, and under our revolving credit facility with CIT Group, which will be repaid with proceeds from the Senior Credit Facilities. See "Recent Events".

The face value of our total obligation under our Subordinated Notes at December 31, 2004 was $109.2 million, including $11.2 million interest paid in-kind, excluding debt discount, net of amortization, of $20.2 million and after prepayment of $4.5 million of the $102.5 million aggregate amount issued during 2004. We issued 1,400 shares of the Series A Preferred Stock, $1.00 par value per share, for $1.00 per share to the purchasers of the additional $9.625 million of 18% Subordinated Notes on November 4, 2004. The Series A Preferred Stock shall be redeemed by us six years from the date of its issuance, or at the option of the Preferred Stockholders upon merger, sale of all or substantially all of our assets, our change of control or our liquidation, for cash in an amount equal to the amount by which the current market price of 14% of the outstanding shares of our common stock on a fully diluted basis (which amount will accrete at a rate of 25% per year commencing six months after issuance, compounded quarterly) exceeds the Warrant (as defined below) exercise price. However, upon stockholder approval, we shall redeem the Series A Preferred Stock with five year warrants (the Warrants) having an aggregate exercise price of $1.925 million to purchase a number of shares of our common stock equal to 14% of the outstanding common stock on a fully diluted basis (after giving effect to the issuance of the Warrants but excluding any out-of-the-money employee options). If the Series A Preferred Stock is redeemed for Warrants, the issuance of the Warrants will result in significant dilution to our stockholders. If not redeemed for Warrants, the holders of the Series A Preferred Stock will have a liquidation preference senior to our stockholders equal to the cash value of the Series A Preferred Stock described above. Pursuant to SFAS No. 150, we are required to classify financial instruments that are within its scope as a liability. Due to the mandatory redemption feature of the Series A Preferred Stock, we recorded the initial measurement of $2.0 million fair value for these shares as a liability. The Series A Preferred Stock was issued and recorded as original issue discount to the 18% Subordinated Notes and was reflected as a debt discount in the accompanying consolidated balance sheet as of December 31, 2004. The discount is amortized as a non-cash charge to interest expense over the term of the 18% Subordinated Notes using the effective interest rate method. Because the amount to be paid upon redemption varies, is based on specified conditions and is not known, the Series A Preferred Stock is subsequently measured at the amount of cash that would be paid under the conditions specified in the contract as if settlement occurred at each reporting date. The resulting change in the amount from the previous reporting date will be recognized as interest cost. As of December 31, 2004, we recognized a $1.6 million decrease in the fair value of this liability, which reduced interest expense, to reflect the current fair value of the Series A Preferred Stock of $0.4 million. The current redemption value of $0.4 million is reflected as a long-term liability in our consolidated balance sheet as of December 31, 2004. The 1,400 shares of Series A Preferred Stock will be canceled and retired if we consummate the recapitalization transactions contemplated by the Recapitalization Agreement.

All of our assets are pledged as collateral on our indebtedness. Our loans are collateralized by mortgages on all of our vessels and property and by accounts receivable and claims. Our loans contain customary default and cross-default provisions and require us to maintain financial ratios at quarterly determination dates. The loan agreements also contain covenants that limit our ability to incur additional debt, pay dividends, create liens, sell assets and make capital expenditures. The Subordinated Notes also have covenants that restrict our ability to enter into any other agreements which would prohibit us from prepaying the Subordinated Notes from the proceeds of an equity offering, entering into certain affiliate transactions, incurring additional indebtedness other than refinancing our existing term and revolving debt, and disposing of assets other than in the ordinary course of business, and would also prohibit our subsidiaries from making certain payments. If we consummate the recapitalization transactions contemplated by the Recapitalization Agreement, the Subordinated Notes will no longer have these covenants. Our financial covenants are described in Note 5 of our notes to consolidated financial statements. At December 31, 2004, we were in compliance with all the financial covenants, as amended, required by our credit facilities. Based upon management's current projections, as a result of consummating the financing transaction, we expect to be in compliance with our amended debt covenants at least through December 31, 2005.

Claims and Litigation

During the fourth quarter of 2004, we recorded a reserve of $5.7 million related to the settlement terms of our litigation with Iroquois for less than the carrying value of the claims and receivables. In March 2005, we reached a settlement with Iroquois and collected $21.5 million. In conjunction with this settlement, we also reached agreement with several of our large subcontractors on this project to reduce the amounts owed to them by $1.5 million. After providing for payments of $16.7 million to subcontractors, we collected $4.8 million.

We intend to submit the Pemex claims related to interruptions due to adverse weather conditions to arbitration in Mexico in accordance with the Rules of Arbitration of the International Chamber of Commerce during the second quarter of 2005.

We have filed suit against Williams in the 295th Judicial District of the District Court for Harris County, Texas for breach of contract and wrongful withholding of amounts due to us for services provided under the contract and a claim related to Williams' portion of the insurance deductible under the Builder's Risk insurance policy for the contract. We have not been able to resolve our dispute with Williams through mediation, and the court has reset the trial for October 2005.

In August 2004, the underwriters on the policy for hull insurance purchased to cover physical damage to the *Gulf Horizon* during the tow to Israel filed an action for declaratory judgment in the English High Court seeking a declaration that the policy is void due to a misrepresentation of the risk. We initially filed suit in Harris County, Texas seeking recovery of the full amount of the policy, $28.0 million, plus sue and labor expenses, and damages for wrongful denial of the claim. Since then, the English High Court has ruled that it has exclusive jurisdiction over the matter, and our action in Texas has been dismissed without prejudice. We have now filed a counter claim against the underwriters for $31 million, and we expect a trial to be set for a date in late 2005.

See Item 3. "Legal Proceedings" of Part II. herein.

Off-Balance Sheet Arrangements

We do not have any significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Capital Expenditures

We have fixed debt service and lease payment obligations under notes payable and operating leases for which we have material contractual cash obligations. Interest rates on our debt vary from the one-month commercial paper rate plus 2.45% to 18%, and our average interest rate at December 31, 2004, including amortization of the debt discount on our Subordinated Notes, was 14.7%. The following table summarizes our long-term material contractual cash obligations (in thousands):

	2005	2006	2007	2008	2009	Thereafter	Total
Principal and interest payments on debt	$46,449	$54,294	$169,741	$5,792	$5,574	$19,699	$301,549
Operating leases	2,757	2,537	2,491	2,288	153	269	10,495
	$49,206	$56,831	$172,232	$8,080	$5,727	$19,968	$312,044

Planned capital expenditures for 2005 are estimated to range from approximately $10 million to $13 million and primarily related to vessel improvements and scheduled dry-docks. These expenditures will depend upon available funds, work awarded and future operating activity.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Our market risk exposures primarily include interest rate, exchange rate and equity price fluctuation on financial instruments as detailed below. Our market risk sensitive instruments are classified as "other than trading." The following sections address the significant market risks associated with our financial activities for the year ended December 31, 2004. Our exposure to market risk as discussed below includes "forward-looking statements" and represents estimates of possible changes in fair values, future earnings or cash flows that would occur assuming hypothetical future movements in interest rates, foreign currency exchange rates or changes in our common stock price.

As of December 31, 2004, the carrying value of our debt, including $0.2 million of accrued interest, was approximately $212.8 million. The fair value of this debt approximates the carrying value because the interest rates on a portion of our debt are based on floating rates identified by reference to market rates. We have $77.6 million of Subordinated Notes at a fixed 16% interest rate and $31.6 million of Subordinated Notes at a fixed 18% interest rate, excluding debt discount. A hypothetical 1% increase in the applicable interest rates as of December 31, 2004 would increase annual interest expense by approximately $1.2 million.

We collect revenues and pay local expenses in foreign currency. We manage foreign currency risk by attempting to contract as much foreign revenue as possible in U.S. dollars. Approximately 90% of revenues from foreign contracts are denominated in U.S. dollars. We monitor the exchange rate of our foreign currencies in order to mitigate the risk from foreign currency fluctuations. We receive payment in foreign currency equivalent to the U.S. dollars billed, which is converted to U.S. dollars that day or the following day. We recognized an $85,000 net foreign currency gain due to activity in foreign areas denominated in local currency and an increase of the U.S. dollar compared to these local currencies for the year ended December 31, 2004. Additional exposure could occur if we perform more contracts internationally.

On November 4, 2004, we issued 1,400 shares of Series A Preferred Stock that are mandatorily redeemable by us in six years from the date of issuance. The Series A Preferred Stock is redeemable in cash for an amount by which the current market price of 14% of the outstanding shares of our common stock on a fully diluted basis exceeds $1.925 million. As of December 31, 2004, we recognized a $1.6 million decrease in the redemption value. The redemption value at December 31, 2004 was $0.4 million. The 1,400 shares of Series A Preferred Stock will be canceled and retired if we consummate the recapitalization transactions contemplated by the Recapitalization Agreement.

The level of construction services required by a customer depends on the size of its capital expenditure budget for construction for the year. Consequently, customers that account for a significant portion of contract revenues in one year may represent an immaterial portion of contract revenues in subsequent years.

Item 8. *Financial Statements and Supplementary Data*

Our consolidated financial statements appear on pages 64 through 108 in this report and are incorporated herein by reference. See Index to consolidated financial statements on page 59.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

On June 11, 2004, PricewaterhouseCoopers LLP (PWC) resigned as our independent registered public accounting firm. There were no disagreements between Horizon and PWC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. On July 11, 2004, upon the recommendation of the audit committee of our board of directors, we selected Grant Thornton LLP (Grant Thornton) to serve as our independent registered public accounting firm for 2004. During the fiscal year ended December 31, 2003 and the subsequent interim period preceding this selection, neither we nor anyone on our behalf consulted Grant Thornton regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, nor did Grant Thornton provide to us a written report or oral advice regarding such principles or audit opinion; or (2) any matter that was either the subject of a disagreement or a reportable event.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934 (the Exchange Act), our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) at the time of the original filing on March 31, 2005 of our 2004 Form 10-K. Based on that evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by that annual report.

We have restated our consolidated balance sheet, statement of operations, statement of stockholders' equity and statement of cash flows for year ended December 31, 2004 presented in this Form 10-K/A as a result of a normal periodic review of our financial reports by the Staff of the SEC and follow-up discussions with the Staff. In our 2004 Form 10-K, we recorded insurance recoveries on a policy of mortgagee's interest insurance expected to be realized for the fire sustained on the *Gulf Horizon* as a long-term asset under the caption "Insurance Receivable." Based upon our evaluation and response to the Staff's comments, we restated our 2004 consolidated financial statements to record an additional loss in the quarter ended September 30, 2004 related to the expected benefit, if any, from the indirect cash flows under the mortgagee's interest insurance policy for the *Gulf Horizon* and the recognition of this benefit as a long-term asset. Please refer to

Note 1 in the accompanying notes to consolidated financial statements for additional information. Management and the Audit Committee of our Board of Directors, in consultation with our independent registered public accounting firm, believed that it was proper to record this economic benefit from the expected insurance recoveries that are probable of realization as an asset. The accounting literature we followed for our basis of accounting for this transaction was SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", SFAS No. 5, "Accounting for Contingencies" and on the conceptual framework of accounting for the definition of an asset as an economic benefit to the company.

We concluded that recording the insurance recovery as a long-term asset has the accounting effect of derecognizing a liability, because the insurance proceeds from the mortgagee's interest insurance policy would be paid directly to one of our lenders, as named beneficiary on the policy, and then used to reduce our existing debt that the *Gulf Horizon* secures and the claim has not been filed. Our debt obligation was reflected as a liability on our balance sheet at December 31, 2004. Unless we had documentation from our lender relieving us of our status as the primary obligor on the debt, the recognition of the asset under the circumstances is contrary to the guidance in SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — A Replacement of FASB Statement 125."

On August 4, 2005, our management and Audit Committee concluded, in consultation with our independent registered public accounting firm, to restate the previously issued financial statements to correct the accounting for the insurance recoveries, if any, expected for the *Gulf Horizon.*

Also, we have restated our earnings (loss) per share — basic and diluted for 2004 to include 5,283,300 shares of common stock issuable in connection with warrants issued on March 11, 2004 to holders of our 16% Subordinated Notes, each with a remaining exercise price of $0.01, in the calculation of weighted average shares used in computing earnings (loss) per share. The 5,283,300 warrants are considered outstanding common shares for computing earnings (loss) per share — basic and diluted at March 11, 2004 in accordance with SFAS No. 128, "Earnings Per Share" because these shares were issuable for little cash consideration and there was no contingency for the issuance of these shares.

As a result of the restatement of our consolidated balance sheet as of December 31, 2004 (including the interim periods therein) and the related statement of operations, stockholders' equity and cash flows for year ended December 31, 2004, our management, including our principal executive officer and principal financial officer, re-evaluated its assessment of the effectiveness of internal control over financial reporting as of December 31, 2004. Based on that re-evaluation, our management concluded that our internal control over financial reporting was effective at December 31, 2004. In concluding that our disclosure controls and procedures were effective as of December 31, 2004, management considered, among other things, the circumstances that resulted in the restatement of our previously issued financial statements and the materiality of the restatement adjustments on the consolidated financial statements. Our management's assessment of our internal control over financial reporting as of December 31, 2004 was audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Our internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements.

Management's Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The information required to be furnished under this heading is set forth under the captions "Management's Report on Internal Control over Financial Reporting" on page 60 and "Report of Independent Registered Public Accounting Firm" on Internal Control over Financial Reporting on page 62.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d) of the Exchange Act, our management, including our principal executive officer and principal financial officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the fourth fiscal quarter covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there have not been any changes in internal control over financial reporting during the fourth quarter.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The following table sets forth, as of April 22, 2005, information about our directors:

Name	Age	Position	Director Since	Term Expires
John T. Mills	57	Chairman of the Board	2002	2005
J. Louis Frank	68	Chairman, Emeritus	2001	2007
Michael R. Latina	32	Director	2000	2005
Harry L. Max, Jr.	68	Director	2004	2005
Charles O. Buckner	60	Director	2003	2006
Edward L. Moses, Jr.	68	Director	1998	2006
Ken R. LeSuer	69	Director	2003	2007
Raymond L. Steele	69	Director	2004	2007

John T. Mills has served as our Chairman of the Board since September 2004. Mr. Mills served as Chief Financial Officer of Marathon Oil Corporation from January 2002 until his retirement in December 2003. From September 1998 until December 2001, Mr. Mills served as Senior Vice President of Finance and Administration of Marathon Oil Corporation. Prior to joining Marathon Oil Corporation, Mr. Mills served as Vice President of Taxes of USX Corporation.

J. Louis Frank served as our Chairman of the Board from June 2002 until September 2004 and currently serves as Chairman, Emeritus of our board of directors. Mr. Frank served as Executive Vice President of Marathon Oil Corporation from January 2001 to June 2001 and held the same position from 1995 to 1998. He served as President of Marathon Ashland Petroleum LLC from 1998 to 2000.

Michael R. Latina has been an independent consultant to the oil and gas industry since July 2001. Previously, he was employed as a portfolio manager of oil and gas investments for Stonington Management Corporation, an affiliate of Elliott Associates, L.P. and Elliott International, L.P., from January 1998 to July 2001. Mr. Latina was employed as an analyst for Stonington Management Corporation from February 1996 to December 1997 and as an investment banker in the Media and Entertainment Group of Bear, Stearns & Co., Inc. from August 1994 to February 1996.

Harry L. Max, Jr. has served as the President of Big Wells Energy Corporation and HMX Investments, Inc. since 1987, each of which are companies owned by him that own and operate oil and gas properties in Texas and Oklahoma. Mr. Max has over 45 years of experience in the oil and gas exploration and production industry.

Charles O. Buckner retired from Ernst & Young LLP in 2002 after 35 years of service in a variety of direct client services and administrative roles, including chairmanship of Ernst & Young's United States energy practice. Mr. Buckner is a member of the board of directors and chairman of the audit committee of Whittier Energy Corporation.

Edward L. Moses, Jr. has managed his personal investments since April 2001. Previously, Mr. Moses served as President and Chief Executive Officer of Prime Natural Resources, Inc. from January 1998 until April 2001. Mr. Moses served as Senior Vice President — Engineering and Production of DeepTech International Inc. from 1992 until January 1998 and as a managing director of Deepwater Production Systems, Inc. from August 1993 to January 1998.

Ken R. LeSuer retired in January 1999 as Vice Chairman of Halliburton Company where he was employed for over 40 years. He served as President and Chief Executive Officer of Halliburton Energy Group, Vice President of International Operations, and president of three other operating units.

Raymond L. Steele retired in September 1993 as Executive Vice President of Paceholder Associates, Inc. where he was employed since August 1990. Previously, he was Executive Advisor at the Nickert Group from 1989 to 1990 and Vice President, Trust Officer and Chief Investment Officer of the Provident Bank from 1984 to 1988. He is a member of the board of directors and chairman of the audit committee of Globix Corporation, a member of the board of directors and the audit committee of American BankNote Corporation, a member of the board of directors and chairman of the audit committee of Dynabazaar, Inc., and a member of the board of directors of Dan River Inc. Lloyd I. Miller, a holder of a portion of our outstanding 16% and 18% Subordinated Secured Notes due March 31, 2007 and the beneficial owner of more than 10% of our common stock, designated Mr. Steele for consideration by the nominating and governance committee of our board of directors, which recommended, and our board approved, the nomination of Mr. Steele as a director.

Listed below are the names, ages and offices held by our executive officers as of April 22, 2005. As disclosed in the Current Report on Form 8-K that we filed on April 27, 2005, effective on April 30, 2005, Richard A. Sebastiao will resign as our Chief Restructuring Officer and principal executive officer, and David W. Sharp will serve as our President and Chief Executive Officer and Ronald D. Mogel will replace Mr. Sharp as our Chief Financial Officer.

Name	Age	Offices Held
Richard A. Sebastiao	57	Chief Restructuring Officer
David W. Sharp	51	Executive Vice President and Chief Financial Officer
George G. Reuter	49	Executive Vice President and Chief Operating Officer
William B. Gibbens, III	56	Executive Vice President and General Counsel

Our executive officers are elected by our board of directors, subject to their rights under employment and management consulting agreements.

Richard A. Sebastiao was named Chief Restructuring Officer on August 30, 2004 and serves as our principal executive officer. Mr. Sebastiao has been the President of RAS Management Advisors, Inc., a turnaround and management consulting firm, since 1989. Mr. Sebastiao was named Chief Restructuring Officer pursuant to a management consulting agreement that we entered into with RAS Management Advisors, Inc.

David W. Sharp has served as Executive Vice President and our Chief Financial Officer since December 1997. From October 1996 to November 1997, Mr. Sharp was Vice President — Finance. He held various accounting and finance positions from January 1995 to October 1996 with J. Ray McDermott, S.A., and with OPI International, Inc. from November 1990 to January 1995.

George G. Reuter has served as Executive Vice President and our Chief Operating Officer since December 2004. From July 2003 to December 2004, Mr. Reuter served as Senior Vice President and Group Executive, Projects and Proposals. From November 2000 to July 2003, Mr. Reuter held the positions of Vice President Sales and Marketing and Vice President — North America. Prior to joining Horizon, he held various positions with J. Ray McDermott, S. A. from 1978 to 2000 in operations, estimating and project management with experience in the North Sea, Middle East, Southeast Asia, West Africa and the U.S. Gulf of Mexico.

William B. Gibbens, III has served as Executive Vice President and our General Counsel since July 2003. From August 1999 to June 2003, he was a Vice President and our General Counsel. Prior to being employed by us, Mr. Gibbens was a partner in private practice with various law firms from March 1983 to July 1999 where his practice focused on the offshore energy industry.

Audit Committee and Audit Committee Financial Experts

Our board of directors has established a separately-designated standing audit committee for the purpose of overseeing our accounting and financial reporting processes and the audits of our financial statements. Messrs. Mills, Buckner, LeSuer and Steele are the members of the audit committee. Our board has determined that Messrs. Mills, Buckner and Steele qualify as audit committee financial experts. All members of the audit committee have been determined to be independent directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% beneficial owners to file with the Securities and Exchange Commission reports of ownership and changes in ownership of our equity securities. During 2004, J. Louis Frank, our former Chairman of the Board, failed to timely file a Form 4 to report the acquisition by him of an option to purchase 20,000 shares of our common stock because of a clerical oversight.

Code of Ethics and Business Conduct

We have adopted a code of ethics and business conduct that applies to all our directors, officers, employees and representatives. This code is publicly available on our website at http://www.horizonoffshore.com/invest/irhome.asp. Amendments to the code of ethics and business conduct and any grant of a waiver from a provision of the code requiring disclosure under applicable Securities and Exchange Commission rules will be disclosed on our website. These materials may also be requested in print, without charge, by writing to our Investor Relations department at Horizon Offshore, Inc., 2500 CityWest Boulevard, Suite 2200, Houston, Texas, 77042.

Item 11. *Executive Compensation*

Compensation

The following table sets forth information about the compensation we paid to or accrued for our Chief Executive Officer and to each of our other executive officers who were serving as executive officers at the end of fiscal year ended December 31, 2004 for services rendered during that fiscal year:

Summary Compensation Table

		Annual Compensation			Long Term Compensation — Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Restricted Stock Awards ($)	Securities Underlying Options/SAR's (#)	LTIP Payouts ($)	All Other Compensation ($)(2)
Bill J. Lam	2004	$463,000	$ —	$ 61,121(4)	—	—	—	$1,957,505(5)
Former President and	2003	441,000	110,250	67,734(4)	—	60,000	—	10,231
Chief Executive Officer(3)	2002	420,000	105,000	66,554(4)	—	150,000	—	10,667
Richard A. Sebastiao	2004	$ —	$ —	$547,047(7)	—	—	—	$ —
Chief Restructuring Officer(6)	2003	—	—	—	—	—	—	—
	2002	—	—	—	—	—	—	—
David W. Sharp	2004	$256,000	$ 50,000	$ —	—	—	—	$ 10,027
Executive Vice President and	2003	228,000	—	—	—	35,000	—	8,780
Chief Financial Officer	2002	200,000	—	27,543(8)	—	29,000	—	8,625
George G. Reuter	2004	$236,333	$ 50,000	$ —	—	—	—	$ 5,582
Executive Vice President and	2003	191,500	—	—	—	17,500	—	5,070
Chief Operating Officer(9)	2002	152,500	—	—	—	7,500	—	4,672
William B. Gibbens, III	2004	$256,000	$ 50,000	$ —	—	—	—	$ 4,172
Executive Vice President and	2003	240,500	—	—	—	30,000	—	3,370
General Counsel(10)	2002	210,417	—	—	—	33,000	—	2,783

(1) For years in which no amounts are disclosed in this column, perquisites and other personal benefits paid to such executive officer in that year did not exceed the lesser of $50,000 or 10% of such executive officer's salary and bonus for that year.

(2) Comprised of (i) matching contributions to our 401(k) Plan and (ii) premiums that we paid on term life insurance policies that we maintain for these executive officers for which we are not the named beneficiary, in each case as follows:

Name	Year	401(k) Plan Contributions	Life Insurance Premiums
Mr. Lam	2004	$6,500	$7,458
	2003	6,000	4,231
	2002	5,450	5,217
Mr. Sharp	2004	$3,900	$6,127
	2003	3,600	5,180
	2002	3,300	5,325
Mr. Reuter	2004	$4,875	$ 707
	2003	4,500	570
	2002	4,125	547
Mr. Gibbens	2004	$2,600	$1,572
	2003	2,400	970
	2002	2,200	583

(3) Mr. Lam served as our Chief Executive Officer until August 30, 2004 and resigned as President on December 15, 2004.

(4) Of this aggregate amount, $28,800 is attributable to an annual automobile allowance and $25,000 is attributable to an annual financial planning allowance.

(5) On December 15, 2004, we permitted Mr. Lam to exercise his right to terminate his employment in accordance with his amended employment contract. Subject to the terms and conditions of his amended employment agreement, Mr. Lam is entitled to receive deferred payments of the severance benefits due under his amended employment agreement in the amount of approximately $1.9 million, of which $50,000 was paid in 2004.

(6) Mr. Sebastiao has served as our Chief Restructuring Officer and principal executive officer since August 30, 2004 pursuant to a management consulting agreement that we entered into with RAS Management Advisors, Inc., of which Mr. Sebastiao is President.

(7) This amount represents payments to RAS Management Advisors, Inc., pursuant to the management consulting agreement that we entered into with it for services performed by Mr. Sebastiao as our Chief Restructuring Officer and principal executive officer and other agents of RAS Management Advisors, Inc.

(8) Of this aggregate amount, $21,000 is attributable to an annual automobile allowance.

(9) Mr. Reuter became an executive officer on December 15, 2004.

(10) Mr. Gibbens became an executive officer on July 1, 2003.

Aggregate Options

The following table shows all outstanding stock options held by each of our executive officers as of December 31, 2004. None of these stock options was in-the-money as of December 31, 2004. None of our executive officers exercised stock options in 2004.

Options at December 31, 2004

Name	Number of Securities Underlying Unexercised Options/SARs at December 31, 2004 (#) Exercisable/ Unexercisable
Bill J. Lam	360,000/ —
Richard A. Sebastiao	—/ —
David W. Sharp	144,666/23,334
George G. Reuter	43,333/11,667
William B. Gibbens, III	68,000/20,000

Director Compensation

In 2004, each member of our board of directors who was not one of our employees received an annual retainer of $30,000 plus $5,000 for serving on a committee of the board. The chairman of each of our standing board committees received an additional $5,000 per year for his service. We reimburse all directors for reasonable out of pocket expenses incurred in attending board and committee meetings, and each board member receives $1,500 for each board meeting attended.

Under our Amended and Restated 2002 Stock Incentive Plan (the Plan), each person who becomes a non-employee director also receives options to buy 10,000 shares of common stock at an exercise price equal to the fair market value of our common stock on the date such person becomes a director. In addition, in each year during which a sufficient number of shares are available under the Plan, on the day following each annual meeting of stockholders, each non-employee director receives options to purchase 10,000 shares of common stock at an exercise price equal to the fair market value of our common stock on such date. Each stock option will become fully exercisable on the first anniversary of its grant and will expire ten years from the date of grant, unless the non-employee director ceases to be a director. In that case, the former director must exercise all options that are exercisable at the time of termination within one year from the date of termination of board service, provided, however, that if he or she left the board as a result of retirement (at age 65 or later or having completed five or more years of service on the board), he or she must exercise all stock options within ten years from the date of termination of board service. Notwithstanding these provisions, however, no stock options may be exercised later than ten years after the date of grant.

Executive Employment Agreements

We have entered into employment agreements with all of our current executive officers, except for RAS Management Advisors, Inc. with which we entered into a management consulting agreement pursuant to which Richard A. Sebastiao serves as our Chief Restructuring Officer and principal executive officer. All such contracts contain agreements of the executive officers to refrain from using or disclosing confidential information. Each agreement with our executive officers, except for RAS Management Advisors, Inc., contains an agreement of the executive officer to refrain from competing with us in specified geographic areas during the officer's employment and for one year after the termination of such officer's employment. We may terminate each of the executive officer's employment at any time for cause or for breach of the employment agreement.

On June 1, 2001, we entered into an employment agreement with Bill J. Lam, our former President and Chief Executive Officer, that provided for an initial term of employment expiring on May 31, 2004. His employment term automatically extended for an additional year each May 31, unless on or before the preceding May 15, he provided us with written notice of his intent not to extend the term. On September 14, 2004, we amended Mr. Lam's employment agreement in connection with the engagement of RAS Management Advisors, Inc. for Richard A. Sebastiao to serve as our Chief Restructuring Officer and principal executive officer. Mr. Lam agreed to serve as our President and not immediately exercise his right to terminate his employment for at least 120 days following the date of engagement of RAS Management Advisors, Inc. We, however, were permitted to terminate his employment at any time after 30 days of the engagement of RAS Management Advisors, Inc. We agreed to pay Mr. Lam additional severance benefits for agreeing not to terminate his employment with the Company immediately and defer payment of a portion of the severance benefits due under his employment agreement. On December 15, 2004, we permitted Mr. Lam to exercise his right to terminate his employment with the Company in accordance with his employment contract within the 120 day period described above. As a result of the termination of his employment, Mr. Lam is entitled to receive deferred payments of the severance benefits due under his amended employment agreement in the amount of approximately $1.9 million. The amended employment agreement requires us to pay monthly installments of $100,000 commencing on the date of termination and until the severance amount is paid in full. However, upon consummation of a consensual exchange of all or a portion of our 16% and 18% Subordinated Secured Notes into our common stock prior to such time, we are required to pay the remaining balance within 90 days from the date of the consummation of the exchange transaction.

On April 1, 2001 we entered into an employment agreement with Mr. Sharp that we amended on July 1, 2003 to provide for a term of employment expiring on July 1, 2006 and an annual base salary of $256,000. If Mr. Sharp terminates the agreement after a public announcement of certain defined change in control events, he is entitled to: (i) a lump sum payment equal to two times his annual base salary at the time of termination; (ii) a lump sum payment equal to the difference between the option exercise price of any unvested options held by him and the market value of our common stock on the date of termination; and (iii) continued participation in benefits plans and continued receipt of any perquisites he is receiving on the date of termination for a period of two years. In the event payments or benefits to Mr. Sharp are subject to excise tax imposed by Section 4999 of the Internal Revenue Code, we will pay to Mr. Sharp an additional amount so that the net amount retained by him after deduction of any excise tax, together with any interest or penalties, shall be equal to the value of such payments or benefits.

On July 1, 2003, we entered into an employment agreement with Mr. Reuter that provides for a term of employment expiring on July 1, 2006 and an annual base salary of $218,000. If Mr. Reuter terminates the agreement after a public announcement of certain defined change in control events, he is entitled to: (i) a lump sum payment equal to two times his annual base salary at the time of termination; (ii) a lump sum payment equal to the difference between the option exercise price of any unvested options held by him and the market value of our common stock on the date of termination; and (iii) continued participation in benefits plans and continued receipt of any perquisites he is receiving on the date of termination for a period of two years. In the event payments or benefits to Mr. Reuter are subject to excise tax imposed by Section 4999 of the Internal Revenue Code, we will pay to Mr. Reuter an additional amount so that the net amount retained by him after deduction of any excise tax, together with any interest or penalties, shall be equal to the value of such payments or benefits. On December 15, 2004, Mr. Reuter was named as Executive Vice President and Chief Operating Officer, and his annual base salary was increased to $275,000.

On July 1, 2003, we entered into an employment agreement with Mr. Gibbens that provides for a term of employment expiring on July 1, 2006 and an annual base salary of $256,000. If Mr. Gibbens terminates the agreement after a public announcement of certain defined change in control events, he is entitled to: (i) a lump sum payment equal to two times his annual base salary at the time of termination; (ii) a lump sum payment equal to the difference between the option exercise price of any unvested options held by him and the market value of our common stock on the date of termination; and (iii) continued participation in benefits plans and continued receipt of any perquisites he is receiving on the date of termination for a period of two years. In the event payments or benefits to Mr. Gibbens are subject to excise tax imposed by Section 4999 of the Internal Revenue Code, we will pay to Mr. Gibbens an additional amount so that the net amount retained by him after deduction of any excise tax, together with any interest or penalties, shall be equal to the value of such payments or benefits.

On August 27, 2004, we entered into a management consulting agreement with RAS Management Advisors, Inc. pursuant to which Richard A. Sebastiao, President of RAS Management Advisors, Inc., serves as our Chief Restructuring Officer and principal executive officer on behalf of RAS Management Advisors, Inc. During 2004, we paid $547,047 to RAS Management Advisors, Inc. for services provided under this agreement.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee are Messrs. Mills, LeSuer and Buckner. No member of the compensation committee of our board of directors served as an officer or employee of our company or any of our subsidiaries prior to or while serving on the compensation committee. In 2004, none of our executive officers served as a director or member of the compensation committee of another entity, any of whose executive officers served on our board of directors or on our compensation committee.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Equity Compensation Plan

See Item 5. for our equity compensation plan information.

Common Stock Ownership of Principal Stockholders

The following table provides you with information, as of April 22, 2005, regarding beneficial ownership of our common stock of each stockholder that we know to be the beneficial owner of more than 5% of our outstanding common stock, determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Unless otherwise indicated, all information set forth in the following table is based on the most recent information filed by such stockholder with the Securities and Exchange Commission and the shares are held with sole voting and investment power. As of April 22, 2005, we had 32,323,124 shares of common stock outstanding.

Name and Address of Beneficial Owner	No. of Shares	Percent of Class
Dimensional Fund Advisors Inc.(1) 1299 Ocean Avenue 11th Floor Santa Monica, CA 90401	1,768,061	5.5%
Falcon Mezzanine Investments, LLC(2) 60 Kendrick Street Needham, MA 02494	7,280,339.63(3)	7.9%(4)
B. Riley & Co., Inc.(5) 11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90024	5,801,115.12(3)	6.3%(4)
Elliott Associates, L.P.(6) 712 Fifth Avenue 36th Floor New York, NY 10019	23,943,774.1(3)	25.9%(4)
Lloyd I. Miller, III(7) 4550 Gordon Drive Naples, Fl 34102	12,746,961(3)	13.8%(4)

(1) In its Schedule 13G/A, Dimensional Fund Advisors Inc. reported it has sole voting power and disclaims beneficial ownership with respect to all reported shares.

(2) In its Schedule 13D, Falcon Mezzanine Investments, LLC reported it has shared voting and dispositive power with respect to all reported shares with Falcon Mezzanine Partners, LP, of which Falcon Mezzanine Investments, LLC is the general partner, and Falcon Investment Advisors, LLC, which manages Falcon Mezzanine Partners, LP. Falcon Mezzanine Investments, LLC is a wholly-owned subsidiary of Falcon Partners Holdings, LLC, which is controlled by Mr. Sandeep D. Alva.

(3) The beneficial owner has the right to acquire these shares within 60 days pursuant to the recapitalization letter agreement, dated as of March 31, 2005, that we entered into with all of the holders of our 16% and 18% Subordinated Secured Notes and Series A Redeemable Participating Preferred Stock (Series A Preferred Stock). Pursuant to this recapitalization letter agreement, we agreed to issue these shares of common stock to the beneficial owner in exchange for a portion of the holder's 16% and 18% Subordinated Secured Notes and shares of the Series A Preferred Stock and additional consideration described in the recapitalization letter agreement. We expect to complete this exchange transaction in May 2005.

(4) This percentage is calculated assuming that the 60,000,000 shares of our common stock that we are required to issue pursuant to the recapitalization letter agreement are outstanding as required by Rule 13d-3 under the Securities Exchange Act of 1934.

(5) In its Schedule 13D, B. Riley & Co., Inc. reported it has shared voting and dispositive power with respect to 5,771,271.54 of these shares with SACC Partners, LP, B. Riley & Co. Retirement Trust, Riley Investment Management LLC and Bryant R. Riley and Carleen Riley and that Richard Riley has sole voting and dispositive power with respect to 29,843.58 of these shares. Bryant R. Riley is the manager and sole owner of Riley Investment Management LLC, which is the investment advisor to and general partner of SACC Partners, LP.

(6) In its Schedule 13D, Elliott Associates, L.P. reported it has sole voting and dispositive power with respect to 14,301,771.9 of these shares and shared voting and dispositive power with respect to 9,636,002.2 of these shares with Elliott International, L.P. and Elliott International Capital Advisors, Inc. Paul E. Singer and an entity controlled by him are the general partners of Elliott Associates, L.P., and an entity controlled by Mr. Singer is the general partner of Elliott International, L.P.

(7) In his Schedule 13G, Lloyd I. Miller, III reported he has sole voting power with respect to 10,748,813 of these shares as an individual, a manager of a limited liability company that is the general partner of certain limited partnerships, the trustee to a grantor retained annuity trust, the trustee to certain generation skipping trusts and the custodian to an account set up under the Florida Uniform Gift to Minors Act; shared voting power with respect to 1,998,148 of these shares as an investment advisor to the trustee of a certain family trust; sole dispositive power with respect to 10,649,127 of these shares as an individual, a manager of a limited liability company that is the general partner of certain limited partnerships, the trustee to certain generation skipping trusts and the custodian to an account set up under the Florida Uniform Gift to Minors Act; and shared dispositive power with respect to 2,097,834 of these shares as an investment advisor to the trustee of a certain family trust and the trustee to a grantor retained annuity trust.

Common Stock Ownership of Management

The following table provides you with information, as of April 22, 2005 regarding beneficial ownership of our common stock of each of our directors and named executive officers and all of our directors and current executive officers as a group. All information set forth in the following table is based on the most recent information filed by such officer or director with the Securities and Exchange Commission. All shares are held with sole voting and investment power.

Name of Beneficial Owner(1)	No. of Shares(2)	No. of Shares Acquirable Through Stock Options	Percent of Class
Bill J. Lam (former executive)	—	360,000	1.1%
Richard A. Sebastiao	—	—	*
David W. Sharp	10,000	156,332	*
George G. Reuter	—	46,666	*
William B. Gibbens, III	3,000	78,000	*
John T. Mills	55,000	10,000	*
J. Louis Frank	35,000	49,998	*
Michael R. Latina	—	25,000	*
Harry L. Max, Jr.	—	10,000	*
Charles O. Buckner	—	10,000	*

Name of Beneficial Owner(1)	No. of Shares(2)	No. of Shares Acquirable Through Stock Options	Percent of Class
Edward L. Moses, Jr.	—	85,000	*
Ken R. LeSuer	10,000	15,000	*
Raymond L. Steele	—	—	*
All current executive officers and directors as a group (12 persons)	113,000	485,996	1.9%

* Less than 1%

(1) The address for the directors and executive officers is 2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042.

(2) Excludes shares subject to options that will be exercisable by June 21, 2005, which shares are set forth separately in the next column.

Change of Control

On March 31, 2005, we entered into a recapitalization letter agreement with the holders of all of our 16% and 18% Subordinated Secured Notes pursuant to which these holders agreed to exchange approximately $85 million aggregate principal amount of 16% and 18% Subordinated Secured Notes and all of the outstanding shares of our Series A Preferred Stock for 1,000,000 shares of Series B Mandatorily Convertible Redeemable Preferred Stock (Series B Preferred Stock) and 60,000,000 shares of our common stock which will give these entities 95% of the common stock ownership of the company. We expect to complete this exchange transaction in May 2005, which will result in a change of control of our company.

Item 13. *Certain Relationships and Related Transactions*

In August 1998, we entered into a master services agreement with Odyssea Marine, Inc. (Odyssea), an entity wholly-owned by Elliott Associates, L.P. and Elliott International, L.P. (the Elliott Companies) to charter certain marine vessels from Odyssea. During the 2004 fiscal year, Odyssea billed us $10.3 million and we paid Odyssea $7.9 million for services rendered under the agreement. As of December 31, 2004, we owed Odyssea $3.5 million for services rendered.

During 2004, we paid Odyssea approximately $8.1 million for materials it purchased on our behalf for use on a project with Pemex offshore Mexico, which Odyssea made approximately $400,000 profit on this transaction.

In June 2003, we secured a $15.0 million term loan due June 30, 2004 from Elliott Associates, L.P. All amounts of principal and interest under this loan were repaid in March 2004 with a portion of the proceeds received from our issuance of the 16% Subordinated Secured Notes. During 2004, we issued 16% Subordinated Secured Notes and 18% Subordinated Secured Notes in a series of private placements. In these private placements, we issued 16% Subordinated Secured Notes and 18% Subordinated Secured Notes to the Elliott Companies, B. Riley & Co., Inc. and its affiliates, Falcon Mezzanine Investments, LLC and its affiliates and Lloyd I. Miller and his affiliates, each of which are 5% beneficial owners of our common stock, as follows (in millions):

			Amount Purchased by			
Date	Notes	Total Amount Issued	Elliott Companies	B. Riley & Co., Inc. and Affiliates	Falcon Mezzanine Investments, LLC and Affiliates	Lloyd I. Miller and Affiliates
March 11, 2004	16% Subordinated Notes	$ 65.4	$15.0	$5.25	$17.85	$10.5
May 27, 2004	16% Subordinated Notes	$ 3.4	$ 0.8	$ 0.3	$ 1.0	$ 0.6
May 27, 2004	18% Subordinated Notes	$18.75	$ 5.3	$ 2.3	$ 4.7	$ 4.8
September 17, 2004	18% Subordinated Notes	$ 5.3	$ 1.6	$ 0.7	$ 1.4	$ 1.4
November 4, 2004 ..	18% Subordinated Notes	$9.625	$ 3.3	$ 1.4	$ 1.9	$ 3.0

In March 2004, we paid B. Riley & Co., Inc. an aggregate of $688,500 in placement agency fees in connection with the private placement of the 16% Subordinated Secured Notes.

On December 4, 1997, we entered into a registration rights agreement with the Elliott Companies pursuant to which they had limited rights to require us to register under the Securities Act of 1933 (the Securities Act) shares of our common stock owned by them. We amended this registration rights agreement in connection with the March 2004 private placement of our $65.4 million aggregate principal amount of 16% Subordinated Secured Notes and warrants to purchase shares of our common stock (the Warrants) to permit us to enter into a registration rights agreement with the purchasers of the Warrants. Under this registration rights agreement with the Warrant purchasers, the purchasers of the Warrants required us to file a registration statement under the Securities Act registering all of the common stock issuable to them upon exercise of their Warrants for resale. In addition, the Elliott Companies requested that we register all of the shares of our common stock held by them for resale. As a result, on April 8, 2004, we filed a registration statement under the Securities Act registering all of the shares of common stock held by the Elliott

Companies and shares of common stock issuable upon exercise of the Warrants. Since that time, all of these shares of common stock have been sold pursuant to the registration statement.

On May 31, 2002, we entered into an employment agreement with J. Louis Frank, our prior Chairman of the Board and current Chairman, Emeritus, which has a term expiring on May 31, 2005 that will automatically extend for an additional year unless Mr. Frank notifies us by May 15 of his intent not to extend such term. The term shall not extend beyond May 31, 2006, unless otherwise agreed to in writing by both Mr. Frank and us. On September 3, 2004, in connection with Mr. Frank's resignation as Chairman of the Board, we amended his employment agreement to accommodate him serving as Chairman, Emeritus. Mr. Frank will continue to serve on our board of directors with a term expiring in 2007. The agreement provides for an annual base salary of $200,000. In addition, upon execution of the agreement, Mr. Frank received an option, which vests annually in three equal increments, to purchase 20,000 shares of our common stock, and each year during the term of his employment agreement receives an additional option, which vests annually in three equal installments, to purchase 20,000 shares of our common stock. The agreement also provides Mr. Frank with an annual bonus to be determined by our board of directors of not less than 20% of his annual base salary and an annual automobile allowance of $24,000.

On November 8, 2004, we amended our consulting agreement with Edward L. Moses, Jr., one of our directors, to serve as a liaison with the senior management of Pemex on the collection of our contractual claims against Pemex. We paid Mr. Moses an aggregate of $355,000 under his consulting agreement, which has expired. Mr. Moses continues to serve on our board of directors.

Item 14. ***Principal Accountant Fees and Services***

PricewaterhouseCoopers LLP (PwC) was engaged as our independent accountants for the fiscal year ending December 31, 2003. On June 11, 2004, PwC resigned as our independent registered public accounting firm. On July 14, 2004, we engaged Grant Thornton LLP (Grant Thornton) to serve as our independent registered public accounting firm for 2004. The following table lists the aggregate fees and costs billed by PwC and Grant Thornton to us for the 2003 and 2004 services identified below:

	Amount Billed	
	2003	2004
Audit Fees	$328,100(1)	$718,181(2)
Audit-Related Fees	—	74,000(3)
Tax Fees(4)	—	—
All Other Fees(4)	—	—
Total	$328,100	$792,181

(1) This amount is for fees billed by PwC for audit services in connection with its review of our interim financial statements during 2003 and our fiscal year 2003 year-end audit.

(2) Of this aggregate amount, $50,510 is attributable to fees billed by PwC for services in connection with its review of our interim financial statements for the first quarter of 2004. The balance of such amount is attributable to fees billed by Grant Thornton for audit services in connection with its review of our interim financial statements for the second and third quarters of fiscal year 2004 and the fiscal 2004 year-end audit.

(3) Of this aggregate amount, $50,000 is attributable to fees billed by PwC for services in connection with its review of our internal controls. The remaining amount of $24,000 is for fees billed by Grant Thornton for services in connection with their audit of our December 31, 2003 401(k) plan in 2004.

(4) For the fiscal years 2003 and 2004, PwC and Grant Thornton did not provide us with any tax services or other services.

Audit Committee Pre-Approval Policy

All of the services performed by the independent registered public accounting firms in 2004 were pre-approved by the audit committee of our board of directors. Any requests for audit, audit-related, tax and other services must be submitted to the audit committee for specific pre-approval. Normally, pre-approval is considered at regularly scheduled meetings.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) The following documents are filed as a part of this report:

(1) *Financial Statements*

Management's Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2004 and 2003

Consolidated Statements of Operations for the Years Ended December 31, 2004, 2003 and 2002

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002

Notes to Consolidated Financial Statements

(2) *Financial Statement Schedules* — None

Schedules have not been included because they are not applicable, immaterial or the information required has been included in the financial statements or notes thereto.

(3) *Exhibits*

See Index to Exhibits on page 111. The Company will furnish to any eligible stockholder, upon written request, a copy of any exhibit listed upon payment of a reasonable fee equal to our expenses in furnishing such exhibit.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, including our principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Our internal controls are designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States, as well as to safeguard assets from unauthorized use or disposition.

We conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. We did not identify any material weaknesses in our internal controls as a result of this evaluation. There are inherent limitations in the effectiveness of any system of internal controls over financial reporting; however, in our Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 31, 2005, we concluded that our internal controls over financial reporting were effective as of December 31, 2004.

As a result of the restatement of our consolidated balance sheet as of December 31, 2004 and the related statement of operations, stockholders' equity and cash flows for year ended December 31, 2004, we re-evaluated our assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2004. Based on that re-evaluation, our management concluded that our internal control over financial reporting was effective at December 31, 2004. In concluding that our disclosure controls and procedures were effective as of December 31, 2004, management considered, among other things, the circumstances that resulted in the restatement of our previously issued financial statements and the materiality of the restatement adjustments on the consolidated financial statements. Our management's assessment of our internal control over financial reporting as of December 31, 2004 was audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Our internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements.

/s/ DAVID W. SHARP

David W. Sharp
Principal Executive Officer

/s/ RONALD D. MOGEL

Ronald D. Mogel
Principal Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Horizon Offshore, Inc.:

We have audited the accompanying consolidated balance sheet of Horizon Offshore, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2004, and the related consolidated statement of operations, stockholders' equity and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Horizon Offshore, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2005 expressed an unqualified opinion thereon.

The Company completed a $70 million senior secured credit facility on March 31, 2005. See Note 16 for a discussion of this subsequent event and the Company's financing and liquidity position.

As discussed in paragraphs two through seven of Note 1 to the accompanying consolidated financial statements, the Company has restated its 2004 consolidated financial statements.

/s/ GRANT THORNTON LLP

Houston, Texas
March 31, 2005, except with respect to the matters discussed in paragraphs two through seven of Note 1, as to which the date is August 15, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Horizon Offshore, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Horizon Offshore, Inc. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Horizon Offshore, Inc. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Horizon Offshore, Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Horizon Offshore, Inc. as of December 31, 2004, and the related consolidated statement of operations, stockholders' equity and cash flows for the period ended December 31, 2004 and our report dated March 31, 2005 except with respect to the matters discussed in paragraphs two through seven of Note 1, as to which the date is August 15, 2005 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

Houston, Texas
March 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Horizon Offshore, Inc.:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2003 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2003 and 2002 present fairly, in all material respects, the financial position of Horizon Offshore, Inc. (a Delaware corporation), and subsidiaries at December 31, 2003 and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company received approximately $45 million in net proceeds from the issuance of Subordinated Notes on March 11, 2004. See Note 15 to the consolidated financial statements as originally presented and included in the Company's 2003 Form 10-K for a discussion of this subsequent event and the Company's financing and liquidity position.

/s/ PRICEWATERHOUSECOOPERS LLP

Houston, Texas
March 12, 2004

HORIZON OFFSHORE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	Restated 2004	2003
	(In thousands, except share data)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 37,975	$ 10,115
Accounts receivable —		
Contract receivables, net	82,126	101,153
Costs in excess of billings, net	24,058	34,697
Affiliated parties	3	170
Income tax refund receivable	78	200
Other current assets	5,079	2,616
Assets held for sale	8,632	—
Total current assets	157,951	148,951
PROPERTY AND EQUIPMENT, NET	198,804	239,411
RESTRICTED CASH	9,247	—
INVENTORY	1,415	8,250
OTHER ASSETS	26,860	12,929
	$ 394,277	$409,541
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 35,267	$ 31,271
Accrued liabilities	9,181	3,321
Accrued job costs	31,152	56,346
Billings in excess of costs	9,900	5,834
Current maturities of long-term debt	42,243	9,651
Related party debt	—	15,000
Current taxes payable	1,186	1,421
Total current liabilities	128,929	122,844
LONG-TERM DEBT, net of current maturities	81,379	146,886
SUBORDINATED NOTES, net of discount	88,968	—
OTHER LIABILITIES	1,311	—
PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION	416	—
Total liabilities	301,003	269,730
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $1 par value, 5,000,000 shares authorized, 1,400 and no mandatorily redeemable shares issued and outstanding, respectively	—	—
Common stock, $1 par value, 100,000,000 shares authorized, 32,583,882 and 27,290,582 shares issued, respectively	21,877	16,583
Subscriptions receivable	(42)	—
Additional paid-in capital	191,759	182,687
Accumulated deficit	(117,720)	(54,151)
Treasury stock, 396,458 and 809,269 shares, respectively	(2,600)	(5,308)
Total stockholders' equity	93,274	139,811
	$ 394,277	$409,541

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	Restated 2004	2003	2002
	(In thousands, except share and per share data)		
CONTRACT REVENUES	$ 254,209	$ 270,313	$ 283,410
COST OF CONTRACT REVENUES	226,391	263,812	253,016
Gross profit	27,818	6,501	30,394
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	30,687	21,749	21,845
RESERVE FOR CLAIMS AND RECEIVABLES	5,692	33,092	—
IMPAIRMENT OF PROPERTY, EQUIPMENT AND INTANGIBLES	22,361	21,332	9,852
IMPAIRMENT LOSS ON ASSETS HELD FOR SALE	3,268	—	—
Operating loss	(34,190)	(69,672)	(1,303)
OTHER:			
Interest expense, net of amount capitalized	(25,995)	(9,542)	(4,585)
Interest income	286	67	91
Loss on debt extinguishment	(1,719)	(868)	—
Other income (expense), net	152	(88)	(2,831)
NET LOSS BEFORE INCOME TAXES	(61,466)	(80,103)	(8,628)
INCOME TAX PROVISION (BENEFIT)	2,103	(7,599)	(3,079)
NET LOSS	$ (63,569)	$ (72,504)	$ (5,549)
EARNINGS (LOSS) PER SHARE — BASIC AND DILUTED:			
Net loss per share — basic and diluted	$ (2.06)	$ (2.74)	$ (0.22)
WEIGHTED AVERAGE SHARES USED IN COMPUTING EARNINGS PER SHARE:			
BASIC AND DILUTED	30,889,021	26,429,014	25,573,326

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Subscriptions Receivable	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
	(In thousands)							
BALANCE, DECEMBER 31, 2001	24,244	$13,537	$ —	$154,636	$ 23,902	974	$(6,385)	$185,690
Issuance of common stock, net of offering costs	3,000	3,000	—	27,844	—	—	—	30,844
Stock options exercised	46	46	—	238	—	—	—	284
401(k) contributions in company stock	—	—	—	4	—	(62)	402	406
Net loss	—	—	—	—	(5,549)	—	—	(5,549)
BALANCE, DECEMBER 31, 2002	27,290	16,583	—	182,722	18,353	912	(5,983)	211,675
401(k) contributions in company stock	—	—	—	(247)	—	(103)	675	428
Stock compensation expense	—	—	—	212	—	—	—	212
Net loss	—	—	—	—	(72,504)	—	—	(72,504)
BALANCE, DECEMBER 31, 2003	27,290	16,583	—	182,687	(54,151)	809	(5,308)	139,811
401(k) contributions in company stock	—	—	—	(2,290)	—	(413)	2,708	418
Issuance of warrants, net of offering costs	—	—	—	16,593	—	—	—	16,593
Warrants exercised	5,294	5,294	(42)	(5,231)	—	—	—	21
Restated net loss	—	—	—	—	(63,569)	—	—	(63,569)
RESTATED BALANCE, DECEMBER 31, 2004	32,584	$21,877	$ (42)	$191,759	$(117,720)	396	$(2,600)	$ 93,274

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	Restated 2004	2003	2002
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$(63,569)	$(72,504)	$ (5,549)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities —			
Depreciation and amortization	19,702	19,718	15,959
Reserve for claims and receivables	5,692	33,092	—
Impairment of inventory	6,379	—	—
Impairment of property, equipment and intangibles	22,361	21,332	9,852
Impairment loss on assets held for sale	3,268	—	—
Net gain on sale of assets	(32)	—	—
Deferred income tax benefit	—	(9,072)	(3,718)
Paid in-kind interest on subordinated notes	11,217	—	—
Amortization of subordinated debt discount recorded as interest expense	5,068	—	—
Amortization of deferred loan fees recorded as interest expense	3,434	1,240	726
Adjustment of mandatorily redeemable preferred stock charged to interest expense	(1,605)	—	—
Expense recognized for issuance of treasury stock for 401(k) plan contributions	418	428	406
Stock compensation expense	—	212	—
Loss on debt extinguishment	1,719	868	—
Changes in operating assets and liabilities —			
Restricted cash	(9,247)	—	—
Accounts receivable	13,624	(52,105)	(7)
Costs in excess of billings	10,639	10,705	17,939
Billings in excess of costs	4,066	5,232	(1,258)
Inventory	456	(434)	(6,111)
Other assets	(17,658)	(6,260)	(7,492)
Accounts payable	5,996	(3,659)	23,432
Accrued and other liabilities	5,596	(4,336)	(1,182)
Accrued job costs	(25,194)	1,480	5,067
Current taxes payable	(235)	998	423
Net cash provided by (used in) operating activities	2,095	(53,065)	48,487
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases and additions to property, equipment and intangibles	(5,579)	(17,797)	(59,752)
Proceeds from sale of assets	803	—	—
Proceeds from casualty insurance claim	—	3,114	—
Net cash used in investing activities	(4,776)	(14,683)	(59,752)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings under term debt	—	21,362	4,045
Principal payments on term debt	(9,615)	(8,967)	(8,040)
Borrowings on revolving credit facilities	30,550	142,516	131,424
Payments on revolving credit facilities	(53,850)	(97,267)	(148,200)
Borrowings under related party debt	—	15,000	—
Proceeds from issuance of subordinated notes	55,237	—	—
Proceeds from issuance of subordinated notes allocable to warrants	16,593	—	—
Principal payments on subordinated notes	(4,472)	—	—
Deferred loan fees	(3,924)	(854)	(883)
Proceeds from issuance of common and preferred stock, net	1	—	30,844
Stock option and warrant transactions and other	21	—	284
Net cash provided by financing activities	30,541	71,790	9,474
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	27,860	4,042	(1,791)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,115	6,073	7,864
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 37,975	$ 10,115	$ 6,073
SUPPLEMENTAL DISCLOSURES:			
Cash paid for interest	$ 8,000	$ 7,948	$ 5,449
Cash paid for income taxes	$ 3,123	$ 675	$ 216
Cash refund for income taxes	$ 928	$ —	$ —
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Capital expenditures for property and equipment included in accrued liabilities	$ 353	$ 778	$ 3,762
Repayment of debt with proceeds of subordinated notes and additional term debt	$ 15,000	$ 14,069	$ —
Payment of deferred loan fees and warrant issuance with proceeds of subordinated notes	$ 8,905	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION, RESTATEMENT AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Basis of Presentation

Horizon Offshore, Inc. (a Delaware corporation) and its subsidiaries (references to Horizon, company, we or us are intended to refer to Horizon Offshore, Inc. and its subsidiaries) provide marine construction services for the offshore oil and gas and other energy related industries domestically in the U.S. Gulf of Mexico, and internationally in Latin America, Southeast Asia, West Africa and the Mediterranean. These services generally consist of laying, burying or repairing marine pipelines for the transportation of oil and gas; providing hook-up and commissioning services; and installing and salvaging production platforms and other marine structures. Substantially all of our projects are performed on a fixed-price basis or a combination of a fixed-price and day-rate basis in the case of extra work to be performed under the contract. From time to time, we also perform projects on a day-rate or cost-reimbursement basis. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, assuming Horizon continues as a going concern, which contemplates the realization of the assets and the satisfaction of liabilities in the normal course of business.

Restatement of Previously Issued 2004 Consolidated Financial Statements

We have restated our consolidated balance sheet, statement of operations, statement of stockholders' equity and statement of cash flows for year ended December 31, 2004 presented in this Amendment No. 2 on Form 10-K/A (the 2004 Form 10-K/A) to our Annual Report on Form 10-K for the year ended December 31, 2004 (the 2004 Form 10-K), which was originally filed on March 31, 2005, as a result of a normal periodic review of our financial reports by the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the SEC) and discussions with the Staff. In our 2004 Form 10-K, we recorded insurance recoveries on a policy of mortgagee's interest insurance expected to be realized for the fire sustained on the *Gulf Horizon* as a long-term asset under the caption "Insurance Receivable." Based upon our evaluation and response to the Staff's comments, we restated our 2004 consolidated financial statements to record an additional loss in the quarter ended September 30, 2004 related to the expected benefit, if any, from the indirect cash flows under the mortgagee's interest insurance policy for the *Gulf Horizon* and the recognition of this benefit as a long-term asset. Management and the Audit Committee of our Board of Directors, in consultation with our independent registered public accounting firm, believed that it was proper to record this economic benefit from the expected insurance recoveries that are probable of realization as an asset. The accounting literature we followed for our basis of accounting for this transaction was SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", SFAS No. 5, "Accounting for Contingencies" and on the conceptual framework of accounting for the definition of an asset as an economic benefit to the company.

We concluded that recording the insurance recovery as a long-term asset has the accounting effect of derecognizing a liability, because the insurance proceeds from the mortgagee's interest insurance policy would be paid directly to one of our lenders, as named beneficiary on the policy, and then used to reduce our existing debt that the *Gulf Horizon* secures and the claim has not been filed. Our debt obligation was reflected as a liability on our balance sheet at December 31, 2004. Unless we had documentation from our lender relieving us of our status as the primary obligor on the debt, the recognition of the asset under the circumstances is contrary to the guidance in SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — A Replacement of FASB Statement 125."

On August 4, 2005, our management and Audit Committee concluded, in consultation with our independent registered public accounting firm, to restate the previously issued financial statements to correct the accounting for the insurance recoveries, if any, expected for the *Gulf Horizon*.

Also, we have restated our earnings (loss) per share — basic and diluted for 2004 (including the interim periods therein) to include 5,283,300 shares of common stock issuable in connection with warrants issued on March 11, 2004 to holders of our 16% Subordinated Notes, each with a remaining exercise price of $0.01, in the calculation of weighted average shares used in computing earnings (loss) per share. The 5,283,300 warrants are considered outstanding common shares for computing earnings (loss) per shares — basic and diluted at March 11, 2004 in accordance with SFAS No. 128, "Earnings Per Share" because these shares were issuable for little cash consideration and there was no contingency for the issuance of these shares.

The restatement increased the operating loss of $(25.1) million to $(34.2) million, increased the net loss of $(54.5) million, or $(2.00) per share — basic and diluted, to $(63.6) million, or $(2.06) per share — basic and diluted for the year ended December 31, 2004, increased the weighted average shares used in computing earnings (loss) per share — basic and diluted from 27,233,280 to 30,889,021, and reduced assets by $(9.1) million and increased our accumulated deficit by $(9.1) million at December 31, 2004. The information contained in these consolidated financial statements and notes to consolidated financial statements do not reflect events occurring after March 31, 2005, the date of the original filing of our 2004 Form 10-K, or modify or update those disclosures that may have been affected by subsequent events, except for the adjustment described above.

The effect of the restatement on the amounts previously reported in our 2004 Form 10-K is as follows (in thousands):

	2004	
	As Previously Reported	As Restated
INCOME STATEMENT DATA:		
Impairment of property, equipment and intangibles	$ 13,295	$ 22,361
Operating loss	(25,124)	(34,190)
Net loss before income taxes	(52,400)	(61,466)
Net loss	(54,503)	(63,569)
Net loss per share — basic and diluted computed based upon the previously reported weighted average shares used in computing earnings per share of 27,233,280	$ (2.00)	
Net loss per share — basic and diluted computed based upon the restated weighted average shares used in computing earnings per share of 30,889,021		$ (2.06)
Weighted average shares used in computing earnings per share — basic and diluted	27,233	30,889
CASH FLOWS DATA:		
Net Loss	$ (54,503)	$ (63,569)
Impairment of property, equipment and intangibles	13,295	22,361
Accounts receivables	13,435	13,624
Other assets	(17,469)	(17,658)
Net cash provided by operating activities	2,095	2,095
SUPPLEMENTAL DISCLOSURES:		
Cash paid for income taxes	$ 2,195	$ 3,123
Cash refund for income taxes	$ —	$ 928
BALANCE SHEET DATA:		
Insurance receivable	$ 9,255	$ —
Other assets	26,671	26,860
Total assets	403,343	394,277
Accumulated deficit	(108,654)	(117,720)
Total stockholders' equity	102,340	93,274
OTHER DATA:		
Benefit computed at federal statutory rate	(17,816)	(20,898)
Deferred tax asset valuation allowance for the year	(19,247)	(22,329)
Deferred tax asset — fixed asset basis difference	(15,764)	(18,846)
Valuation allowance at December 31	(42,396)	(45,478)

Status of Horizon

During the past three years, we have experienced operating and net losses. Our liquidity has been negatively impacted by our inability to collect outstanding claims and receivables from Petróleos Mexicanos (Pemex) and Williams Oil Gathering LLC (Williams), and the delays in collecting the claims and receivables from Iroquois Gas Transmission LP (Iroquois) that were settled in March 2005. Also during 2004, our liquidity has been impacted by low utilization of vessels, a fire on the *Gulf Horizon* in May 2004 and our inability to secure performance bonds and letters of credit on large international contracts without utilizing cash collateral. We have closely managed cash due to our lack of liquidity and negotiated extended payment schedules with our large trade payable creditors and subcontractors. In order to meet our liquidity needs, we have incurred a substantial amount of debt. During 2004, we issued an aggregate of $113.7 million, including paid in-kind interest, face value of 16% subordinated secured notes (the 16% Subordinated Notes) and 18% subordinated secured notes (the 18% Subordinated Notes) in order to meet our immediate liquidity needs.

In light of our substantial debt and inability to generate sufficient cash flows from operations to service it; since the second quarter of 2004, our management has explored a significant number of financing alternatives designed to refinance and restructure our debt maturing in 2005 and provide us with additional working capital to support our operations. While management was in the process of negotiating a financing proposal, we were required to repay all of our outstanding indebtedness under our revolving credit facilities with Southwest Bank of Texas, N.A. (Southwest Bank) that matured in February 2005, which further impacted our liquidity. In March 2005, our negotiations to obtain additional financing and to refinance our indebtedness maturing in 2005 failed. As a result, our only alternative to commencing bankruptcy proceedings was to proceed to implement our previously announced recapitalization plan with the holders of our 16% and 18% Subordinated Notes (collectively, the Subordinated Notes) in two steps. The first step consisted of closing two senior secured term loans (the Senior Credit Facilities) of $30 million and $40 million, respectively, with holders and affiliates of holders of our Subordinated Notes on March 31, 2005.

We will use the proceeds of the Senior Credit Facilities to repay the $25.6 million outstanding under our revolving credit facility with The CIT Group/Equipment Financing, Inc. (CIT Group) maturing in May 2005, make a $2.0 million prepayment on our CIT Group term loan and pay an estimated $3.0 million of closing costs and fees. We will use the balance of the proceeds from this financing transaction to provide working capital to support our operations and for other general corporate purposes. The second step of our recapitalization plan consists of a debt for equity exchange. In order to implement this exchange, we entered into a letter agreement dated March 31, 2005 (the Recapitalization Agreement) with the holders of all of our Subordinated Notes that terminated the October 29, 2004 recapitalization letter agreement. The Recapitalization Agreement contemplates that we will use our best efforts to close a series of recapitalization transactions pursuant to which the holders of our Subordinated Notes will exchange approximately $85 million of Subordinated Notes and 1,400 shares of our Series A Redeemable Participating Preferred Stock (Series A Preferred Stock) for one million shares of a new series of Series B Mandatorily Convertible Preferred Stock (Series B Preferred Stock) and 60 million shares of our common stock. The common stock and Series B Preferred Stock issued in the debt for equity exchange on an "as converted" basis will be equivalent to 95% of our aggregate outstanding common stock after giving effect to the recapitalization transactions. This equity will also be issued in consideration of the Subordinated Note holders consenting to the financing transaction and release of all of the collateral securing the Subordinated Notes, amending the terms of the $25 million of Subordinated Notes that are expected to remain outstanding following the closing of the recapitalization transactions to extend their maturity to March 2010 and reduce their interest rate to 8% per annum payable in-kind, and, if applicable, participating in the financing transaction as a lender.

In order to be able to issue common stock and the Series B Preferred Stock as required by the Recapitalization Agreement without the lengthy delay associated with obtaining stockholder approval required under the Nasdaq Marketplace Rules, we decided to delist our shares of common stock from the Nasdaq National Market, effective as of the close of business on April 1, 2005. In connection with the financing transaction, we also amended our CIT Group term loan to, among other things, extend the $15 million payment due in December 2005 until March 2006 and accelerate the maturity date from June 2006 to March 2006. See Note 16 for further details of this financing transaction and the Recapitalization Agreement.

Business Risks

Our level of activity depends largely on the condition of the oil and gas industry and, in particular, the level of capital expenditures by oil and gas companies for developmental construction. These expenditures are influenced by prevailing oil and gas prices, expectations about future demand and prices, the cost of exploring for, producing and developing oil and gas reserves, the discovery rates of new oil and gas reserves, sale and expiration dates of offshore leases in the United States and abroad, political and economic conditions, governmental regulations and the availability and cost of capital. Historically, oil and gas prices and the level of exploration and development activity have fluctuated substantially, impacting the demand for pipeline and marine construction services.

Our results for the past three years reflect the competitive nature and low demand for marine construction services on the U.S. continental shelf in the Gulf of Mexico. Our profit margins in the U.S. Gulf of Mexico have decreased during the past three years due to the reduced level of capital expenditures by oil and gas companies for developmental construction on the U.S. continental shelf in the Gulf of Mexico and the competitiveness of this industry. Despite the increasing energy prices over the last several years, capital expenditures by oil and gas companies operating on the U.S. continental shelf in the Gulf of Mexico remained at reduced levels during 2004 due to the higher costs and economics of drilling new wells in a mature area. Oil and gas companies are looking to new prospects in international areas where the return on capital expenditures is potentially greater due to the larger, long-lived reservoirs and lower operating costs. A prolonged weakness in energy prices or a prolonged period of lower levels of offshore drilling and exploration may continue to adversely affect our revenues, profitability and liquidity in the future.

Factors affecting our profitability include competition, equipment and labor productivity, contract estimating, weather conditions and the other risks inherent in marine construction. The marine construction industry in the U.S. Gulf of Mexico is highly seasonal as a result of weather conditions, with the greatest demand for these services occurring during the second and third quarters of the year. Full year results are not a direct multiple of any quarter or combination of quarters because of this seasonality.

Segment Information and Significant Customers

We have domestic and international operations in one industry segment, the marine construction service industry for offshore oil and gas companies and energy companies. We currently operate in five geographic segments. See Note 14 for geographic information. Customers accounting for more than 10% of consolidated revenues for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Israel Electric Corporation	36%	—	—
Petróleos Mexicanos	23%	1%	31%
Iroquois Gas Transmission LP	—	25%	20%
Algonquin Gas Transmission Company	—	15%	—
Brunei Shell Petroleum Company	—	10%	—

The amount of revenue accounted for by a customer depends on the level of construction services required by the customer based on the size of its capital expenditure budget and our ability to bid for and obtain its work. Consequently, customers that account for a significant portion of contract revenues in one year may represent an immaterial portion of contract revenues in subsequent years.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We control our exposure to credit risk associated with these instruments by placing our financial interests with credit-worthy financial institutions and performing services for national oil companies, major and independent oil and gas companies, energy companies and their affiliates. The concentration of customers in the energy industry may impact our overall credit exposure, either positively or negatively, since these customers may be similarly affected by changes in economic or other conditions. As of December 31, 2004 and 2003, four and five customers, respectively, accounted for 77% and 72%, respectively, of total billed and unbilled receivables. No other single customer accounted for more than 10% of accounts receivable as of December 31, 2004 and 2003. See Note 2.

Principles of Consolidation

The consolidated financial statements include the accounts of Horizon and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management must apply significant judgments in this process. Among the factors, but not fully inclusive of all factors, that may be considered by management in these processes are: the range of accounting policies permitted by accounting principles generally accepted in the United States; management's understanding of our business; expected rates of business and operational change; sensitivity and volatility associated with the assumptions used in developing estimates; and whether historical trends are expected to be representative of future trends. Among the most subjective judgments employed in the preparation of these financial statements are estimates of expected costs to complete construction projects, the collectibility of contract receivables and claims, the fair value of salvage inventory, the depreciable lives of and future cash flows to be provided by our equipment and long-lived assets, the expected timing of the sale of assets, the amortization period of maintenance and repairs for dry-docking activity, estimates for the number and magnitude of self-insurance reserves needed for potential medical claims and Jones Act obligations, judgments regarding the outcomes of pending and potential litigation and certain judgments regarding the nature of income and expenditures for tax purposes. We review all significant estimates on a recurring basis and record the effect of any necessary adjustments prior to publication of our financial statements. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Because of the inherent uncertainties in this process, actual future results could differ from those expected at the reporting date.

Revenue Recognition

Construction contract revenues are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to the total estimated costs for each construction contract. This percentage is applied to the estimated revenue at completion to calculate revenues earned to date. We consider the percentage-of-completion method to be the best available measure of progress on these contracts. We follow the guidance of American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 81-1, "Accounting for Performance of Construction — Type and Certain Production — Type Contracts," for our accounting policy relating to the use of the percentage-of-completion method, estimated costs and claim recognition for construction contracts. Contract revenue reflects the original contract price adjusted for agreed upon change orders and unapproved claims. We recognize unapproved claims only when the collection is deemed probable and if the amount can be reasonably estimated for purposes of calculating total profit or loss on long-term contracts. We record revenue and the unbilled receivable for claims to the extent of costs incurred and to the extent we believe related collection is probable and include no profit on claims recorded. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The asset "Costs in excess of billings" represents costs and estimated earnings recognized as revenue in excess of amounts billed as determined on an individual contract basis. The liability "Billings in excess of costs" represents amounts billed in excess of costs and estimated earnings recognized as revenue on an individual contract basis.

For certain service contracts, revenues are recognized under SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," and No. 104, "Revenue Recognition," when all of the following criteria are met; persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price is fixed or determinable; and collectibility is reasonably assured.

Cost Recognition

Cost of contract revenues includes all direct material and labor costs and certain indirect costs, which are allocated to contracts based on utilization, such as supplies, tools, repairs and depreciation. Selling, general and administrative costs are charged to expense as incurred.

Interest Expense and Capitalized Interest

Included in interest expense are charges related to cost of capital and other financing charges related to our outstanding debt; amortization of deferred loan fees over the term of the respective debt; amortization of debt discount related to our Subordinated Notes over the term of the notes; paid in-kind interest on our Subordinated Notes; and recognition of the change in the fair value of preferred stock subject to mandatory redemption from the previous reporting date.

Interest is capitalized on the average amount of accumulated expenditures for equipment that is undergoing major modifications and refurbishment prior to being placed into service. Interest is capitalized using an effective rate based on related debt until the equipment is placed into service. There was no interest capitalized for 2004. Interest expense for 2003 was net of $0.1 million of capitalized interest compared with $1.6 million in 2002. Net interest expense was $26.0 million, $9.5 million and $4.6 million for 2004, 2003 and 2002, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include interest bearing demand deposits and highly liquid investments with original maturities of three months or less.

Accounts Receivable

We have significant investments in billed and unbilled receivables as of December 31, 2004. Billed receivables represents amounts billed upon the completion of small contracts and progress billings on large contracts in accordance with contract terms and milestones. Unbilled receivables on fixed-price contracts, which are included in costs in excess of billings, arise as revenues are recognized under the percentage-of-completion method. Unbilled amounts on cost-reimbursement contracts represent recoverable costs and accrued profits not yet billed. Allowances for doubtful accounts and estimated nonrecoverable costs primarily provide for losses that may be sustained on unapproved change orders and claims. In estimating the allowance for doubtful accounts, we evaluate our contract receivables and costs in excess of billings and thoroughly review historical collection experience, the financial condition of our customers, billing disputes and other factors. When we ultimately conclude that a receivable is uncollectible, the balance is charged against the allowance for doubtful accounts. As of December 31, 2004 and 2003, the allowance for doubtful contract receivables was $5.7 million and $0, respectively, and the allowance for doubtful costs in excess of billings was

$33.1 million and $33.1 million, respectively. Reserve for claims and receivables for the years ended December 31, 2004, 2003 and 2002 was $5.7 million, $33.1 million and $0, respectively. There were no receivables written-off against the allowances for doubtful accounts for the years ended December 31, 2004, 2003 or 2002.

We negotiate change orders and unapproved claims with our customers. In particular, unsuccessful negotiations of unapproved claims could result in decreases in estimated contract profit or additional contract losses, while successful claims negotiations could result in increases in estimated contract profit or recovery of previously recorded contract losses. Any future significant losses on receivables would further adversely affect our financial position, results of operations and our overall liquidity.

Other Assets

Other assets consist principally of capitalized dry-dock costs, prepaid loan fees, goodwill and deposits. See Note 4. Deposits consist of security deposits on office leases as of December 31, 2004 and 2003.

Dry-dock costs are direct costs associated with scheduled major maintenance on our marine construction vessels. Costs incurred in connection with dry-dockings are capitalized and amortized over the five-year cycle to the next scheduled dry-docking. We incurred and capitalized dry-dock costs of $11.9 million, $4.9 million and $5.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004, capitalized dry-dock costs totaled $17.0 million. The significant dry-dock costs capitalized for 2004 relate primarily to the vessels utilized to perform the work awarded under the Israel Electric Corporation (IEC) and Pemex contracts. Major dry-dock costs on the *Canyon Horizon* prior to its mobilization to Israel, as well as regulatory dry-dockings for the *American Horizon* and the *Pecos Horizon* required by the U.S. Coast Guard and the American Bureau of Shipping, were completed during 2004. In 2004, we wrote-off $2.2 million of capitalized dry-dock costs related to the *Gulf Horizon* due to the damage sustained from a fire in May 2004. We wrote-off $2.3 million of capitalized dry-dock costs during the fourth quarter of 2003 related to the impairment of three marine vessels under Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Loan fees paid in connection with new loan facilities are deferred and amortized over the term of the respective loans. The amortization of the deferred loan fees is recorded as interest expense in the accompanying consolidated statements of operations. In connection with the issuance of the 16% Subordinated Notes in March 2004, we incurred and capitalized loan fees of $6.3 million. Additionally, we incurred and capitalized loan fees of $4.4 million in connection with the issuances of the 18% Subordinated Notes in May, September and November 2004. We wrote-off $800,000 of the unamortized portion of deferred loan fees for the 18% Subordinated Notes related to the prepayment of these notes with the proceeds of $4.5 million collected from Pemex, which is included as loss on debt extinguishment in the accompanying consolidated statements of operations for the year ended December 31, 2004.

In August 2002, we acquired the remaining 51% equity interest in an entity in Mexico for $1.0 million cash. We previously had a 49% equity interest in this entity and included its accounts in our consolidated financial statements as we exercised effective control over the entity's operations. This acquisition qualified us to bid on and perform projects reserved for national companies in Mexico without a locally domiciled partner. We recorded $1.0 million of goodwill in connection with acquiring the equity interest, which is nondeductible for tax purposes, and is included in other long-term assets at December 31, 2003. During the fourth quarter of 2004, we determined that we will cease operations of this entity because we have established a new entity in Mexico to secure and perform current projects in Mexico. During the fourth quarter of 2004, we recognized a $1.0 million impairment charge for the remaining book value of goodwill related to this acquisition. The impairment charge is presented under impairment of property, equipment and intangibles on our consolidated statements of operations and is included in our Latin American operations.

Inventory

Inventory consists of production platforms and other marine structures received from time to time as partial consideration from salvage projects performed in the U.S. Gulf of Mexico. These structures are held for resale. We recorded a $6.4 million impairment charge to our inventory of production platforms and other structures during the fourth quarter of 2004 because the carrying value of these assets exceeded their fair market value. For the years ended December 31, 2004 and 2003, there was no significant revenue recognized representing the non-cash values assigned to the structures received as partial consideration for performing salvage projects. During 2002, revenue of $6.8 million was recognized representing the non-cash values assigned to the structures received as partial consideration for performing salvage services. The revenue for the received inventory is valued at amounts not in excess of the fair value of services provided. We assess the net realizable value of our inventory items at each balance sheet date. Inventory is classified as long-term due to the uncertain timing of its sale. There were no significant sales of inventory during 2004 and 2003. In 2002, we sold inventory structures for $0.7 million with related cost of sales of $0.7 million.

Restricted Cash

Restricted cash of $9.2 million represents $9.1 million cash used to secure a letter of credit under the IEC contract plus interest received. We were also required to establish a $5.8 million escrow account securing the performance bond for the work performed for Pemex during 2004 that was released in December 2004, as we were able to substitute an uncollateralized bond. The $5.8 million was included in cash and cash equivalents at December 31, 2004. We may be required to provide cash collateral to secure future performance bonds and letters of credit on large international contracts. Twenty-five percent of the amounts restricted under the IEC letter of credit will be released after the satisfactory completion of the IEC project, which completion is now estimated to be in the third quarter of 2005. Upon our satisfactory completion of warranty work, if any, or expiration of the warranty period without discovery of any defective work, the restriction on the remaining funds will be released 60 days after the end of the eighteen-month warranty period, or twenty-four months if there is a defect. As of December 31, 2004, the cash securing the $9.1 million letter of credit collateralized the 18% Subordinated Notes. See Note 5. Restricted cash is not considered as cash or cash equivalents for purposes of the accompanying consolidated balance sheets and statements of cash flows.

Property and Equipment

We use the units-of-production method to calculate depreciation on our major barges, vessels and related equipment to approximate the wear and tear of normal use. The useful lives of our major barges and vessels range from 15 years to 18 years. Major additions and improvements to barges, vessels and related equipment are capitalized and depreciated over the useful life of the vessel. Maintenance and repairs are expensed as incurred. When equipment is sold or otherwise disposed of, the cost of the equipment and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

Depreciation on our other fixed assets is provided using the straight-line method based on the following estimated useful lives:

Buildings	15 years
Machinery and equipment	8-15 years
Office furniture and equipment	3-5 years
Leasehold improvements	3-10 years

Depreciation expense is included in the following expense accounts (in thousands):

	December 31,		
	2004	2003	2002
Cost of contract revenues	$12,444	$12,839	$10,851
Selling, general and administrative expenses	1,464	1,380	619
	$13,908	$14,219	$11,470

Depreciation expense calculated under the units-of-production method may be different than depreciation expense calculated under the straight-line method in any period. The annual depreciation based on utilization of each vessel will not be less than 25% of annual straight-line depreciation, and the cumulative depreciation based on utilization of each vessel will not be less than 50% of cumulative straight-line depreciation. If we alternatively applied only a straight-line depreciation method, less depreciation expense would be recorded in periods of high vessel utilization and more depreciation expense would be recorded in periods of low vessel utilization.

When events or changes in circumstances indicate that assets may be impaired, we review long-lived assets for impairment according to SFAS No. 144 and evaluate whether the carrying value of any such asset may not be recoverable. Changes in our business plans, a significant decrease in the market value of a long-lived asset, a change in the physical condition of a long-lived asset or the extent or manner in which it is being used, or a severe or sustained downturn in the oil and gas industry, among other factors are considered triggering events. The carrying value of each asset is compared to the estimated undiscounted future net cash flows for each asset or asset group. If the carrying value of any asset is more than the estimated undiscounted future net cash flows expected to result from the use of the asset, a write-down of the asset to estimated fair market value must be made. When quoted market prices are not available, fair value must be determined based upon other valuation techniques. This could include appraisals or present value calculations of estimated future cash flows. In the calculation of fair market value, including the discount rate used and the timing of the related cash flows, as well as undiscounted future net cash flows, we apply judgment in our estimates and projections, which could result in varying levels of impairment recognition.

Stock-Based Compensation

At December 31, 2004, we had two stock-based compensation plans. Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123", we have elected to account for stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In January 2003, we granted options to three former directors to purchase 15,320 shares of common stock at an exercise price equal to the market price of the common stock on the date of grant. These options vested immediately, and $56,000 was recorded as compensation expense in the statements of operations during the first quarter of 2003. Also, we recorded an additional $156,000 as compensation expense in the statements of operations during the second quarter of 2003 related to the remeasurement of options in connection with the resignation of a key employee. Except for the compensation expense recorded above, no stock-based employee compensation cost is reflected in net loss, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. For stock-based compensation grants to non-employees, we recognize as compensation expense the fair market value of such grants as calculated pursuant to SFAS No. 123, amortized ratably over the lesser of the vesting period of the respective option or the individual's expected service period. In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment," (SFAS No. 123(R)), which mandates expense recognition for stock options and other types of equity-based compensation based on the fair value of the options at the grant date. We will begin to recognize compensation expense for stock options in the third quarter of 2005, as discussed herein Note 1 under "Recent Accounting Pronouncements." The following table illustrates the effect on net loss and earnings (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per share data).

	Year Ended December 31,		
	Restated 2004	2003	2002
Net loss, as reported	$(63,569)	$(72,504)	$(5,549)
Add: Total stock-based compensation cost, net of related tax effects, included in net loss	—	212	—
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(987)	(2,648)	(3,128)
Pro forma net loss	$(64,556)	$(74,940)	$(8,677)

	Year Ended December 31,		
	Restated 2004	2003	2002
Earnings (loss) per share:			
Basic and Diluted — as reported	$(2.06)	$(2.74)	$(0.22)
Basic and Diluted — pro forma	$(2.09)	$(2.84)	$(0.34)

To determine pro forma information as if we had accounted for the employee stock options under the fair-value method as defined by SFAS No. 123, we used the Black-Scholes method, assuming no dividends, as well as the weighted average assumptions included in the following table:

	2004	2003	2002
Expected option life (in years)	7	7	7
Expected volatility	78.8%	76.1%	77.8%
Risk-free interest rate	4.03%	3.51%	4.77%

Federal Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of income tax expense for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. We must make significant assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against our net deferred tax asset. The current provision for income tax is based upon the current tax laws and our interpretation of these laws, as well as the probable outcomes of any foreign or domestic tax audits. The value of our net deferred tax asset is dependent upon our estimates of the amount and category of future taxable income and is reduced by the amount of any tax benefits that are not expected to be realized. In September 2004, we received a $784,000 refund of alternative minimum tax paid in prior years due to the enactment of the Job Creation and Worker Assistance Act of 2002, which changed the calculation of the alternative minimum tax net operating loss deduction and allowed us to use a portion of our alternative minimum tax net operating loss to be deducted from alternative minimum taxable income generated in prior years. We reduced our deferred tax asset related to alternative minimum tax and accordingly reduced the valuation allowance associated with the realization of this deferred tax asset. For the years ended December 31, 2004, 2003 and 2002, a valuation allowance of $22.3 million (restated), $23.1 million and $0, respectively, was charged as income tax expense against the net deferred tax assets that are not expected to be realized due to the uncertainty of future taxable income. Our valuation allowance as of December 31, 2004 is approximately $45.5 million (restated). Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate, thus materially impacting our financial position and results of operations. Certain past and anticipated future changes in ownership will limit our ability to realize portions of the loss carryforwards.

Fair Value of Financial Instruments

The carrying values of cash, receivables, accounts payable and accrued liabilities approximate fair value due to the short-term maturity of those instruments.

As of December 31, 2004, the carrying value of our debt, including $0.2 million accrued interest, was approximately $212.8 million. The fair value of our debt, excluding our Subordinated Notes, approximates the carrying value because the interest rates are based on floating rates identified by reference to market rates. The fair value of our Subordinated Notes approximates the carrying value because the interest rates charged are at rates at which we can currently borrow, and the carrying value is recorded net of a discount related to the applicable Subordinated Notes. Fair value was determined as noted above. A hypothetical 1% increase in the applicable interest rates as of December 31, 2004 would have increased annual interest expense by approximately $1.2 million.

Earnings Per Share

Earnings per share data for all periods presented have been computed pursuant to SFAS No. 128, "Earnings Per Share" that requires a presentation of basic earnings per share (basic EPS) and diluted earnings per share (diluted EPS). Basic EPS excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock.

Other Comprehensive Loss

We have no items representing other comprehensive losses under SFAS No. 130, "Reporting Comprehensive Income."

Reclassifications

Prior period amounts under the captions loss on debt extinguishment, accounts receivable and other assets in the consolidated statement of cash flows have been reclassified to conform to the presentation shown in the consolidated financial statements as of December 31, 2004. Reclassifications in 2003 and 2002 had no effect on net income (loss) or total shareholders' equity and relate to amounts all within cash provided by (used in) operating activities.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), which amends SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires compensation expense to be recognized for all share-based payments made to employees based on the fair value of the award at the date of grant, eliminating the intrinsic value alternative allowed by SFAS No. 123. Generally, the approach to determining fair value under the original pronouncement has not changed. However, there are revisions to the accounting guidelines established, such as accounting for forfeitures that will change our accounting for stock-based awards in the future.

SFAS No. 123(R) must be adopted in the first interim or annual period beginning after June 15, 2005. The statement allows companies to adopt its provisions using either of the following transition alternatives:

- The modified prospective method, which results in the recognition of compensation expense using SFAS 123(R) for all share-based awards granted after the effective date and the recognition of compensation expense using SFAS 123 for all previously granted share-based awards that remain unvested at the effective date; or
- The modified retrospective method, which results in applying the modified prospective method and restating prior periods by recognizing the financial statement impact of share-based payments in a manner consistent with the pro forma disclosure requirements of SFAS No. 123. The modified retrospective method may be applied to all prior periods presented or previously reported interim periods of the year of adoption.

We currently plan to adopt SFAS No. 123(R) on July 1, 2005 using the modified prospective method. This change in accounting is not expected to materially impact our financial position. However, because we currently account for share-based payments to our employees using the intrinsic value method, our results of operations have not included the recognition of compensation expense for the issuance of stock option awards. Had we applied the fair-value criteria established by SFAS No. 123(R) to previous stock option grants, the impact to our results of operations would have approximated the impact of applying SFAS No. 123, which was an increase to net loss of approximately $1.0 million in 2004, $2.4 million in 2003 and $3.1 million in 2002. The impact of applying SFAS No. 123 to previous stock option grants is further summarized above under "Stock Based Compensation". We currently expect the recognition of compensation expense for stock options issued and outstanding at December 31, 2004 to reduce our 2005 net income by approximately $0.4 million.

We will be required to recognize expense related to stock options and other types of equity-based compensation beginning in 2005 and such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The requisite service period is usually the vesting period. The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur. Additionally, we may be required to change our method for determining the fair value of stock options.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," an amendment of APB No. 29. This amendment eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary exchanges occurring in fiscal periods beginning after the date this statement is issued. Retroactive application is not permitted. We are analyzing the requirements of this new statement and believe that its adoption will not have a significant impact on our financial position, results of operations or cash flows.

During December 2004, the FASB issued Staff Position FSP No. 109-2 "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP 109-2), which provides guidance on accounting for the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the Jobs Act) on enterprises' income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS 109. Based on our analysis to date, we are not yet in a position to decide on whether, or to what extent, we might repatriate foreign earnings under the Jobs Act.

2. CONTRACT RECEIVABLES AND COSTS IN EXCESS OF BILLINGS:

Contract revenues are generally billed upon the completion of small contracts and are progress billed on larger contracts in accordance with contract terms and milestones. Costs in excess of billings solely represent costs incurred and estimated earnings on jobs in progress.

Billed contract receivables, net, consist of the following (in thousands):

	December 31, 2004	December 31, 2003
Completed contracts	$31,413	$ 3,406
Contracts in progress	45,185	85,825
Retained	11,220	11,922
Less: Allowance for doubtful accounts	(5,692)	—
	$82,126	$101,153

Contracts in progress are as follows (in thousands):

	December 31, 2004	December 31, 2003
Costs incurred to date	$ 428,630	$ 437,891
Estimated earnings to date	71,401	54,193
	500,031	492,084
Less: Billings to date	(452,781)	(430,129)
Less: Allowance for doubtful costs in excess of billings	(33,092)	(33,092)
	$ 14,158	$ 28,863
Included in accompanying balance sheets under the following captions:		
Costs in excess of billings, net	$ 24,058	$ 34,697
Billings in excess of costs	(9,900)	(5,834)
	$ 14,158	$ 28,863

The significant amount of billed contract receivables at December 31, 2004 primarily relates to the outstanding receivables on our current project in the Mediterranean for IEC, which was substantially complete in January 2005. We expect to complete the testing and commissioning phase of the project in the third quarter of 2005. Also included in the billed contract receivables are the outstanding claims and receivables for Iroquois and Williams. As of March 28, 2005, we have collected $55 million of the total $82.1 million outstanding contract receivables at December 31, 2004.

On January 20, 2004, we filed a lawsuit for breach of contract and wrongful withholding of amounts due to us for services performed under our contract with Iroquois. The carrying value of the claims and receivables from Iroquois was $27.2 million. During the fourth quarter of 2004, we recorded a reserve of $5.7 million related to the settlement terms of our litigation with Iroquois for less than the carrying value of the claims and receivables. In March 2005, we reached a settlement with Iroquois and collected $21.5 million. In conjunction with this settlement, we also reached agreement with several of our large subcontractors on this project to reduce the amounts owed to them by $1.5 million. After providing for payments of $16.7 million to subcontractors, we collected $4.8 million.

On September 12, 2003, we filed a lawsuit for breach of contract and wrongful withholding of amounts due to us for services performed under our contract with Williams and a claim related to Williams' portion of the insurance deductible under the Builder's Risk insurance policy for the contract totaling $12.3 million. Williams has filed a counter-claim against us for alleged breach of contract. We believe that this counter-claim has no merit and intend to vigorously defend against it. We have not been able to resolve our dispute with Williams through mediation, and the court has reset the trial for October 2005. If this litigation is adversely resolved, we could incur a loss for uncollectible amounts of up to the carrying value of $5.5 million for our breach of contract claim and $1.0 million for our claim related to Williams' portion of the insurance deductible under the Builders' Risk insurance policy for our contract with Williams. Collection of amounts related to these receivables would be remitted directly to prepay debt.

The significant amounts of unbilled receivables for contracts in progress, included in costs in excess of billings, primarily relate to our claims on the EPC 64 contract that we performed for Pemex in 2001 and 2002. At December 31, 2004, the remaining unbilled amounts of $18.5 million on this project are for unapproved claims for extra work related to delays caused by weather. We have settled and collected all other receivables related to additional scope of work and unapproved claims under the contract that resulted primarily from client delays and changes in initial scope of work. During the fourth quarter of 2003, we recorded a $33.1 million reserve for unapproved claims from Pemex due to our inability to collect the outstanding unapproved claims and as the ultimate amount and timing of payment of these claims are uncertain. We continue to provide the allowance for doubtful costs in excess of billings for these remaining unapproved claims as of December 31, 2004. We intend to submit the remaining EPC 64 contract claims against Pemex to arbitration in Mexico in accordance with the Rules of Arbitration of the International Chamber of Commerce during the second quarter of 2005. The carrying value of our uncollected receivables remaining from December 31, 2004 of approximately $18.5 million is the minimum amount we believe we will collect. An adverse outcome from this arbitration could result in a further loss of up to the carrying value of $18.5 million. Collection of amounts related to these receivables would be remitted directly to prepay debt.

See Note 7 for a detailed discussion of these disputed claims and litigation.

3. PROPERTY AND EQUIPMENT:

Property and equipment consists of the following (in thousands):

	December 31,	
	2004	2003
Barges, vessels and related equipment	$222,036	$256,653
Land and buildings	19,642	19,732
Machinery and equipment	245	245
Office furniture and equipment	6,232	6,116
Leasehold improvements	4,213	4,191
	252,368	286,937
Less-Accumulated depreciation	(53,564)	(47,526)
Property and equipment, net	$198,804	$239,411

During the year ended December 31, 2004, we incurred $5.3 million of capital expenditures primarily related to the upgrades to the *Sea Horizon* and *Canyon Horizon* prior to their mobilization to Israel and the *Pecos Horizon.*

In May 2004, our pipelay barge, the *Gulf Horizon* caught fire while on tow from the U.S. Gulf of Mexico to Israel. During the second quarter of 2004, we wrote-off the net book value of the *Gulf Horizon* and related assets totaling $22.3 million to an insurance receivable because we expect the vessel to ultimately be declared a constructive total loss. However, during the third quarter of 2004, the underwriters on the policy of marine hull insurance purchased for the tow filed a declaratory action seeking a declaration that the policy is void. Because the acceptance of the claim is in litigation, we have not recognized the full recovery of losses under this policy as a receivable, and we have recorded an impairment loss of $20.3 million (restated) on the *Gulf Horizon* to reflect its current market value of $2.0 million as of December 31, 2004. See Note 10 for a discussion of the impairment loss on the *Gulf Horizon* and the expected insurance recoveries.

During the fourth quarter of 2004, we recorded a $1.1 million impairment charge resulting from the removal from service of the *Cajun Horizon*. These charges are reflected under impairment of property, equipment and intangibles in the accompanying statement of operations for the year ended December 31, 2004. In 2003, we recognized a $21.3 million impairment loss on the value of the *Phoenix Horizon*, two diving support vessels, one small construction vessel, a cargo barge and related marine equipment due to lower expected utilization levels. The sustained difficult economic environment and depressed market for the marine construction industry throughout 2003 and 2004 has resulted in a decline in the utilization of our vessels, triggering the impairment of these vessels, the cargo barge and related marine equipment.

Assets Held For Sale

During the second quarter of 2004, management committed to a plan to sell the *Phoenix Horizon* (a marine construction vessel), two dive support vessels and a cargo barge due to the sustained difficult economic environment and depressed market for the marine construction industry throughout 2003 and 2004. We have listed these assets for sale and are actively locating potential buyers. In accordance with SFAS No. 144, we reclassified these assets from property and equipment to assets held for sale in the accompanying consolidated balance sheet and ceased depreciation on the assets. Based upon our marketing of these assets for sale, discussions with potential buyers have indicated a decline in market value of two of the assets held for sale. Accordingly, we recorded a charge of $3.3 million as impairment loss on assets held for sale during 2004 to reduce the net carrying value of these assets to their fair value, less the estimated cost to sell the assets. During the fourth quarter of 2004, we completed the sale of the cargo barge and received net proceeds of approximately $745,000 which were used to repay a portion of the CIT Group revolving credit facility and resulted in a $7,000 gain on the sale. Management believes the fair value of the assets held for sale approximates their current carrying value of $8.6 million as of December 31, 2004. Proceeds from the sale of these vessels will be used to repay outstanding indebtedness that these assets collateralize.

4. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

Other long-term assets consist of the following (in thousands):

	December 31,	
	Restated 2004	2003
Capitalized dry-dock costs	$17,007	$11,378
Goodwill	—	1,000
Prepaid loan fees	8,548	144
Deposits	294	287
Other	1,011	120
	$26,860	$12,929

Accrued liabilities consist of the following (in thousands):

	December 31,	
	2004	2003
Payroll and other compensation	$3,758	$1,027
Foreign value added tax payable	2,390	—
Accrued capital expenditures	353	778
Other	2,680	1,516
	$9,181	$3,321

5. NOTES PAYABLE:

Notes payable consist of the following (in thousands):

	December 31, 2004	December 31, 2003
Revolving credit facility to Southwest Bank due February 28, 2005 and repaid in February 2005, collateralized by accounts receivable. Interest at Southwest Bank's prime rate plus 1.75% (7.00% and 4.75% at December 31, 2004 and 2003, respectively)	$ 21,000	$ 30,000
Revolving credit facility to Southwest Bank due February 18, 2005 and repaid in February 2005, collateralized by accounts receivable. Interest at Southwest Bank's prime rate plus 2% (7.25% and 5.00% at December 31, 2004 and 2003, respectively)	6,300	20,000
Revolving credit facility to CIT Group, due May 10, 2005, collateralized by mortgages on certain vessels. Interest at Libor plus 3.25% (5.54% and 4.42% at December 31, 2004 and 2003, respectively)	25,573	26,173
Term loan payable to GE Capital Corporation (purchased from Boeing Capital Corporation), due in 84 monthly principal installments of $238, plus interest, maturing June 30, 2010, collateralized by a mortgage on the *Sea Horizon*. Interest at Libor plus 4.80% (6.81% and 5.95% at December 31, 2004 and 2003, respectively)	30,714	33,571
Term loan payable to CIT Group due in 84 monthly principal installments of $411, plus interest, maturing March 31, 2006, collateralized by mortgages on certain vessels. Interest at Libor plus 2.65% (4.75% and 3.77% at December 31, 2004 and 2003, respectively)	24,603	29,536
Term loan payable to GE Capital Corporation due in 120 monthly installments of $115, including interest, maturing January 1, 2012, collateralized by a mortgage on the *Pecos Horizon*. Interest at the one-month commercial paper rate plus 2.45% (4.46% and 3.47% at December 31, 2004 and 2003, respectively)	8,213	9,268
Term loan payable to SouthTrust Bank due in 60 monthly installments of $72, including interest, maturing August 31, 2006, collateralized by the Port Arthur marine base. Interest at SouthTrust Bank's prime rate plus 1/2% (5.75% and 4.50% at December 31, 2004 and 2003, respectively)	5,890	6,454
Term loan payable to Southwest Bank due in 60 monthly principal installments of $15, plus interest, maturing November 1, 2006, collateralized by property located in Port Arthur. Interest at Southwest Bank's prime rate (5.25% and 4.00% at December 31, 2004 and 2003, respectively)	1,283	1,463
Term loan payable to ABN Amro Bank due in 60 monthly installments of $1, plus interest, maturing September 19, 2006. Interest at 4.93%	28	44
Term loan payable to ABN Amro Bank due in 60 monthly installments of $1, plus interest, maturing December 20, 2006. Interest at 4.93%	19	28
16% Subordinated Secured Notes due March 31, 2007, net of discount, interest payable in-kind quarterly	64,411	—
18% Subordinated Secured Notes due March 31, 2007, net of discount, interest payable in-kind quarterly	24,556	—
Term loan payable to Elliott Associates, L.P., originally due June 30, 2004 and repaid with proceeds from the issuance of 16% Subordinated Notes in March 2004. Interest at 18% at December 31, 2003	—	15,000
Total debt, net of discount	$212,590	$171,537
Current maturities of long-term debt	$ 42,243	$ 9,651
Current related party debt	$ —	$ 15,000
Long-term debt, net of current maturities	$ 81,379	$146,886
Subordinated Notes, net of discount	$ 88,968	$ —

Loan Facilities

At December 31, 2004, we had approximately $232.8 million face value of total outstanding debt excluding debt discount of $20.2 million. Of the $212.6 million of outstanding net debt reflected in the accompanying consolidated balance sheet at December 31, 2004, $52.9 million represents borrowings on our three revolving credit facilities with Southwest Bank and CIT Group, $70.7 million represents outstanding balances on seven term-debt facilities and $89.0 million represents the outstanding balance on our 16% and 18% Subordinated Notes, net of $20.2 million debt discount. The total face value of outstanding debt at December 31, 2004 represents an approximate increase of $61.3 million from December 31, 2003. This increase in debt is primarily due to the issuance of the 16% Subordinated Notes in March 2004 and 18% Subordinated Notes in May, September and November 2004 to meet our working capital needs. Interest rates vary from the one-month commercial paper rate plus 2.45% to 18%, and our average interest rate at December 31, 2004, including amortization of the debt discount on our Subordinated Notes, was 14.7%. Our term-debt borrowings currently require approximately $800,000 in total monthly principal payments. At December 31, 2004, we had no available borrowing capacity under our revolving credit facilities with Southwest Bank and CIT Group.

At December 31, 2004, $42.2 million of our debt is classified as current because it matures within the next twelve months or the asset securing the indebtedness is classified as current. Included in current maturities of long-term debt is an aggregate of $29.9 million of outstanding indebtedness under our two revolving credit facilities with Southwest Bank, which matured and were repaid in February 2005, and under our revolving credit facility with CIT Group, which will be repaid with proceeds from the Senior Credit Facilities.

During 2004, we issued $102.5 million aggregate face value of Subordinated Notes and received net proceeds of $71.8 million as follows (in millions):

Date of Issuance	Description	Face Value	20% Debt Discount	Costs Paid At Closing	Repayment of Debt	Consent and Other Fees	Net Proceeds
March 11, 2004	16% Subordinated Notes	$ 65.4	$ —	$(3.1)	$(15.0)	$(2.4)	$44.9
May 27, 2004	16% Subordinated Notes	3.4	—	—	—	(3.4)	—
May 27, 2004	18% Subordinated Notes	18.75	(3.8)	—	—	—	15.0
September 17, 2004	18% Subordinated Notes	5.3	(1.1)	—	—	—	4.2
November 4, 2004	18% Subordinated Notes	9.625	(1.9)	—	—	—	7.7
		$102.5	$(6.8)	$(3.1)	$(15.0)	$(5.8)	$71.8

The face value of our total obligation under our Subordinated Notes at December 31, 2004 was $109.2 million, including $11.2 million interest paid in-kind, excluding debt discount of $20.2 million and after prepayment of $4.5 million.

On March 11, 2004, we issued 16% Subordinated Notes due March 31, 2007, interest paid in-kind and compounded quarterly, to a group of investors in a private placement. We allocated $17.3 million to warrants issued in connection with the issuance of the 16% Subordinated Notes. We repaid all principal and interest under a $15.0 million term loan from Elliott Associates, L.P. with a portion of the net proceeds. Elliott Associates, L.P. and Elliott International, L.P. (collectively the Elliott Companies) purchased $15.0 million aggregate principal amount of the 16% Subordinated Notes. We also substantially reduced our indebtedness under our revolving credit facilities with Southwest Bank with a portion of the net proceeds. We subsequently re-borrowed a portion of these funds under our revolving credit facilities to provide working capital for our IEC and Pemex projects.

On May 27, 2004, we issued an additional $18.75 million of 18% Subordinated Notes in another private placement to the Elliott Companies and other holders of the 16% Subordinated Notes at a 20% discount. Approximately $9.1 million of these net proceeds were used to collateralize a letter of credit required for our contract with IEC. The balance of these proceeds was used for working capital needs. In connection with this issuance, we paid the holders of the 16% Subordinated Notes a consent fee of $3.4 million to release their first priority security interest in the Pemex EPC 64 claim not related to interruptions due to adverse weather conditions. This consent fee was paid to the holders of the 16% Subordinated Notes in-kind with the issuance of additional 16% Subordinated Notes having the same terms as the original 16% Subordinated Notes issued in March 2004. The 18% Subordinated Note holders received a first priority security interest, and the holders of the 16% Subordinated Notes retained a second priority security interest, in these claims.

During September 2004, we collected $4.5 million from Pemex for a portion of our outstanding EPC 64 claim, which was used to prepay a portion of the 18% Subordinated Notes as required by the 18% Subordinated Note purchase agreement. Subsequently, on September 17, 2004, pursuant to an option in the 18% Subordinated Note purchase agreement, holders of the 18% Subordinated Notes purchased an additional $5.3 million of 18% Subordinated Notes at a 20% discount.

On November 4, 2004, we issued an additional $9.625 million of 18% Subordinated Notes at a 20% discount pursuant to an amendment of the 18% Subordinated Note purchase agreement. In connection with this issuance, on November 4, 2004, we issued to the purchasers of the notes 1,400 shares of Series A Preferred Stock, $1.00 par value per share, for $1.00 per share. Pursuant to SFAS No. 150, we are required to classify financial instruments that are within its scope as a liability, and we have recorded the Series A Preferred Stock as original issue discount of $2.0 million to the 18% Subordinated Notes. Due to the mandatory redemption feature of the Series A Preferred Stock, we have reflected the current fair value of the Series A Preferred Stock of $0.4 million as a liability in our consolidated financial statements as of December 31, 2004. See Note 12 for a detailed discussion of the Series A Preferred Stock.

At the end of December 2004, we collected an additional $3.5 million from Pemex for a portion of our outstanding EPC 64 claim, which was used to prepay a portion of the 18% Subordinated Notes at the beginning of January 2005 as required by the 18% Subordinated Note purchase agreement.

The 18% Subordinated Notes essentially have the same terms as the 16% Subordinated Notes. Interest on the Subordinated Notes is due quarterly. We are required by our existing loan agreements to issue to the Subordinated Note holders additional subordinated secured notes equal to the amount of interest due on any quarterly payment date. For the year ended December 31, 2004, we have issued an aggregate of $8.8 million and $2.4 million, respectively, of additional 16% and 18% Subordinated Notes for this paid in-kind interest incurred. Upon an event of default under the Subordinated Notes, the interest on each of the Subordinated Notes increases up to an additional 2%.

At December 31, 2004, the Subordinated Notes were collateralized by the Pemex EPC 64 claims (as described above), the Williams claims and up to $4.8 million of the Iroquois claims and receivables, a second priority security interest in the $9.1 million cash securing the letter of credit for the IEC contract, a second lien on the *Pecos Horizon,* a second mortgage on our Port Arthur marine base and certain other assets. The Subordinated Notes are subordinate and junior to our existing senior secured debt in all other respects. We have classified all of our Subordinated Notes as long-term debt at December 31, 2004 as the Subordinated Note holders have released all of the collateral securing the Subordinated Notes in favor of the Senior Credit Facilities. Additionally, the Recapitalization Agreement contemplates the exchange of $85 million of Subordinated Notes for equity, the extension of the maturity date of the remaining $25 million of Subordinated Notes to March 31, 2010 and the reduction of the interest rate to 8%.

On March 31, 2005, we closed two senior secured term loans of $30 million and $40 million to refinance our debt maturing in 2005 and provide additional financing to meet our working capital needs. In connection with this financing transaction, we entered into a recapitalization letter agreement dated March 31, 2005 with holders of all of the Subordinated Notes to exchange approximately $85 million of the Subordinated Notes for equity. See Note 16.

All of our assets are pledged as collateral to secure our indebtedness. Our loans are collateralized by mortgages on all of our vessels and property and by accounts receivable and claims. Our loans contain customary default and cross-default provisions and some require us to maintain financial ratios at quarterly determination dates. The loan agreements also contain covenants that limit our ability to incur additional debt, pay dividends, create liens, sell assets and make capital expenditures. The Subordinated Notes also have covenants that restrict our ability to enter into any other agreements which would prohibit us from prepaying the Subordinated Notes from the proceeds of an equity offering, entering into certain affiliate transactions, incurring additional indebtedness other than refinancing our existing term and revolving debt, and disposing of assets other than in the ordinary course of business, and would also prohibit our subsidiaries from making certain payments. If we consummate the recapitalization transaction contemplated by the Recapitalization Agreement, the Subordinated Notes will no longer have these covenants. At December 31, 2004, we were in compliance with all the financial covenants required by our credit facilities. Following the closing of the financing transaction on March 31, 2005, our credit facilities require:

- a ratio of current assets to current liabilities, as defined, of 1.10 to 1 for the period ending December 31, 2004 (actual was 1.23 at December 31, 2004), and 1.10 to 1 for the period ending March 31, 2005 and each period thereafter, each computed by excluding our revolving credit facilities from current liabilities;
- a fixed charge coverage ratio, as defined, of 1.40 to 1 for the six-month period ending December 31, 2004, (actual was 2.32 to 1 at December 31, 2004), 1.33 to 1 for the nine-month period ending March 31, 2005, and 1.33 to 1 for each period thereafter on a rolling four quarter basis;
- a tangible net worth, as defined, in an amount not less than the sum of $110 million plus 75% of our consolidated net income for each fiscal quarter which has been completed as of the date of calculation, commencing with the fiscal quarter ending March 31, 2004 plus 90% of the net proceeds of any common stock or other equity issued after December 31, 2003 (actual was $117 million at December 31, 2004); and
- the sum of our net income before gains and losses on sales of assets (to the extent such gains and losses are included in earnings), plus interest expense, plus tax expense, plus depreciation and amortization, as defined, plus restructuring charges, (including costs of our and our lenders' or other creditors' professional advisors not to exceed $3.0 million for the fiscal year ended December 31, 2004) to be greater than positive $20 million for the year ending December 31, 2004, (actual was positive $20.9 million at December 31, 2004).

Based on management's current projections, as a result of consummating the financing transaction, we expect to be in compliance with our amended debt covenants until at least December 31, 2005. See Note 16 for a discussion of this financing transaction. In the event that we do not meet our financial covenants and we are unsuccessful in obtaining waivers of non-compliance, our lenders would have the right to accelerate our debt with them, and cross-default provisions could result in acceleration of our indebtedness. If this occurs, we will have to consider alternatives to settle our existing liabilities with our limited resources, including seeking protection from creditors through bankruptcy proceedings.

Maturities of long-term debt and the Subordinated Notes for each of the years ending December 31 are as follows (in thousands):

2005	$ 42,243
2006	42,524
2007	100,708
2008	4,035
2009	4,089
Thereafter	18,991
	$212,590

6. INCOME TAXES:

Total tax expense (benefit) for the years ended December 31, 2004, 2003 and 2002 consists of (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Current			
State	$ 10	$ 165	$ 98
U.S. Federal	(784)	—	—
Foreign	2,877	1,308	541
Total current	2,103	1,473	639
Deferred			
U.S. Federal	—	(9,072)	(3,718)
Total deferred	—	(9,072)	(3,718)
	$2,103	$(7,599)	$(3,079)

The source of income (loss) before income tax expense (benefit) is as follows (in thousands):

	Year Ended December 31,		
	Restated 2004	2003	2002
United States	$(60,465)	$(83,770)	$(7,848)
Foreign	(1,001)	3,667	(780)
	$(61,466)	$(80,103)	$(8,628)

The income tax expense (benefit) for the years ended December 31, 2004, 2003 and 2002 differs from the amount computed by applying the U.S. statutory federal income tax rate of 34 percent to consolidated income before income taxes as follows (dollars in thousands):

	Year Ended December 31,					
	Restated 2004		2003		2002	
Expense (benefit) computed at federal statutory rate	$(20,898)	(34.0)%	$(27,235)	(34.0)%	$(2,934)	(34.0)%
Increase (decrease) in provision from:						
State income tax net of federal benefit	1	0.0	109	0.1	65	0.7
Foreign taxes	3,217	5.2	(275)	(0.3)	275	3.2
Foreign income exclusion	(2,071)	(3.4)	(40)	(0.0)	(646)	(7.5)
Nondeductible expenses	417	0.7	114	0.1	161	1.9
Research and development credit	(486)	(0.8)	(3,421)	(4.3)	—	—
Alternative minimum tax credit refund	(784)	(1.2)	—	—	—	—
Other	378	0.6	—	—	—	—
Deferred tax asset valuation allowance	22,329	36.3	23,149	28.9	—	—
	$ 2,103	3.4%	$ (7,599)	(9.5)%	$(3,079)	(35.7)%

The difference in the effective tax rate and the statutory tax rate for 2004 and 2003 is primarily due to the valuation allowance of $22.3 million (restated) and $23.1 million, respectively, recorded to fully offset the net deferred tax asset. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The difference from the statutory tax rate for 2002 is due to the application of the extraterritorial income exclusion for income earned primarily in Mexico from January 1, 2002 to December 31, 2002. The exclusion allows us to exclude a portion of income earned outside the United States for tax purposes. The impact of this exclusion on future periods will vary depending upon the amount of income earned outside the United States.

The tax effects of the temporary differences that give rise to the significant portions of the deferred tax assets and liabilities are presented below (in thousands):

	December 31,	
	Restated 2004	2003
Assets —		
Net operating loss carryforwards	$ 59,781	$ 49,284
Gain on asset sales	967	967
Accrued expense not currently deductible	1,494	88
Contributions carryover	64	59
Fixed asset basis difference	18,846	9,690
Research and development credit	3,907	3,421
Allowance for doubtful accounts	13,187	11,251
Alternative minimum tax carryforwards	133	917
Other	460	—
Total gross deferred tax assets	98,839	75,677
Liabilities —		
Book/tax depreciation difference	53,361	52,528
Net deferred tax assets	45,478	23,149
Valuation allowance	(45,478)	(23,149)
	$ —	$ —

The realization of a significant portion of deferred tax assets is based in part on our estimates of the timing of reversals of certain temporary differences and on the generation of taxable income before such reversals. The net operating loss carryforwards of approximately $175.8 million at December 31, 2004 begin to expire in the year 2012 through 2023. The utilization of any net operating loss carryforwards is dependent on the future profitability of the company. Accordingly, no assurance can be given regarding the ultimate realization of such loss carryforwards, as the utilization of these deferred tax assets is uncertain. Certain past and future changes in ownership will limit our ability to realize portions of the loss carryforwards.

7. COMMITMENTS AND CONTINGENCIES:

Contractual Disputes and Litigation

In July 2003, we formally submitted total claims to Pemex of approximately $78 million and included unapproved claims for extra work related to interferences, interruptions and other delays, as well as claims for additional scope of work performed. Pemex personnel had given us assurances that our properly supported claims would be paid, and our consulting firm from Mexico indicated they believed we would be able to collect the carrying value of our claims of $60.7 million. During the fourth quarter of 2003, it became apparent that the current management at Pemex was resistant to accepting responsibility for resolving these claims due to the changes in personnel negotiating these claims on behalf of Pemex and to the operating structure of Pemex. At December 31, 2003, since there was no final resolution of these claims and the ultimate amount and timing of payment of these claims was uncertain, we reserved $33.1 million related to our previously recorded outstanding unapproved claims against Pemex, and the carrying value of our claim was approximately $25.5 million. During 2004, we collected $2.1 million related to work performed as additional scope of work and $7.0 million, net of $1.0 million value added tax received, for a portion of the non-weather related claims arising out of the EPC 64 contract with Pemex. As of December 31, 2004, the carrying value of the remaining claims included in costs in excess of billings totaled $18.5 million, net of the $33.1 million allowance for doubtful costs in excess of billings. The carrying value is our best estimate of the amount we believe we will collect on our EPC 64 contract claims. We intend to submit the remaining claim related to interruptions due to adverse weather conditions to arbitration in Mexico in accordance with the Rules of Arbitration of the International Chamber of Commerce during the second quarter of 2005. A failure to recover any amount from Pemex in negotiations or arbitration could result in a loss of up to our carrying value of $18.5 million. It is possible that the EPC 64 claim could be settled for an amount in excess of our recorded balance, which could result in a recovery of a portion or all of our reserve in the period settlement is reached. We expect the process for resolving these claims to continue beyond 2005.

In August 2004, the underwriters on the policy for hull insurance purchased to cover physical damage to the *Gulf Horizon* during the tow to Israel filed an action for declaratory judgment in the English High Court seeking a declaration that the policy is void due to a misrepresentation of the risk. We initially filed suit in Harris County, Texas seeking recovery of the full amount of the policy, $28.0 million, plus sue and labor expenses, and damages for wrongful denial of the claim. Since then, the English High Court has ruled that it has exclusive jurisdiction over the matter, and our action in Texas has been dismissed without prejudice. We have now filed a counter claim against the underwriters for $31.0 million, and we expect a trial setting in 2006. Because the acceptance of the claim is in litigation, we have recorded an impairment loss of $20.3 million (restated) on the *Gulf Horizon* to reflect its current market value of $2.0 million as of December 31, 2004, and we have not reflected any expected recoveries of insurance proceeds from the hull insurance policy in our consolidated financial statements. The process of collecting any insurance proceeds will involve extensive negotiations with our insurance carrier, which may result in significant delays in collection and a variance in the amount collected from the insured value. All proceeds received from the insurance company will be used either to repair the vessel, or if the vessel ultimately is determined to be beyond repair, to reduce debt collateralized by the vessel. Upon the recovery of insurance proceeds, if any, a gain will be recognized in the period in which the insurance proceeds are received. See Note 10.

On September 12, 2003, we filed a lawsuit in the 295th Judicial District of the District Court for Harris County, Texas against Williams for whom we provided marine construction services. The lawsuit asserts a claim for damages for breach of contract and wrongful withholding of amounts due to us for services provided under the contract and a claim related to Williams' portion of the insurance deductible under the Builder's Risk insurance policy for the contract totaling $12.3 million. The lawsuit seeks specific compensatory damages and fees and costs. Williams has filed a counter-claim against us for alleged breach of contract. We believe that this counter-claim has no merit and intend to vigorously defend against it. However, if these counter-claims are decided unfavorably to us, the result could either reduce our recovery or if all of our claims are unsuccessful, result in a recovery by Williams, which would have a material adverse impact on our results of operations and financial position. We have not been able to resolve our dispute with Williams through mediation, and the court has reset the trial for October 2005. At December 31, 2004, our reserved contract receivable of $5.5 million from Williams is our best estimate of the amount we believe we will collect. If this litigation is adversely resolved, we could incur a loss for uncollectible amounts of up to the carrying value of $5.5 million for our breach of contract claim and $1.0 million for our claim related to Williams' portion of the insurance deductible under the Builder's Risk insurance policy for our contract with Williams.

We are involved in various routine legal proceedings primarily involving claims for personal injury under the Jones Act and general maritime laws which we believe are incidental to the conduct of our business. We believe that none of these proceedings, if adversely determined, would have a material adverse effect on our business or financial condition.

Stock Purchases by Certain 401(k) Plan Participants

On March 23, 1999, we filed a Form S-8 with the Securities and Exchange Commission registering 150,000 shares of our common stock to be offered under our 401(k) plan. However, from approximately December 18, 2001 through October 23, 2003, participants in our 401(k) plan purchased shares of our common stock for inclusion in their respective 401(k) plan accounts that exceeded the number of shares registered by us under the Form S-8 and were therefore not registered by us as required under the federal securities laws. As a result, the participants for whose account the trustee of the 401(k) plan purchased unregistered shares of our common stock may have the right to rescind their purchases for an amount equal to the purchase price paid for the shares, plus interest from the date of the purchase. In addition, a number of remedies may be available to regulatory authorities, including civil and other penalties. We believe that the applicable statute of limitations under federal securities law for noncompliance with the requirement to register the common stock is one year from the date that the shares of our common stock were purchased for inclusion in a participant's 401(k) plan account, but the statute of limitations under applicable state laws may be for longer periods. On October 30, 2003, we filed a Form S-8 and registered 1.0 million shares of our common stock to be offered under our 401(k) plan.

Since discovery of the fact that certain participants in our 401(k) plan may have purchased shares of our common stock that were not registered under the federal securities laws, we have attempted to obtain the precise number of unregistered shares and other pertinent information from the fund manager and the trustee for our 401(k) plan, but have been unable to obtain adequate information to determine the actual number of unregistered shares purchased and other necessary information. Upon receipt of more definitive information from the fund manager and the trustee, we may offer a right of rescission to those participants in our 401(k) plan that purchased shares of our common stock that were not registered under the federal securities laws.

Leases

We lease office space at various locations under operating leases that expire through 2008, and we have other operating leases expiring thereafter. Our operating leases for our corporate office are subject to increases for variable operating expenses. Rental expense was $3.4 million for 2004, $3.1 million for 2003 and $2.4 million for 2002. Future minimum non-cancelable lease commitments under these agreements for the years ending December 31 are as follows (in thousands):

2005	$ 2,757
2006	2,537
2007	2,491
2008	2,288
2009	153
Thereafter	269
	$10,495

Insurance

We participate in a retrospectively rated insurance agreement. In our opinion, we have adequately accrued for all material liabilities arising from these agreements based upon the total incremental amount that would be paid based upon the with-and-without calculation assuming experience to date and assuming termination.

Employment Agreements

We have entered into employment agreements with four executive officers that expire from 2006 to 2007. In August 2004, we entered into a management consulting agreement with RAS Management Advisors, Inc. and engaged its President as our Chief Restructuring Officer and principal executive officer. We currently do not have any key-man life insurance with respect to our executive officers.

8. LOSS ON EXTINGUISHMENT OF DEBT:

Loss on extinguishment of debt for 2004 relates to the write-off of deferred loan fees of $800,000 and debt discount of $754,000 in connection with the $4.5 million collected from Pemex which was used to prepay a portion of the 18% Subordinated Notes during the third quarter of 2004. Also included in the loss on debt extinguishment is the write-off of deferred loan fees of $165,000 for the early payment of our $15.0 million term loan with Elliott Associates, L.P. during the first quarter of 2004 in connection with the issuance of the 16% Subordinated Notes. Loss on debt extinguishment for 2003 relates to a prepayment penalty of $569,000 and the write-off of deferred loan fees of $299,000 for the early retirement of debt. In June 2003, we refinanced the *Sea Horizon* with another lender and used a portion of the proceeds to repay and extinguish our previous lender's debt resulting in the loss on debt extinguishment.

9. SEVERANCE CHARGES:

During the fourth quarter of 2004, our then president exercised his right to terminate his employment, and we incurred a charge of $1.9 million related to the severance benefit under his amended employment agreement. The amended employment agreement requires us to pay monthly installments of $100,000 commencing on the date of termination and until the severance amount is paid in full. However, upon consummation of a consensual exchange of all or a portion of our Subordinated Notes into our common stock prior to such time, we are required to pay the remaining balance within 90 days from the date of such exchange. We also incurred severance charges of $0.3 million related to another senior employee's termination during the fourth quarter of 2004. These charges in 2004 were recorded as selling, general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2004.

During the second quarter of 2003, we incurred approximately $680,000 in charges related to severance and other costs in connection with the resignation of a key employee. We recorded liabilities of $382,000 for severance and other benefits to be paid pursuant to the employee's separation agreement through August 31, 2004. This amount was to be paid ratably each month through the term of the agreement. In addition, we incurred a non-cash charge of approximately $156,000 related to the remeasurement of the employee's options and a non-cash charge of approximately $142,000 related to the forgiveness of the employee's loan pursuant to conditions in his separation agreement. The charges in 2003 were recorded as selling, general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2003. In May 2004, we determined that this key employee was in violation of the non-compete clause of his severance agreement; and accordingly, we ceased the monthly severance payment under this agreement. During 2004, we reduced selling, general and administrative expenses by the $131,000 remaining liability for this key employee due to the expiration of the severance agreement on August 31, 2004. All related severance charge amounts are reflected in our domestic region.

A rollforward of the severance and restructuring liability for the years ended December 31, 2004 and 2003 is presented in the table that follows (in thousands). The table also includes severance expenses incurred in the normal course of business.

Balance, December 31, 2002	$ —
Severance and restructuring expense	382
Payments	(151)
Balance, December 31, 2003	231
Severance and restructuring expense	2,266
Payments	(168)
Adjustments	(131)
Balance, December 31, 2004	$2,198

10. IMPAIRMENT LOSS ON THE *GULF HORIZON:*

On May 18, 2004, our pipelay barge, the *Gulf Horizon,* caught fire while on tow from the U.S. Gulf of Mexico to Israel to perform the IEC project. A damage assessment was performed, and based on such assessment, we expect that the repair costs will equal or exceed the $28.0 million insured value of the vessel. In accordance with FASB Interpretation No. 30 (FIN 30), "Accounting for Involuntary Conversions of Non-Monetary Assets to Monetary Assets," during the second quarter of 2004, we wrote-off the net book value of the *Gulf Horizon* and related assets totaling $22.3 million to an insurance receivable because we expected the vessel to ultimately be declared a constructive total loss. However, during the third quarter of 2004, the underwriters on the policy of marine hull insurance purchased to cover physical damage to the vessel during the tow have filed a declaratory judgment action in England seeking a declaration that the policy was void from its inception. The underwriters claim that we did not adequately describe the work to be performed by the riding crew of the barge while on tow. The Emerging Issues Task Force (EITF) 01-10 "Accounting for the Impact of the Terrorist Attacks of September 11, 2001" states that a presumption exists that realization of a claim is not probable if the insurance claim is the subject of litigation. Because the acceptance of the claim is in litigation, we have not recognized the recovery of losses under this policy as a receivable, and we have recorded an impairment loss of $20.3 million (restated) on the *Gulf Horizon* to reflect its current market value of $2.0 million as of December 31, 2004. We continue to pursue our insurance claim for the full $28 million policy value, plus associated sue and labor costs, against the underwriters on the applicable hull and machinery policy, and we believe that recovery under that policy is probable. We also carry a policy of mortgagee's interest insurance, which we believe may provide a recovery of up to $9.1 million to the lender on our indebtedness collateralized by the *Gulf Horizon* in the event we do not recover losses under the hull and machinery policy. Any recovery under the policy of mortgagee's interest insurance would be paid directly to the lender, as named beneficiary, and would then be used to reduce our debt. We did not record the benefit from these indirect cash flows. In addition, we carry separate protection and indemnity insurance that covers the costs associated with the recovery of our crew onboard the *Gulf Horizon* related to this incident. We have incurred reimbursable costs under this policy of $0.2 million, net of the related deductible, which is included in other long-term assets. The process of collecting any insurance proceeds will involve extensive negotiations with our insurance carrier, which may result in significant delays in collection and a variance in the amount collected from the insured value. All proceeds received from the insurance company will be used either to repair the vessel, or if the vessel ultimately is determined to be beyond repair, to reduce debt collateralized by the vessel. Upon recovery of insurance proceeds, if any, a gain will be recognized in the period of collection.

11. EMPLOYEE BENEFIT PLAN:

We have a 401(k) Plan for all eligible employees and we make annual contributions to the plan, at the discretion of management.

We contributed $418,000, $428,000 and $406,000 of common stock to the plan during 2004, 2003 and 2002, respectively. We intend to continue to make future contributions with Horizon common stock.

12. STOCKHOLDERS' EQUITY:

At our 2004 Annual Meeting of Stockholders held on July 28, 2004, our stockholders voted to approve the amendment to our amended and restated certificate of incorporation to increase our authorized number of shares of common stock from 35,000,000 shares to 100,000,000 shares of common stock (all of which have voting rights).

Earnings Per Share

The following table presents information necessary to calculate earnings per share for the years ended December 31, 2004, 2003 and 2002 (in thousands, except per share amounts):

	Restated 2004	2003	2002
Net loss	$(63,569)	$(72,504)	$(5,549)
Average common shares outstanding	30,889	26,429	25,573
Basic earnings (loss) per share	$ (2.06)	$ (2.74)	$ (0.22)
Average common and dilutive potential common shares outstanding:			
Average common shares outstanding	30,889	26,429	25,573
Assumed exercise of stock options	—	—	—
	30,889	26,429	25,573
Diluted earnings (loss) per share	$ (2.06)	$ (2.74)	$ (0.22)

Earnings per share data for all periods presented have been computed pursuant to SFAS No. 128, "Earnings Per Share" that requires a presentation of basic earnings per share (basic EPS) and diluted earnings per share (diluted EPS). Basic EPS excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. We included 5,283,300 shares of common stock issuable in connection with warrants issued on March 11, 2004 to holders of our 16% Subordinated Notes in the calculation of weighted average shares used in computing earnings (loss) per share — basic and diluted. The 5,283,300 shares are considered outstanding common shares at March 11, 2004 because these shares were issuable for little cash consideration and there was no contingency for the issuance of these shares. See "Warrants" below. As of December 31, 2004, we had outstanding options covering an aggregate of 3,261,230 shares of common stock, of which 2,710,968 shares were exercisable. Excluded from the computation of diluted EPS for the year ended December 31, 2004, 2003 and 2002 are options to purchase 3,261,230, 3,422,684 and 2,718,220 shares of common stock at a weighted average price of $7.04, $7.34 and $8.59 per share, respectively, as they would be anti-dilutive.

Warrants

In connection with this issuance of the 16% Subordinated Notes, we issued to the holders of such notes warrants to purchase an aggregate of 5,283,300 shares of our common stock for an exercise price of $1.00 per share, expiring March 11, 2009, of which all warrants have been exercised as of December 31, 2004. Holders paid the initial exercise price of $0.99 per share upon issuance of the warrants, and the remaining $0.01 of the per share exercise price was paid upon purchase of the shares. Since we did not receive the cash for the remaining $0.01 per share exercise price for 3,201,993 of these warrants until January 2005, we recorded a subscription receivable at December 31, 2004 as a contra account under stockholders' equity to reflect the exercise of these warrants.

The 16% Subordinated Notes were initially recorded net of a discount totaling approximately $17.3 million, which represents the fair value of the warrants issued determined using the Black-Scholes method, assuming no dividends, as well as the following weighted average assumptions:

Warrant life	5 years
Expected volatility	76.6%
Risk-free interest rate	2.66%

The discount, plus the discount related to offering costs, are amortized as a non-cash charge to interest expense over the term of the 16% Subordinated Notes using the effective interest rate method.

Mandatorily Redeemable Preferred Stock

In connection with the issuance of the additional $9.625 million of 18% Subordinated Notes on November 4, 2004, we issued to the purchasers of such notes 1,400 shares of Series A Preferred Stock, $1.00 par value per share, for $1.00 per share. The Series A Preferred Stock shall be redeemed by us six years from the date of its issuance, or at the option of the Series A Preferred Stock holders upon merger, sale of all or substantially all of our assets, our change of control or our liquidation, for cash in an amount equal to the amount by which the current market price of 14% of the outstanding shares of our common stock on a fully diluted basis (which amount will accrete at a rate of 25% per year commencing six months after issuance, compounded quarterly) exceeds the Warrant (as defined below) exercise price. However, upon stockholder approval, we shall redeem the Series A Preferred Stock with five year warrants (the Warrants) having an aggregate exercise price of $1.925 million to purchase a number of shares of our common stock equal to 14% of the outstanding common stock on a fully diluted basis (after giving effect to the issuance of the Warrants but excluding any out-of-the-money employee options). If the Series A Preferred Stock is redeemed for Warrants, the issuance of the Warrants will result in significant dilution to our stockholders. If not redeemed for Warrants, the holders of the Series A Preferred Stock will have a liquidation preference senior to our stockholders equal to the cash value of the Series A Preferred Stock described above. Pursuant to SFAS No. 150, we are required to classify financial instruments that are within its scope as a liability. Due to the mandatory redemption feature of the Series A Preferred Stock, we recorded the initial measurement of $2.0 million fair value for these shares as a liability. The Series A Preferred Stock was issued and recorded as original issue discount to the 18% Subordinated Notes and was reflected as a debt discount in the accompanying consolidated balance sheet as of December 31, 2004. The discount is amortized as a non-cash charge to interest expense over the term of the 18% Subordinated Notes using the effective interest rate method. Because the amount to be paid upon redemption which varies and is based on specified conditions is not known, the Series A Preferred Stock is subsequently measured at the amount of cash that would be paid under the conditions specified in the contract as if settlement occurred at each reporting date. The resulting change in the amount from the previous reporting date will be recognized as interest cost. As of December 31, 2004, we recognized a $1.6 million decrease in the fair value of this liability, which reduced interest expense, to reflect the current fair value of the Series A Preferred Stock of $0.4 million. The current redemption value of $0.4 million is reflected as a long-term liability in our consolidated balance sheet as of December 31, 2004.

The 1,400 shares of Series A Preferred Stock will be canceled and retired if we consummate the recapitalization transactions contemplated by the Recapitalization Agreement. See Note 16.

Public Offerings of Common Stock

In April 2002, we sold 3,000,000 shares of common stock in a public offering. We received $30.8 million after deducting the underwriting discount and expenses. We used $20.0 million to reduce indebtedness under our revolving credit facilities, and the remainder was used to meet operational liquidity requirements.

Stockholders' Rights Plan

On January 11, 2001, our board of directors adopted a stockholders' rights plan. In connection with the plan, the board of directors approved the authorization of 100,000 shares of $1.00 par value per share, designated the Series A Preferred Stock. Under the plan, preferred stock purchase rights were distributed as a dividend at a rate of one right for each share of our common stock held as of record as of the close of business on January 11, 2001. Additional rights will be issued in respect of all shares of common stock issued while the rights plan is in effect. Each right entitles holders of common stock to buy a fraction of a share of the new series of preferred stock at an exercise price of $50. The rights will become exercisable and detach from the common stock, only if a person or group acquires 20% or more of the outstanding common stock, or announces a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 20% or more of the outstanding common stock. Once exercisable, each right will entitle the holder (other than the acquiring person) to acquire common stock with a value of twice the exercise price of the rights. We will generally be able to redeem the rights at $.001 per right at any time until the close of business on the tenth day after the rights become exercisable. The rights will expire on January 11, 2011, unless redeemed or exchanged at an earlier date. In connection with the recapitalization transactions contemplated by the Recapitalization Agreement, we took appropriate actions to ensure that these transactions did not cause the rights to be exercisable under the stockholders' rights plan.

Stock Options

In January 1998, the board of directors and the stockholders approved the Stock Incentive Plan (the Plan). The Plan provides for the granting of stock options to directors, executive officers, other employees and certain non-employee consultants. The amended Plan has 3.15 million shares available for issuance as optioned shares and terminates in April 2009. The terms of the option awards (including vesting schedules) are established by the compensation committee of the board of directors, but generally vest ratably over three years and unexercised options expire ten years from the date of issue. In May 2002, the board of directors and the stockholders approved the 2002 Stock Incentive Plan (the 2002 Plan). The 2002 Plan has 2.3 million shares available for issuance as optioned shares and shall remain in effect until all awards granted under the 2002 Plan have been satisfied. This plan has the same characteristics as the Plan approved in 1998. At December 31, 2004, we had options for 1.8 million shares of common stock remaining to be issued in aggregate under both plans.

The following table summarizes activity under the Plan for the years ended December 31, 2004, 2003 and 2002:

	Shares	Weighted Average Price
Outstanding at December 31, 2001	1,876,170	$9.34
Granted	916,000	$6.90
Forfeited	(27,966)	$7.52
Exercised	(45,984)	$6.17
Outstanding at December 31, 2002	2,718,220	$8.59
Granted	885,668	$3.58
Forfeited	(181,204)	$7.77
Exercised	—	—
Outstanding at December 31, 2003	3,422,684	$7.34
Granted	115,000	$1.51
Forfeited	(276,454)	$8.42
Exercised	—	—
Outstanding at December 31, 2004	3,261,230	$7.04

The following table summarizes information on stock options outstanding and exercisable as of December 31, 2004, pursuant to the plans:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$15.80 to $23.28	114,000	6.15	$18.68	114,000	$18.68
$8.30 to $15.79	565,011	4.01	$12.44	551,675	$12.51
$4.30 to $8.29	1,812,921	5.87	$ 6.27	1,755,578	$ 6.30
$2.47 to $4.29	679,298	8.25	$ 3.46	289,715	$ 3.47
$0.80 to $2.46	90,000	9.55	$ 0.92	—	$ —
$0.80 to $23.28	3,261,230	6.16	$ 7.04	2,710,968	$ 7.78

Treasury Stock

As of December 31, 2004, treasury stock consisted of 396,458 shares at a cost of $2.6 million, following the issuance of 412,811 and 102,938, shares for the Company's 401(k) contributions in 2004 and 2003, respectively. Treasury stock is stated at the average cost basis.

13. RELATED PARTY TRANSACTIONS:

In August 1998, we entered into a master services agreement with Odyssea Marine, Inc. (Odyssea), an entity wholly-owned by Elliott Companies, to charter certain marine vessels from Odyssea. Prior to December 31, 2004, the Elliott Companies were collectively our largest stockholder. As of December 31, 2004, we owed Odyssea $3.5 million for charter services compared to $1.1 million at December 31, 2003.

Odyssea billed Horizon and Horizon paid Odyssea for services rendered under the agreement as follows (in millions).

	2004	2003	2002
Amount billed to Horizon	$10.3	$17.1	$18.3
Amount paid to Odyssea	$ 7.9	$20.2	$14.7

During 2004, we paid Odyssea approximately $8.1 million for materials it purchased on our behalf for use on our current Pemex project offshore Mexico, which Odyssea made approximately $400,000 profit on this transaction.

In June 2003, we secured a $15.0 million term loan due June 30, 2004 from Elliott Associates, L.P. All amounts of principal and interest under this loan were repaid in March 2004 with a portion of the proceeds received from the issuance of the 16% Subordinated Notes. The Elliott Companies purchased aggregate principal amounts of the Subordinated Notes issued in private placements as follows (in millions). See also Note 5.

Date	Notes	Total Amount Issued	Amount Purchased by the Elliott Companies
March 11, 2004	16% Subordinated Notes	$ 65.4	$15.0
May 27, 2004	16% Subordinated Notes	$ 3.4	$ 0.8
May 27, 2004	18% Subordinated Notes	$18.75	$ 5.3
September 17, 2004	18% Subordinated Notes	$ 5.3	$ 1.6
November 4, 2004	18% Subordinated Notes	$9.625	$ 3.3

On May 1, 2004, we amended our consulting agreement with Edward L. Moses, Jr., one of our directors, to serve as a liaison with the senior management of Pemex on the collection of our contractual claims against Pemex. We paid Mr. Moses an aggregate $105,000 during 2004 under his consulting agreement, which expired on September 30, 2004. Mr. Moses continues to serve on our board of directors.

14. GEOGRAPHIC INFORMATION:

Horizon operates in a single industry segment, the marine construction services industry. Geographic information relating to Horizon's operations follows (in millions):

	Year Ended December 31,		
	2004	2003	2002
Revenues:			
Domestic	$ 73.0	$201.7	$156.6
Latin America	58.2	3.9	106.3
West Africa	17.4	16.2	1.4
Southeast Asia/Mediterranean	105.6	48.1	17.3
Other	—	0.4	1.8
Total	$254.2	$270.3	$283.4
Gross Profit:			
Domestic	$ (6.6)	$ 0.8	$ 12.4
Latin America	11.5	(0.7)	18.4
West Africa	0.9	(1.4)	(2.8)
Southeast Asia/Mediterranean	22.0	8.1	1.6
Other	—	(0.3)	0.8
Total	$ 27.8	$ 6.5	$ 30.4

	As of December 31,	
	2004	2003
Long-lived assets(1):		
Domestic	$119.9	$171.7
Latin America	0.1	0.2
West Africa	18.8	19.7
Southeast Asia/ Mediterranean	60.0	40.1
Other	—	7.7
Total	$198.8	$239.4

(1) Property and equipment includes vessels, property and related marine equipment. Amounts reflect the location of the assets at December 31, 2004 and 2003. Equipment location changes as necessary to meet working requirements. Other identifiable assets include inventory and other long-term assets, and are primarily located in the domestic region. During the fourth quarter of 2004, we recognized a $1.0 million impairment charge for the remaining book value of goodwill related to one of our inactive Mexican subsidiaries. Goodwill of $1.0 million is associated with the Latin American region as of December 31, 2003.

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

The marine construction industry in the U.S. Gulf of Mexico and offshore Mexico is seasonal, with contracts being awarded in the spring and early summer and the work being performed before the onset of adverse winter weather conditions. Seasonality and adverse weather conditions historically have resulted in lower revenues in the fourth and first quarters. We have attempted to offset the seasonality of our core operations in the U.S. Gulf of Mexico and Mexico by expanding our operations to international areas offshore Southeast Asia, West Africa and the Mediterranean. Work in international shallow water areas offshore Southeast Asia and in the Mediterranean is less cyclical and is not impacted seasonally to the degree the U.S. Gulf of Mexico and offshore Mexico is impacted. The West Africa work season helps to offset the decreased demand during the winter months in the U.S. Gulf of Mexico. Full year results are not a direct multiple of any quarter or combination of quarters because of this seasonality.

The following table sets forth selected quarterly information for 2004 and 2003 (in thousands, except per share data). We believe that all necessary adjustments have been included in the amounts stated below to present fairly the results of such periods.

	Quarter Ended			
	Restated March 31	Restated June 30	Restated September 30	Restated December 31
2004				
Contract revenues	$ 42,483	$ 44,932	$ 94,600	$ 72,194
Gross profit (loss) (1)	(124)	(1,031)	15,940	13,033
Operating loss (1) (2) (3)	(5,965)	(9,032)	(13,285)	(5,908)
Net loss (1) (2) (3) (4)	(10,698)	(16,195)	(23,127)	(13,549)
EARNINGS (LOSS) PER SHARE:				
Net loss per share — basic and diluted	$ (0.39)	$ (0.51)	$ (0.72)	$ (0.42)
Shares used in computing net loss:				
Basic and Diluted	27,656	31,831	31,945	32,099
	March 31	June 30	September 30	December 31
2003				
Contract revenues	$ 67,061	$ 57,928	$79,770	$ 65,554
Gross profit (loss)	2,534	(750)	7,469	(2,752)
Operating income (loss) (5)	(2,884)	(7,231)	2,071	(61,628)
Net loss (5) (6)	(2,948)	(4,057)	(289)	(65,210)
EARNINGS (LOSS) PER SHARE:				
Net loss per share — basic and diluted	$ (0.11)	$ (0.15)	$ (0.01)	$ (2.46)
Shares used in computing net loss:				
Basic and Diluted	26,388	26,417	26,443	26,467

(1) Includes a pretax $6.4 million impairment loss on our inventory of production platforms and other structures included in cost of contract revenues during the fourth quarter of 2004.

(2) Includes a pretax $20.3 million (restated) impairment loss on property, equipment and intangibles for the *Gulf Horizon* due to a fire included in cost of contract revenues during the third quarter of 2004.

(3) Includes a pretax $5.7 million reserve for settlement of the Iroquois litigation and claims, $2.1 million impairment loss on property, equipment and intangibles and $3.3 million loss on assets held for sale during the fourth quarter of 2004.

(4) Includes a $22.3 million valuation allowance to fully offset the net deferred tax asset recorded during 2004.

(5) Includes a pretax $21.3 million impairment loss related to several marine vessels and related marine equipment recorded during the fourth quarter of 2003 and a $33.1 million reserve for unapproved claims against Pemex recorded during the fourth quarter of 2003.

(6) Includes a $23.1 million valuation allowance to fully offset the net deferred tax asset recorded during the fourth quarter of 2003.

16. SUBSEQUENT EVENTS:

In light of our substantial debt and inability to generate sufficient cash flows from operations to service it; since the second quarter of 2004, our management has explored a significant number of financing alternatives designed to refinance and restructure our debt maturing in 2005 and provide us with additional working capital to support our operations. While management was in the process of negotiating a financing proposal, we were required to repay all of our outstanding indebtedness under our revolving credit facilities with Southwest Bank that matured in February 2005, which further impacted our liquidity. In March 2005, our negotiations to obtain additional financing and to refinance our indebtedness maturing in 2005 failed. As a result, our only alternative to commencing bankruptcy proceedings was to proceed to implement our previously announced recapitalization plan with the holders of our Subordinated Notes in two steps. The first step consisted of closing the Senior Credit Facilities of $30 million and $40 million, respectively, with holders and affiliates of holders of our Subordinated Notes on March 31, 2005. In addition to being a lender, Manchester Securities Corp., an affiliate of Elliott Associates, L.P. and an entity under common management with Elliott International, L.P., each of which are holders of our Subordinated Notes and shares of our Series A Preferred Stock, serves as agent for the other lenders under the Senior Credit Facilities.

The $30 million senior secured term loan bears interest at 15% per annum, payable monthly 10% in cash and 5% paid in-kind, requires a monthly principal payment of $500,000 beginning July 2005 and matures on March 31, 2007. The $40 million senior secured term loan bears interest at 10% per annum, payable monthly 8% in cash and 2% paid in-kind, and matures on March 31, 2007. Upon an event of default under the Senior Credit Facilities, the interest rate on each loan increases 2%, payable in cash on demand. In addition to interest, a loan servicing fee of 0.5% based upon the aggregate unpaid principal balance of the Senior Credit Facilities is payable quarterly in cash. The Senior Credit Facilities are collateralized by the cash collateral used to secure the letter of credit under the IEC contract, the outstanding claims and receivables from Pemex and Williams, accounts receivable, and first or second liens on all of our vessels and existing and future assets. The Senior Credit Facilities have covenants that restrict us from creating additional liens, incurring additional indebtedness, entering into certain affiliate transactions, disposing of assets other than in the ordinary course of business, and prohibit us from making certain payments. The Senior Credit Facilities also have the same financial covenants as our existing credit facilities, which were amended in connection with the financing transaction. In addition, any event of default as specified in the documents governing the Senior Credit Facilities could result in acceleration of our indebtedness.

The second step of our recapitalization plan consists of a debt for equity exchange. In order to implement this exchange, we entered into the Recapitalization Agreement with the holders of all of our Subordinated Notes that terminated the October 29, 2004 recapitalization letter agreement. The Recapitalization Agreement contemplates that we will use our best efforts to close a series of recapitalization transactions pursuant to which the holders of our Subordinated Notes will exchange approximately $85 million of Subordinated Notes and 1,400 shares of our Series A Preferred Stock for one million shares of Series B Preferred Stock and 60 million shares of our common stock. The common stock and Series B Preferred Stock issued in the debt for equity exchange on an "as converted" basis will be equivalent to 95% of our aggregate outstanding common stock after giving effect to the recapitalization transactions. This equity will also be issued in consideration of the Subordinated Note holders consenting to the financing transaction and release of all of the collateral securing the Subordinated Notes, amending the terms of the $25 million of Subordinated Notes that are expected to remain outstanding following the closing of the recapitalization transactions, and, if applicable, participating in the financing transaction as a lender. In addition, in order to be able to issue common stock and the Series B Preferred Stock as required by the Recapitalization Agreement without the lengthy delay associated with obtaining stockholder approval required under the Nasdaq Marketplace Rules, we decided to delist our shares of common stock from the Nasdaq National Market, effective as of the close of business on April 1, 2005.

The $25 million of Subordinated Notes that we expect to remain outstanding after the recapitalization transactions will accrue interest annually at 8% payable in-kind and mature on March 31, 2010. In addition, the documents governing the Subordinated Notes will be amended to delete certain covenants and events of default.

The Series B Preferred Stock will automatically convert into common stock upon an amendment to our certificate of incorporation to increase our authorized number of shares of common stock. In the Recapitalization Agreement, we have agreed to call a stockholders' meeting for this purpose not earlier than September 15, 2005 nor later than October 31, 2005. Prior to such mandatory conversion, the Series B Preferred Stock will have a liquidation preference equal to the greater of $40 million or the value of the shares of our common stock into which the preferred stock is convertible immediately prior to liquidation. In addition, if the Series B Preferred Stock is not automatically converted into common stock by March 31, 2011, we will be required to redeem the preferred stock for cash equal to $40 million increased at a rate of 10% per year, compounded quarterly, commencing June 30, 2005.

We will use the proceeds of the Senior Credit Facilities to repay $25.6 million outstanding under our revolving credit facility with CIT Group maturing in May 2005, make a $2.0 million prepayment on our CIT Group term loan and pay an estimated $3.0 million for closing costs and fees. We will use the balance of the proceeds from the financing transaction to provide working capital to support operations and for other general corporate purposes. In connection with obtaining this financing, we restructured our term loan with CIT Group due June 2006 to extend the $15 million payment due in December 2005 until March 2006 and accelerate the maturity date from June 2006 to March 2006. In addition, we restructured the collateral securing the CIT Group term loan, increased its interest rate to LIBOR plus 6%, and are required to make monthly principal payments of $500,000 beginning in April 2005 with the remaining principal balance due on March 31, 2006 and pay a closing fee equal to 1.5% of the outstanding principal term loan balance. The restructured collateral on the CIT Group term loan includes all existing security, second or third liens on all assets collateralizing the Senior Credit Facilities and all proceeds received from any loss or insurance recovery on the *Gulf Horizon.* This term loan requires us to maintain a ratio of collateral to the principal balance of at least 1.25 to 1.

We received consents from our existing lenders to enter into this financing transaction and amended our financial covenants in these existing credit facilities. As a result of consummating the financing transaction, based on management's protections, we expect to be in compliance with our amended debt covenants until at least December 31, 2005.

Based on management's current projections and as a result of consummating this financing transaction, we believe that we will have sufficient liquidity to fund operations through at least December 31, 2005.

17. RESTATEMENT OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2004 (UNAUDITED):

We have restated our consolidated interim balance sheet as of September 30, 2004 and the related statement of operations and cash flows for the three and nine months ended September 30, 2004 to reflect the additional loss related to the expected benefit, if any, from the indirect cash flows under the mortgagee's interest insurance policy for the *Gulf Horizon* and the recognition of this benefit as a long-term asset. Also, we have restated our earnings (loss) per share — basic and diluted for 2004 (including the interim periods therein) to include 5,283,300 shares of common stock issuable in connection with warrants issued on March 11, 2004 to holders of our 16% Subordinated Notes in the calculation of weighted average shares used in computing earnings (loss) per share — basic and diluted. The restatement for the three months ended September 30, 2004 increased the operating loss of $(4.2) million to $(13.3) million, increased the net loss of $(14.1) million, or $(0.52) per share — basic and diluted, to $(23.1) million or $(0.72) per share — basic and diluted, and increased the weighted average shares used in computing earnings (loss) per share — basic and diluted from 27,205,578 to 31,944,945. The restatement for the nine months ended September 30, 2004 increased the operating loss of $(19.2) million to $(28.3) million, increased the net loss of $(40.9) million, or $(1.52) per share — basic and diluted, to $(50.0) million, or $(1.64) per share — basic and diluted, increased the weighted average shares used in computing earnings (loss) per share — basic and diluted from 26,946,274 to 30,482,711, and reduced assets by $(9.1) million and increased our accumulated deficit by $(9.1) million at September 30, 2004.

HORIZON OFFSHORE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Restated September 30, 2004
	(In thousands, except share data)
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 11,248
Accounts receivable, net —	
Contract receivables	114,865
Costs in excess of billings, net	38,804
Affiliated parties	3
Income tax refund receivable	78
Other current assets	4,812
Assets held for sale	9,618
Total current assets	179,428
PROPERTY AND EQUIPMENT, net	204,031
RESTRICTED CASH	14,449
INVENTORY	8,162
OTHER ASSETS	27,967
	$ 434,037
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable	$ 51,063
Accrued liabilities	7,945
Accrued job costs	49,310
Billings in excess of costs	7,718
Current maturities of long-term debt	67,371
Current portion of subordinated notes, net of discount	32,749
Current taxes payable	1,686
Total current liabilities	217,842
LONG-TERM DEBT, net of current maturities	63,486
SUBORDINATED NOTES, net of current portion and discount	44,611
OTHER LIABILITIES	1,377
Total liabilities	327,316
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY:	
Preferred stock, $1 par value, 5,000,000 shares authorized, none issued and outstanding	—
Common stock, $1 par value, 100,000,000 shares authorized, 28,171,132 shares issued	17,464
Additional paid-in capital	196,955
Accumulated deficit	(104,171)
Treasury stock, 537,814 shares	(3,527)
Total stockholders' equity	106,721
	$ 434,037

HORIZON OFFSHORE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Restated Three Months Ended September 30, 2004	Restated Nine Months Ended September 30, 2004
	(In thousands, except share and per share data)	
CONTRACT REVENUES	$ 94,600	$ 182,015
COST OF CONTRACT REVENUES	78,660	167,230
Gross profit	15,940	14,785
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	8,473	19,747
IMPAIRMENT OF PROPERTY AND EQUIPMENT	20,302	20,302
IMPAIRMENT LOSS ON ASSETS HELD FOR SALE	450	3,018
Operating income (loss)	(13,285)	(28,282)
OTHER:		
Interest expense	(8,122)	(18,580)
Interest income	27	55
Loss on debt extinguishment	(1,554)	(1,719)
Other income (expense), net	(121)	(99)
NET LOSS BEFORE INCOME TAXES	(23,055)	(48,625)
INCOME TAX PROVISION (BENEFIT)	72	1,395
NET LOSS	$ (23,127)	$ (50,020)
EARNINGS (LOSS) PER SHARE — BASIC AND DILUTED:		
Net loss per share — basic and diluted	$ (0.72)	$ (1.64)
WEIGHTED AVERAGE SHARES USED IN COMPUTING NET LOSS PER SHARE:		
BASIC AND DILUTED	31,944,945	30,482,711

HORIZON OFFSHORE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Restated Nine Months Ended September 30, 2004
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(50,020)
Adjustments to reconcile net loss to net cash used in operating activities-	
Depreciation and amortization	13,887
Impairment of property and equipment	20,302
Impairment loss on assets held for sale	3,018
Deferred income tax benefit	—
Paid in-kind interest on subordinated notes	7,159
Amortization of subordinated debt discount recorded as interest expense	3,198
Amortization of deferred loan fees recorded as interest expense	2,314
Loss on debt extinguishment	1,719
Loan prepayment penalty financed through additional debt	—
Expense recognized for issuance of treasury stock for 401(k) plan contributions	328
Stock compensation expense	—
Changes in operating assets and liabilities —	
Restricted cash	(14,449)
Accounts receivable	(13,423)
Costs in excess of billings	(4,107)
Billings in excess of costs	1,884
Inventory	88
Other assets	(18,962)
Accounts payable	21,792
Accrued and other liabilities	7,198
Accrued job costs	(7,036)
Current taxes payable	265
Net cash used in operating activities	(24,845)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases and additions to property and equipment	(5,500)
Net cash used in investing activities	(5,500)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Borrowings on term debt	—
Principal payments on term debt	(7,230)
Borrowings on revolving credit facilities	25,650
Payments on revolving credit facilities	(44,100)
Borrowings on related party debt	—
Proceeds from issuance of subordinated notes	47,537
Proceeds from issuance of subordinated notes allocable to warrants	16,593
Principal payments on subordinated notes	(4,472)
Deferred loan fees	(2,509)
Stock option and warrant transactions and other	9
Net cash provided by financing activities	31,478
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,133
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,115
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 11,248
SUPPLEMENTAL DISCLOSURES:	
Cash paid for interest	$ 6,079
Cash paid for income taxes	$ 1,900
Cash refund for income taxes	$ 906
NON-CASH INVESTING AND FINANCING ACTIVITIES:	
Repayment of debt with proceeds of subordinated notes and additional term debt	$ 15,000
Capital expenditures for property and equipment included in accrued liabilities	$ 999
Payment of deferred loan fees and warrant issuance costs with proceeds of additional term debt	$ 8,905

18. RESTATEMENT OF EARNINGS (LOSS) PER SHARE — BASIC AND DILUTED FOR THE INTERIM PERIODS OF 2004 AND THE THREE MONTHS ENDED DECEMBER 31, 2004 (UNAUDITED):

	Three months ended March 31, 2004
EARNINGS (LOSS) PER SHARE — BASIC AND DILUTED	
Previously reported	$ (0.40)
As restated	$ (0.39)
WEIGHTED AVERAGE SHARES USED IN COMPUTING EARNINGS PER SHARE — BASIC AND DILUTED	
Previously reported	26,542,622
As restated	27,656,393

	Three months ended June 30, 2004	Six months ended June 30, 2004
EARNINGS (LOSS) PER SHARE — BASIC AND DILUTED		
Previously reported	$ (0.60)	$ (1.00)
As restated	$ (0.51)	$ (0.90)
WEIGHTED AVERAGE SHARES USED IN COMPUTING EARNINGS PER SHARE — BASIC AND DILUTED		
Previously reported	27,087,771	26,815,196
As restated	31,830,727	29,743,560

	Three months ended September 30, 2004	Nine months ended September 30, 2004
EARNINGS (LOSS) PER SHARE — BASIC AND DILUTED		
Previously reported	$ (0.52)	$ (1.52)
As restated	$ (0.72)	$ (1.64)
WEIGHTED AVERAGE SHARES USED IN COMPUTING EARNINGS PER SHARE — BASIC AND DILUTED		
Previously reported	27,205,578	26,946,274
As restated	31,944,945	30,482,711

	Three months ended December 31, 2004
EARNINGS (LOSS) PER SHARE — BASIC AND DILUTED	
Previously reported	$ (0.48)
As restated	$ (0.42)
WEIGHTED AVERAGE SHARES USED IN COMPUTING EARNINGS PER SHARE — BASIC AND DILUTED	
Previously reported	28,088,059
As restated	32,099,117

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

HORIZON OFFSHORE, INC.

By: /s/ RONALD D. MOGEL
Ronald D. Mogel
Vice President and Chief Financial Officer

Date: August 15, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN T. MILLS John T. Mills	Chairman of the Board	August 15, 2005
/s/ DAVID W. SHARP David W. Sharp	President, Chief Executive Officer and Director (Principal Executive Officer)	August 15, 2005
/s/ RONALD D. MOGEL Ronald D. Mogel	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 15, 2005
Michael R. Latina	Director	
/s/ KEN R. LESUER Ken R. Lesuer	Director	August 15, 2005
Edward L. Moses, Jr.	Director	
/s/ CHARLES O. BUCKNER Charles O. Buckner	Director	August 15, 2005
/s/ J. LOUIS FRANK J. Louis Frank	Director/Chairman, Emeritus	August 15, 2005
Raymond L. Steele	Director	
/s/ HARRY L. MAX, JR. Harry L. Max, Jr.	Director	August 15, 2005

EXHIBIT INDEX

Exhibit Number	
3.1	— Amended and Restated Certificate of Incorporation of the Company(1)
3.2	— Bylaws of the Company(1)
3.3	— Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company(21)
4.1	— Specimen Common Stock certificate(1)
4.2	— Rights Agreement, dated as of January 11, 2002, between Horizon Offshore, Inc. and Mellon Investor Services LLC, as Rights Agent, including (i) as Exhibit A — the Form of Certificate of Designations, (ii) as Exhibit B — the Forms of Rights Certificate, Assignment and Election to Purchase, and (iii) as Exhibit C — the Summary Description of the Stockholder Rights Plan(7)
4.3	— Form of Warrant(18)
4.4	— Certificate of Designation, Preferences and Rights of the Company's Series A Redeemable Participating Preferred Stock(24)
4.5	— Certificate of Designation, Preferences and Rights of the Company's Series B Convertible Redeemable Preferred Stock(31)
10.1	— Form of Indemnity Agreement by and between the Company and each of its directors(1)
10.2	— The Company's Stock Incentive Plan(1)*
10.3	— Form of Stock Option Agreement under the Company's Stock Incentive Plan(1)*
10.4	— Registration Rights Agreement dated as of December 4, 1997 among the Company, Highwood Partners, L.P., and Westgate International, L.P.(1)
10.5	— Loan Agreement dated December 30, 1998 among Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., The CIT Group/Equipment Financing, Inc., as agent, and the other lenders specified therein(6)
10.6	— Amendment No. 1 to Loan Agreement dated as of January 30, 1999 among Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., The CIT Group/Equipment Financing, Inc., as agent, and the other lenders specified therein(5)
10.7	— Amendment No. 2 to Loan Agreement dated as of May 25, 1999 among Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., The CIT Group/Equipment Financing, Inc., as agent, and the other lenders specified therein(5)
10.8	— Amendment No. 3 to Loan Agreement dated as of November 30, 1999 among Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., The CIT Group/Equipment Financing, Inc., as agent, and the other lenders specified therein(5)
10.9	— Amendment No. 4 to Loan Agreement dated as of January 31, 2000 among Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., The CIT Group/Equipment Financing, Inc., as agent, and the other lenders specified therein(5)
10.10	— Amendment No. 5 to the Loan Agreement dated as of June 30, 2000 among Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., The CIT Group/Equipment Financing Inc., as agent, and the other lenders specified therein(3)
10.11	— Loan Agreement, dated March 26, 2001 between Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc. and Southwest Bank of Texas, N.A.(8)
10.12	— Loan Agreement dated June 29, 2001, between Horizon Vessels, Inc. and General Electric Capital Corporation(9)
10.13	— Credit Agreement dated May 10, 2001, among Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., Horizon Offshore, Inc. and The CIT Group/Equipment Financing, Inc.(9)
10.14	— Employment Agreement and Non-Competition Agreement dated June 1, 2001 between the Company and Bill Lam(11)*
10.15	— Loan Agreement dated June 29, 2001, among Horizon Vessels, Inc., Horizon Offshore, Inc., Horizon Offshore Contractors, Inc. and SouthTrust Bank(11)

Exhibit Number

10.16 — Loan Agreement dated August 31, 2001, between Horizon Vessels International Ltd. and GMAC Business Credit, LLC(10)

10.17 — Loan Agreement dated August 15, 2001, among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc., HorizEn, L.L.C. and Southwest Bank of Texas, N.A.(10)

10.18 — First Amendment to Loan Agreement dated as of April 17, 2002 among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc. and Southwest Bank of Texas, N.A., as Agent(12)

10.19 — First Amendment to EXIM Guaranteed Loan Agreement dated as of April 17, 2002 among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc., HorizEn, L.L.C. and Southwest Bank of Texas, N.A., as Agent(12)

10.20 — Horizon Offshore, Inc. 2002 Stock Incentive Plan(13)*

10.21 — Fourth Amendment to Loan Agreement dated as of September 30, 2002, among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc. and Southwest Bank of Texas, N.A.(14)

10.22 — Third Amendment to EXIM Guaranteed Loan Agreement dated as of September 30, 2002, among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc., HorizEn, L.L.C., and Southwest Bank of Texas, N.A.(14)

10.23 — Fifth Amendment to Loan Agreement dated as of March 6, 2003, among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc. and Southwest Bank of Texas, N.A.(15)

10.24 — Fourth Amendment to EXIM Guaranteed Loan Agreement dated as of March 6, 2003, among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc., HorizEn, L.L.C., and Southwest Bank of Texas, N.A.(15)

10.25 — Employment and Non-Competition Agreement dated May 31, 2002 between the Company and J. Louis Frank(15)*

10.26 — Amended and Restated Employment Agreement dated January 1, 2003 between the Company and James Devine(15)*

10.27 — Amendment No. 8 to Loan Agreement dated as of May 13, 2003, among Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., Horizon Offshore, Inc., The CIT Group/Equipment Financing Inc., as agent, and the other lenders specified therein(16)

10.28 — Loan Agreement dated June 4, 2003, between Horizon Vessels, Inc., as borrower and Elliott Associates, L.P., as lender(17)

10.29 — Amendment No. 1 dated as of June 30, 2003 to Loan Agreement dated June 4, 2003, between Horizon Vessels, Inc., as borrower and Elliott Associates, L.P., as lender(17)

10.30 — Loan Agreement dated June 30, 2003, between Horizon Vessels International, Ltd., as borrower and Boeing Capital Corporation, as lender(17)

10.31 — Amendment No. 2 dated as of June 30, 2003 to Credit Agreement dated May 10, 2001, among Horizon Vessels, Inc., as borrower, Horizon Offshore Contractors, Inc. and Horizon Offshore, Inc., as guarantors and The CIT Group/Equipment Financing, Inc., as lender(17)

10.32 — Employment and Non-Competition Agreement dated July 1, 2003 between the Company and David W. Sharp(17)*

10.33 — Employment and Non-Competition Agreement dated July 1, 2003 between the Company and William B. Gibbens(17)*

10.34 — Consulting Agreement dated December 4, 2003 between the Company and Edward L. Moses(18)*

10.35 — Purchase Agreement dated as of March 11, 2004 among Horizon Offshore, Inc., as issuer, Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels International, Ltd., HorizEn L.L.C., ECH Offshore, S. de R.L. de C.V., and HOC Offshore, S. de R.L. de C.V., as guarantors, and the initial purchasers named therein(18)

Exhibit Number

10.36 — Amendment No. 1 dated March 11, 2004 to the Registration Rights Agreement dated as of December 4, 1997 among Horizon Offshore, Inc., Highwood Partners, L.P. and Westgate International, L.P.(18)

10.37 — Registration Rights Agreement dated as of March 11, 2004 among Horizon Offshore, Inc., as issuer, Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels International, Ltd., HorizEn L.L.C., ECH Offshore, S. de R.L. de C.V., and HOC Offshore, S. de R.L. de C.V., as guarantors, and the initial purchasers named therein(18)

10.38 — Sixth Amendment to Loan Agreement dated as of January 30, 2004, among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc., and Southwest Bank of Texas, N.A., as agent(18)

10.39 — Fifth Amendment to EXIM Guaranteed Loan Agreement dated as of January 30, 2004, among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc., HorizEn, L.L.C. and Southwest Bank of Texas, N.A., as agent(18)

10.40 — Seventh Amendment to Loan Agreement dated as of March 11, 2004, among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc., and Southwest Bank of Texas, N.A., as agent(18)

10.41 — Sixth Amendment to EXIM Guaranteed Loan Agreement dated as of March 11, 2004, among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc., HorizEn, L.L.C., and Southwest Bank of Texas, N.A., as agent(18)

10.42 — First Amendment to Loan Agreement dated as of March 10, 2004, among Horizon Vessels International, Ltd. and Boeing Capital Corporation(18)

10.43 — Amendment No. 9 to Loan Agreement dated as of March 11, 2004, among Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., Horizon Offshore, Inc., The CIT Group/Equipment Financing Inc., as agent, and the other lenders specified therein(18)

10.44 — Loan Agreement dated June 29, 2001, as amended and restated as of March 11, 2004, among Horizon Vessels, Inc., Horizon Offshore, Inc., Horizon Offshore Contractors, Inc. and SouthTrust Bank(18)

10.45 — Amendment No. 3 dated as of March 11, 2004 to Credit Agreement dated as of May 10, 2001, as amended, among Horizon Vessels, Inc. Horizon Offshore Contractors, Inc., Horizon Offshore, Inc., and The CIT Group/Equipment Financing, Inc., as the lender(18)

10.46 — First Amendment dated May 1, 2004 to Consulting Agreement between the Company and Edward L. Moses dated December 4, 2003(19)*

10.47 — Purchase Agreement, dated as of May 27, 2004, among Horizon Offshore, Inc., as issuer, Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels International, Ltd., HorizEn L.L.C., ECH Offshore, S. de R.L. de C.V., and HOC Offshore, S. de R.L. de C.V., as guarantors, and the initial purchasers named therein(22)

10.48 — Amendment No. 1 and Waiver dated May 27, 2004 to Purchase Agreement, dated as of March 11, 2004, among Horizon Offshore, Inc., and the holders listed on the signature pages thereto(22)

10.49 — Amendment No. 1 dated September 3, 2004 to Employment and Non-Competition Agreement between the Company and J. Louis Frank Dated May 1, 2002(23)*

10.50 — Amendment No. 1 dated September 14, 2004 to Employment and Non-Competition Agreement between the Company and Bill J. Lam Dated June 1, 2001(23)*

10.51 — Amendment No. 1 to May Purchase Agreement, dated as of November 4, 2004, by and among Horizon Offshore, Inc., the guarantors specified therein and the purchasers specified therein(24)

10.52 — Preferred Stock Purchase Agreement, dated as of November 4, 2004, by and among Horizon Offshore, Inc. and the purchasers specified therein (including the form of warrant certificate and registration rights agreement attached thereto) (24)

10.53 — Recapitalization Letter Agreement, dated as of October 29, 2004, by and among Horizon Offshore, Inc. and the holders of subordinated notes specified therein(24)

Exhibit Number

10.54 — Amendment No. 2, dated as of November 4, 2004, to Employment and Non-Competition Agreement dated May 31, 2002 between the Company and J. Louis Frank, as amended on September 3, 2004(24)*

10.55 — Seventh Amendment to EXIM Guaranteed Loan Agreement, dated as of November 4, 2004, among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc., HorizEn, L.L.C., and Southwest Bank of Texas, N.A., as agent, and the other lenders specified therein(24)

10.56 — Eighth Amendment to Loan Agreement, dated as of November 4, 2004, among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc., and Southwest Bank of Texas, N.A., as agent, and the other lenders specified therein(24)

10.57 — Amendment No. 4 to Credit Agreement, dated as of November 4, 2004, to the Credit Agreement, dated as of May 10, 2001, as amended, among Horizon Vessels, Inc., Horizon Contractors, Inc., Horizon Offshore, Inc. and The CIT Group/Equipment Financing, Inc., as the lender(24)

10.58 — Amendment No. 10 to Loan Agreement, dated as of November 4, 2004, to the Loan Agreement, dated as of December 30, 1998, as amended, among Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., Horizon Offshore, Inc., The CIT Group/Equipment Financing, Inc, as agent and for the other lenders specified therein(24)

10.59 — First Amendment to Amended and Restated Loan Agreement, dated as of November 4, 2004, among Horizon Vessels, Inc., Horizon Offshore, Inc., Horizon Off shore Contractors, Inc. and SouthTrust Bank(24)

10.60 — Second Amendment to Loan Agreement, dated as of October 29, 2004, among Horizon Vessels International, Ltd. and General Electric Capital Corporation of Tennessee(24)

10.61 — Second Amendment dated November 8, 2004 to the Consulting between the Company and Edward L. Moses dated December 4, 2003, as amended May 1, 2004(25)*

10.62 — Amended and Restated Employment Agreement between the Company and George G. Reuter dated July 1, 2003(26)*

10.63 — Eighth Amendment to EXIM Guaranteed Loan Agreement, dated as of January 20, 2005 among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc., HorizEn, L.L.C., and Southwest Bank of Texas, N.A., as agent, and the other lenders specified therein(27)

10.64 — Ninth Amendment to Loan Agreement, dated as of January 20, 2005, among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc., and Southwest Bank of Texas, N.A., as agent, and the other lenders specified therein(27)

10.65 — Ninth Amendment to EXIM Guaranteed Loan Agreement, dated as of February 11, 2005 among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc., HorizEn, L.L.C., and Southwest Bank of Texas, N.A., as agent, and the other lenders specified therein(28)

10.66 — Tenth Amendment to EXIM Guaranteed Loan Agreement, dated as of February 18, 2005 among Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels, Inc., HorizEn, L.L.C., and Southwest Bank of Texas, N.A., as agent, and the other lenders specified therein(29)

10.67 — Financing Agreement, dated as of March 31, 2005, by and among Horizon Offshore, Inc., Horizon Offshore Contractors, Inc., and Horizon Vessels, Inc., as borrowers, the guarantors specified therein, Manchester Securities Corp., as agent, and the other lenders specified therein.(31)

10.68 — Recapitalization Letter Agreement, dated as of March 31, 2005, by and among Horizon Offshore, Inc. and the holders of subordinated notes specified therein.(31)

10.69 — Amendment No. 11 to Loan Agreement, dated as of March 31, 2005, to the Loan Agreement, dated as of December 30, 1998, as amended, among Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., Horizon Offshore, Inc., The CIT Group/Equipment Financing, Inc, as agent and for the other lenders specified therein.(31)

10.70 — Second Amendment to Amended and Restated Loan Agreement, dated as of March 31, 2005, among Horizon Vessels, Inc., Horizon Offshore, Inc., Horizon Offshore Contractors, Inc. and Wachovia Bank, National Association (as successor by merger to SouthTrust Bank).(31)

Exhibit Number

10.71 — Third Amendment to Loan Agreement, dated as of March 31, 2005, among Horizon Vessels International, Ltd. and General Electric Capital Corporation of Tennessee.(31)

10.72 — Amendment No. 1, dated as of March 31, 2005, to that certain Rights Agreement dated January 11, 2002, by and between Horizon Offshore, Inc. and Mellon Investor Services, LLC., as Rights Agent.(31)

10.73 — Amended and Restated Purchase Agreement dated as of April 30, 2005 among Horizon Offshore, Inc., as issuer, Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels International, Ltd., HorizEn L.L.C., ECH Offshore, S. de R.L. de C.V., and HOC Offshore, S. de R.L. de C.V., as guarantors, and the holders named therein(32)

10.74 — Amended and Restated Purchase Agreement, dated as of April 30, 2005, among Horizon Offshore, Inc., as issuer, Horizon Vessels, Inc., Horizon Offshore Contractors, Inc., Horizon Subsea Services, Inc., Horizon Vessels International, Ltd., HorizEn L.L.C., ECH Offshore, S. de R.L. de C.V., and HOC Offshore, S. de R.L. de C.V., as guarantors, and the holders named therein(32)

10.75 — Registration Rights Agreement dated as of April 30, 2005 among Horizon Offshore, Inc. and the initial holders named therein(32)

10.76 — Employment Agreement between Horizon Offshore, Inc. and David W. Sharp dated as of July 6, 2005(33)*

10.77 — Employment Agreement between Horizon Offshore, Inc. and George G. Reuter dated as of July 6, 2005(33)*

10.78 — Employment Agreement between Horizon Offshore, Inc. and William B. Gibbens, III dated as of July 6, 2005(33)*

10.79 — Employment Agreement between Horizon Offshore, Inc. and Ronald D. Mogel dated as of July 6, 2005(33)*

10.80 — Horizon Offshore, Inc. 2005 Annual Incentive Bonus Plan(34)*

10.81 — First Amendment to Financing Agreement, dated as of the 29th day of July, 2005, by and among Horizon Offshore, Inc., each subsidiary of the Parent listed as a Borrower on the signature pages thereto, each subsidiary of the Parent listed as a Guarantor on the signature pages thereto, the investors listed on the signature pages thereto, and Manchester Securities Corp., as collateral agent and administrative agent for the Lenders(35)

14.1 — Code of Ethics and Business Conduct(18)

16.1 — Letter Regarding Change in Certifying Accountant dated June 18, 2004(20)

21.1 — Subsidiaries of the Company(30)

23.1 — Consent of Grant Thornton LLP(36)

23.2 — Consent of PricewaterhouseCoopers LLP(36)

31.1 — Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(36)

31.2 — Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(36)

32.1 — Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(36)

32.2 — Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(36)

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(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration Statement No. 333-43965).

(2) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

(3) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(4) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

(5) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

(6) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

(7) Incorporated herein by reference to Exhibits 1, 2, 3 and 4 to the Company's Registration Statement on Form 8-A12B, filed with the Commission on January 18, 2002.

(8) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

(9) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

(10) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(11) Incorporated by reference to the Company's Annual Report on Form 10K-405 for the year ended December 31, 2001.

(12) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

(13) Incorporated by reference to Exhibit A to our Definitive Schedule 14A filed on April 8, 2002.

(14) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(15) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

(16) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

(17) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

(18) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

(19) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

(20) Incorporated by reference to the Company's Current Report on Form 8-K dated June 18, 2004.

(21) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

(22) Incorporated by reference to the Company's Current Report on Form 8-K dated July 14, 2004.

(23) Incorporated by reference to the Company's Current Report on Form 8-K dated September 21, 2004.

(24) Incorporated by reference to the Company's Current Report on Form 8-K dated November 5, 2004.

(25) Incorporated by reference to the Company's Current Report on Form 8-K dated November 8, 2004.

(26) Incorporated by reference to the Company's Current Report on Form 8-K dated December 16, 2004.

(27) Incorporated by reference to the Company's Current Report on Form 8-K dated January 20, 2005.

(28) Incorporated by reference to the Company's Current Report on Form 8-K dated February 10, 2005.

(29) Incorporated by reference to the Company's Current Report on Form 8-K dated February 18, 2005.

(30) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

(31) Incorporated by reference to the Company's Current Report on Form 8-K dated April 5, 2005.

(32) Incorporated by reference to the Company's Current Report on Form 8-K dated June 16, 2005.

(33) Incorporated by reference to the Company's Current Report on Form 8-K dated July 7, 2005.

(34) Incorporated by reference to the Company's Current Report on Form 8-K dated July 20, 2005.

(35) Incorporated by reference to the Company's Current Report on Form 8-K dated August 11, 2005.

(36) Filed herewith.

* Management Contract or Compensatory Plan or Arrangement.